

RL-07



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO THE OWNERS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK OF POLO RALPH LAUREN CORPORATION:

The 2007 Annual Meeting of Stockholders of Polo Ralph Lauren Corporation, a Delaware corporation (the "Company"), will be held at the St. Regis Hotel, 20th Floor Penthouse, 2 East 55th Street, New York, New York, on Thursday, **August 9, 2007, at 9:30 a.m.**, local time, for the following purposes:

1. To elect twelve directors to serve until the 2008 Annual Meeting of Stockholders;

2. To amend the Executive Officer Annual Incentive Plan;

3. To ratify the appointment of Deloitte & Touche LLP as independent auditors of the Company for the fiscal year ending March 29, 2008; and

4. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Stockholders of record at the close of business on June 25, 2007 are entitled to notice of, and to vote at, the Annual Meeting of Stockholders and any adjournments or postponements thereof.

By Order of the Board of Directors

JONATHAN D. DRUCKER
Senior Vice President, General Counsel and Secretary

New York, New York
July 3, 2007

EACH STOCKHOLDER IS URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY PROMPTLY. IN THE EVENT A STOCKHOLDER DECIDES TO ATTEND THE MEETING, IT, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY BY VOTING THE SHARES IN PERSON AT THE MEETING.



PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS

To Be Held On August 9, 2007

This proxy statement is furnished to the stockholders of Polo Ralph Lauren Corporation, a Delaware corporation, in connection with the solicitation by the Company's Board of Directors of proxies for the 2007 Annual Meeting of Stockholders of the Company to be held at the St. Regis Hotel, 20th Floor Penthouse, 2 East 55th Street, New York, New York on Thursday, August 9, 2007, at 9:30 a.m., local time, and at any adjournments or postponements thereof. This proxy statement and the accompanying proxy are being mailed to the Company's stockholders on or about July 6, 2007. In this proxy statement, we refer to Polo Ralph Lauren Corporation as the "Company", "we" or "us".

A proxy delivered pursuant to this solicitation may be revoked by the person executing the proxy at any time before it is voted by giving written notice to the Secretary of the Company, by delivering a later dated proxy, or by voting in person at the Annual Meeting of Stockholders. The address of the Company's principal executive offices is 650 Madison Avenue, New York, New York 10022.

Only holders of record of shares of the Company's Class A Common Stock and Class B Common Stock (together, the "Common Stock") at the close of business on June 25, 2007, the record date for the Annual Meeting of Stockholders, are entitled to notice of, and to vote at, the Annual Meeting of Stockholders and adjournments or postponements thereof. The presence, in person or by proxy, of the holders of one-third of the total number of shares of Common Stock outstanding on the record date will constitute a quorum for the transaction of business at the Annual Meeting of Stockholders. Each owner of record of Class A Common Stock on the record date is entitled to one vote for each share. Each owner of record of Class B Common Stock on the record date is entitled to ten votes for each share. On June 25, 2007, there were 60,748,668 outstanding shares of Class A Common Stock and 43,280,021 outstanding shares of Class B Common Stock. Except for the election of directors, the Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for the consideration of the stockholders of the Company.

The Company's Board of Directors has by resolution fixed the number of directors at twelve. Two directors (the "Class A Directors") will be elected by plurality vote of the shares of Class A Common Stock present in person or by proxy at the Annual Meeting of Stockholders and eligible to vote, and ten directors (the "Class B Directors") will be elected by plurality vote of the shares of Class B Common Stock present in person or by proxy at the Annual Meeting of Stockholders and eligible to vote. The approval of the amendment to the Company's Executive Officer Annual Incentive Plan (the "EOAIP") and the ratification of the appointment of Deloitte & Touche LLP ("Deloitte & Touche") as the Company's independent auditors will each require the affirmative vote of a majority of the total votes cast on that proposal by the shares of Common Stock present in person or by proxy at the Annual Meeting of Stockholders and eligible to vote. The Class A Common Stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "RL"; the Class B Common Stock is owned by Ralph Lauren and entities owned by, or established for the benefit of, Mr. Lauren or members of his family.

All properly executed proxies delivered pursuant to this solicitation and not revoked will be voted at the Annual Meeting of Stockholders in accordance with the directions given in such proxies. With respect to the election of directors to serve until the 2008 Annual Meeting of Stockholders, holders of either class of Common Stock may vote in favor of all nominees for election by that class, withhold their votes as to specific nominees, or withhold their votes as to all nominees for election by that class. With respect to the approval of the amendment of the EOAIP, stockholders may vote in favor of approval, vote against approval, or abstain from voting. With respect to the ratification of the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending March 29, 2008, stockholders may vote in favor of ratification, vote against ratification, or abstain from voting. Stockholders should specify their choices on the enclosed form of proxy. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR the election of all nominees for election as directors in the applicable class (Proposal 1), FOR the proposal to amend the Company's EOAIP (Proposal 2) and FOR the proposal to ratify the appointment of Deloitte & Touche as the Company's independent auditors (Proposal 3).

Abstentions will be counted as votes cast on proposals presented to stockholders, but broker non-votes will not be considered votes cast. Shares represented by broker non-votes with respect to any proposal will be considered present but not eligible to vote on such proposal. Abstentions and broker non-votes will have no effect on the election of directors, which is by plurality vote, but abstentions will, in effect, be votes against the amendment of the Company's EOAIP and the ratification of the appointment of independent auditors.

(PROPOSAL 1)

ELECTION OF DIRECTORS

The Company's Amended and Restated By-laws provide that its Board of Directors may fix the number of directors constituting the entire Board between six and twenty. The Board has currently fixed the number of directors constituting the entire Board of Directors at twelve. The Company's Board of Directors is presently divided into two classes, with all directors being elected annually. Pursuant to the Company's Amended and Restated Certificate of Incorporation, the two Class A Directors will be elected by the holders of Class A Common Stock and the ten Class B Directors will be elected by the holders of Class B Common Stock, each to serve until the 2008 Annual Meeting of Stockholders and until his or her successor is elected and qualified.

The Board appointed John R. Alchin and Jackwyn L. Nemerov on February 6, 2007 and Robert C. Wright on May 23, 2007 to serve as Class B directors until the 2007 Annual Meeting of Stockholders. Mr. Alchin, Ms. Nemerov and Mr. Wright have been nominated for election as Class B directors at the Annual Meeting of Stockholders.

Each of the Company's current directors have been nominated for re-election at the 2007 Annual Meeting of Stockholders. Joel L. Fleishman and Frank A. Bennack, Jr. have been nominated for election as Class A Directors, and Ralph Lauren, Roger N. Farah, Jackwyn L. Nemerov, John R. Alchin, Arnold H. Aronson, Joyce F. Brown, Judith A. McHale, Steven P. Murphy, Terry S. Semel and Robert C. Wright, have been nominated for election as Class B Directors. The Company knows of no reason why any nominee would be unable or unwilling to serve. If any nominee becomes unable or unwilling to serve for any reason, the Board, based on the recommendation of the Nominating & Governance Committee, may either reduce the number of directors or designate a substitute nominee. If a substitute nominee is designated, the persons named in the enclosed proxy will vote all proxies that would otherwise be voted for the named nominee or nominees for the election of such substitute nominee or nominees.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR EACH NOMINEE AS A DIRECTOR TO HOLD OFFICE UNTIL THE 2008 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL HIS OR HER SUCCESSOR IS ELECTED AND QUALIFIED. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY IN THEIR PROXIES THAT AUTHORITY IS WITHHELD AS TO ONE OR MORE NOMINEES.

CLASS A DIRECTOR NOMINEES FOR ELECTION

Frank A. Bennack, Jr. ..... Age 74 — Mr. Bennack has been a director of the Company since January 1998. In June 2002, Mr. Bennack became Chairman of the Executive Committee and Vice Chairman of the Board of Directors of The Hearst Corporation, after serving as President and Chief Executive Officer of The Hearst Corporation since 1979. He is also a member of the Board of Directors of Hearst-Argyle Television, Inc. and serves as the Chairman of Lincoln Center for the Performing Arts.

Joel L. Fleishman......... Age 73 — Mr. Fleishman, a director of the Company since January 1999, has been Professor of Law and Public Policy at the Terry Sanford Institute of Public Policy at Duke University since 1971 and the Director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions at Duke University since 1989. Mr. Fleishman is also a member of the Board of Directors, as well as Chairman of the Audit Committee, of Boston Scientific Corporation and the Board of Directors of James River Group, Inc., and serves as Chairman of the Board of Directors of the Urban Institute and Chairman of the Visiting Committee of the Kennedy School of Government, Harvard University.

CLASS B DIRECTOR NOMINEES FOR ELECTION

Ralph Lauren............ Age 67 — Mr. Lauren has been the Chairman, Chief Executive Officer and a director of the Company since prior to the Company's initial public offering in 1997, and was a member of the Advisory Board or Board of Directors of the Company's predecessors since their organization. Mr. Lauren founded the Polo business in 1967.

Roger N. Farah .... Age 54 — Mr. Farah has been President, Chief Operating Officer and a director of the Company since April 2000. He was Chairman of the Board of Venator Group, Inc. (now Foot Locker, Inc.) from December 1994 until April 2000, and was Chief Executive Officer of Venator Group, Inc. from December 1994 until August 1999. In June 2007, Mr. Farah was elected to serve as a member of the Board of Directors of Aetna Inc.

Jackwyn L. Nemerov ...... Age 55 — Ms. Nemerov has been Executive Vice President of the Company since September 2004 and a director of the Company since February 2007. She was President & Chief Operating Officer of Jones Apparel Group, Inc. from January 1998 until March 2002.

John R. Alchin........... Age 59 — Mr. Alchin has been a director of the Company since February 2007. He has served as Executive Vice President and Co-Chief Financial Officer and Treasurer of Comcast Corporation, a broadband cable provider offering a variety of consumer entertainment and communication products and services, since November 2002. He served as Executive Vice President and Treasurer of Comcast from January 2000 to November 2002. Mr. Alchin joined Comcast in 1990 as Senior Vice President and Treasurer. Mr. Alchin is also a member of the Board of Directors of BNY Hamilton Funds, Inc.

Arnold H. Aronson .... Age 72 — Mr. Aronson has been a director of the Company since November 2001. He has been a Managing Director, Retail Strategies at Kurt Salmon Associates, a global management consulting firm specializing in services to retail and consumer products companies, since 1997. In his career, Mr. Aronson served as chairman and chief executive officer of Saks Fifth Avenue, Inc., Batus Retail Group, the then parent entity of Saks Fifth Avenue, Marshall Fields, Kohls and others, and then of Woodward & Lothrup/John Wanamaker. Mr. Aronson currently serves as Vice Chairman of the Board of Trustees of The New School University and as Chairman of the Board of Governors of its Eugene Lang College and a member of the Board of Governors of its Parsons School of Design.

Dr. Joyce F. Brown	Age 60	Dr. Brown has been a director of the Company since May 2001. She has been the President of the Fashion Institute of Technology and Chief Executive Officer of the Educational Foundation for the Fashion Industries since 1998. From 1983 to 1992, Dr. Brown served as Vice Chancellor, as well as the University Dean, of the City University of New York and Acting President of Baruch College. From 1993 to 1994, she served as the Deputy Mayor of Public and Community Affairs for the City of New York. From 1994 to 1998, Dr. Brown was a Professor of Clinical Psychology at the Graduate School and University Center of the City University of New York, where she is now Professor Emerita. Dr. Brown is also a member of the Board of Directors of USEC Inc. and Linens 'n Things, Inc.
Judith A. McHale	Age 60	Ms. McHale has been a director of the Company since February 2001. She served as the President and Chief Executive Officer of Discovery Communications, Inc., the parent company of cable television's Discovery Channel, from June 2004 to December 2006, and served as its President and Chief Operating Officer from 1995 to 2004. Ms. McHale is also a member of the Board of Directors and Audit Committee of Host Hotel & Resorts, Inc.
Steven P. Murphy	Age 53	Mr. Murphy has been a director of the Company since November 2005. He has served as the President and Chief Executive Officer of Rodale Inc., a privately held publishing company, since 2002. He joined Rodale in 2000 as its President and Chief Operating Officer. Mr. Murphy held the position of Executive Vice President and Managing Director of Disney Publishing Worldwide from 1998 until 2000. From 1991 to 1998, Mr. Murphy served as President of EMI Music/Angel records.
Terry S. Semel	Age 64	Mr. Semel has been a director of the Company since September 1997. He is a non-executive Chairman and a member of the Board of Directors of Yahoo! Inc. and served as the Chairman and Chief Executive Officer of Yahoo! Inc. from May 2001 to June 2007. Mr. Semel has also served as Chairman of Windsor Media, Inc., Los Angeles, a diversified media company, since October 1999. Mr. Semel was Chairman of the Board and Co-Chief Executive Officer of the Warner Bros. Division of Time Warner Entertainment LP from March 1994 until October 1999, and of the Warner Music Group from November 1995 until October 1999.
Robert C. Wright	Age 64	Mr. Wright has been a director of the Company since May 2007. He has served as the Vice Chairman of GE's board, an Executive Officer and a member of the Corporate Executive Office of GE since 2000. Mr. Wright joined NBC as President and Chief Executive Officer in 1986, and was made Chairman and Chief Executive Officer of the network in 2001. He then served as Chairman and Chief Executive Officer of NBC Universal from 2004 to 2007, and continued to serve as Chairman of the NBC Universal board of directors until 2007. Prior to his association with NBC and NBC Universal, Mr. Wright served as President of General Electric Financial Services and, before that, as President of Cox Cable Communications.

The Company's Board of Directors held five meetings during its 2007 fiscal year, which ended on March 31, 2007. Each director attended more than 75% of the meetings held by the Board of Directors and its committees on which he or she served except for Terry S. Semel. The Company's Board of Directors and its committees also act from time to time by unanimous written consent in lieu of meetings.

CORPORATE GOVERNANCE

The Company's Board of Directors and management are committed to sound corporate governance. The Company has in place a comprehensive corporate governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") and the NYSE. Consistent with the Company's commitment to corporate governance, the Company does not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority controlled companies. The key components of the Company's corporate governance framework are set forth in the following documents:

- the Company's Amended and Restated Certificate of Incorporation;
- the Company's Amended and Restated By-Laws;
- the Company's Corporate Governance Policies;
- the Company's Audit Committee Charter;
- the Company's Nominating & Governance Committee Charter;
- the Company's Compensation Committee Charter;
- the Company's Code of Business Conduct and Ethics; and
- the Company's Code of Ethics for Principal Executive Officers and Senior Financial Officers.

Each of the above documents is available on the Company's investor relations website at http://investor.polo.com by clicking on "Corporate Governance". Copies of these documents are available to stockholders without charge upon written request to the Company's Investor Relations Department, 625 Madison Avenue, New York, New York 10022. Only the Board of Directors may grant a waiver under the Company's codes of ethics to any director or executive officer, and any such waiver will be promptly posted on the Company's website.

Director Independence

The Company's Board of Directors believes that a majority of its directors should be independent, and has determined that all of its non-management directors, Mr. John R. Alchin, Mr. Arnold H. Aronson, Mr. Frank A. Bennack, Jr., Dr. Joyce F. Brown, Mr. Joel L. Fleishman, Ms. Judith A. McHale, Mr. Steven P. Murphy, Mr. Terry S. Semel and Mr. Robert C. Wright, are independent in accordance with the guidelines established under the Company's Corporate Governance Policies and the NYSE's corporate governance listing standards. The Company's guidelines for determining directors' independence are set forth as Appendix A to this proxy statement.

Independent Committees of the Board

The Company's Board of Directors has established three committees consisting solely of independent directors — the Audit Committee, the Compensation Committee and the Nominating & Governance Committee.

The current members of the Audit Committee are Frank A. Bennack, Jr. (Chair), John R. Alchin, Dr. Joyce F. Brown and Judith A. McHale. The Audit Committee appoints the Company's independent auditors, and approves in advance all audit and permitted non-audit services performed by them and the scope and cost of their annual audits. The Audit Committee reviews (i) the results of the independent auditors' annual audits and quarterly reviews, (ii) management's compliance with the Company's major accounting and financial reporting policies, (iii) the adequacy of the Company's financial organization and management's procedures and policies relating to its internal control over financial reporting, and (iv) the Company's compliance with applicable laws relating to accounting practice. The Audit Committee met five times in fiscal 2007. The Board has determined that each member of the Audit Committee is financially literate and that at least two members of the Audit Committee, Mr. Bennack, its Chair, and Mr. Alchin are audit committee financial experts, as defined by the SEC. The Audit Committee has adopted a formal policy for the approval of the performance of all audit and non-audit services of the independent auditors. This policy is described under "(PROPOSAL 3) RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS."

The current members of the Compensation Committee are Joel L. Fleishman (Chair), Frank A. Bennack, Jr. and Terry S. Semel. The Compensation Committee reviews and approves compensation plans and arrangements with respect to the Company's executive officers and administers the employee benefit plans in which executive officers may participate, including the Company's Amended and Restated 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan") and its EOAIP. The Compensation Committee met five times in fiscal 2007.

The current members of the Nominating & Governance Committee are Dr. Joyce F. Brown (Chair), Arnold H. Aronson, Joel L. Fleishman and Steven P. Murphy. The Nominating & Governance Committee identifies individuals qualified to become directors, recommends director nominees to the Board, develops and recommends corporate governance policies to the Board, exercises oversight of the evaluation of the Board members and committees, as well as that of senior management, and recommends to the Board policies and principles for Chief Executive Officer succession, selection and performance reviews. The Nominating & Governance Committee met four times in fiscal 2007.

Non-Management Director Meetings

The Company's non-management directors met four times in fiscal 2007 without any management representatives present. Pursuant to the Company's Corporate Governance Policies, the leader of meetings of the non-management directors is chosen from among the chairs of the Audit, Compensation and Nominating & Governance Committees based on the topics to be discussed. The session leader can retain independent consultants and schedule meetings. Pursuant to the Company's Corporate Governance Policies, an executive session consisting of only those non-management directors who qualify as independent is held at least once a year.

Director Nominating Procedures

The Nominating & Governance Committee identifies and evaluates candidates for nomination as directors and submits its recommendations to the full Board for its consideration. The Committee, guided by the membership criteria established by the Board in the Company's Corporate Governance Policies, seeks highly qualified candidates who combine a broad spectrum of experience and expertise with a reputation for integrity. The Company's Board selects director nominees based upon contributions they can make to the Board and management regardless of gender or race, and seeks to maintain a majority of independent directors. The Committee solicits and receives suggestions for, as well as comments upon, director candidates from other directors, including the Chairman of the Board, and usually engages third parties either to assist in the search for director candidates or to assist in gathering information regarding director candidates' background and experience. If the Committee engages a third party to assist it, the Committee approves the fees that the Company pays for these services.

The Nominating & Governance Committee will consider candidates recommended by the Company's directors, members of management and stockholders, and will evaluate candidates recommended by stockholders on the same basis as other candidates. Candidates should have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Upon receiving a stockholder recommendation, the Committee will initially determine the need for additional or replacement Board members and then evaluate the candidate based on the information the Committee receives with the stockholder recommendation or that it may otherwise acquire, and may, in its discretion, consult with the Chairman and other members of the Company's Board. If the Committee determines that a more comprehensive evaluation is warranted, the Committee may obtain additional information about the director candidate's background and experience, including by means of interviews with the candidate.

The Company's stockholders may recommend candidates at any time, but the Nominating & Governance Committee requires recommendations for election at an annual meeting of stockholders to be submitted to the Committee no later than 120 days before the first anniversary of the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting of stockholders in order to be considered for nomination by the Committee. The Nominating & Governance Committee believes this deadline is appropriate and in the best interests of the Company and the Company's stockholders because it ensures that the Committee has sufficient time to evaluate properly all proposed candidates. Therefore, to submit a candidate for consideration for nomination at the 2008 Annual Meeting of Stockholders, a stockholder must submit the recommendation, in writing, by March 8, 2008. The written notice must include:

- all information relating to each potential candidate whom the stockholder is recommending that would be required to be disclosed in a solicitation of proxies for the election of such person as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected;
- the name and address of the stockholder giving the notice, as they appear on our books, and of the beneficial owner of those shares; and
- the class and number of shares which are owned beneficially or of record by the stockholder and the beneficial owner.

Recommendations must be sent to the Nominating & Governance Committee, Office of the Secretary, Polo Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022.

The Company's stockholders may directly nominate an individual for election as a director at an annual meeting of stockholders by complying with the nominating procedures set forth in the Company's Amended and Restated By-laws, which are described below under the caption "ADDITIONAL MATTERS — Stockholder Proposals for the 2008 Annual Meeting of Stockholders".

Director Communications

Stockholders and interested parties may contact any of the Company's directors, including the Chairman of the Board, the Chairs of the Board's independent Committees, any Committee of the Board, the Board's non-management directors as a group or the entire Board, by writing to them as follows: [Name(s)/ Title(s)], Office of the Secretary, Polo Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022. Communications received in this manner will be handled in accordance with the procedures approved by the Company's independent directors, who have requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as:

- spam
- junk mail and mass mailings
- product complaints
- product inquiries
- new product suggestions
- resumés and other forms of job inquiries
- surveys
- business solicitations or advertisements

In addition, material that is threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out will be available to any non-management director upon request.

Audit Committee Communications

Complaints and concerns relating to accounting, internal control over financial reporting or auditing matters may be communicated to the Audit Committee, which consists solely of non-employee directors, through the Office of the Secretary as described above under "Director Communications". Any such communication may be anonymous.

All complaints and concerns will be reviewed by the Audit Committee or a designated member of the Audit Committee. If the Committee or its member designee determines that a reasonable basis exists for conducting a formal investigation, the Audit Committee will direct and supervise the investigation, and may retain independent legal counsel, accountants and other advisors as it deems necessary. Confidentiality will be maintained to the fullest extent consistent with the need to conduct an adequate review. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.

The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of his or her employment based upon any lawful actions of such employee with respect to good faith reporting of complaints regarding accounting, internal controls or auditing matters.

Director Attendance at Annual Meetings

As provided in the Company's Corporate Governance Policies, directors are expected to attend Annual Meetings of Stockholders. All of the nine directors then constituting the entire Board attended the 2006 Annual Meeting of Stockholders.

Required Certifications

As of the mailing date of this proxy statement, the Company's Chief Executive Officer and Chief Financial Officer have timely delivered the certifications required under applicable rules of the SEC. The Chairman and Chief Executive Officer's fiscal 2006 annual certification which was provided to the NYSE in September 2006 regarding the NYSE's corporate governance listing standards did not contain any qualification with respect to the Company's compliance with such standards.

Audit Committee Report

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the Company's consolidated financial statements, the Company's compliance with legal and regulatory requirements, the Company's system of internal control over financial reporting and the qualifications, independence and performance of its internal and independent auditors. We have the sole authority and responsibility to select, evaluate and, when appropriate, replace the Company's independent auditors. The Committee currently is composed of four independent directors and operates under a written charter adopted by the Audit Committee and ratified by the Board.

Management is responsible for the Company's financial reporting process, including the Company's internal control over financial reporting, and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. Deloitte & Touche, as the Company's independent auditors, is responsible for auditing those financial statements and management's assessment of internal control over financial reporting and expressing its opinion as to the fairness of the financial statement presentation in accordance with generally accepted accounting principles, the fairness of management's assessment of the Company's internal control over financial reporting, and the effectiveness of the Company's internal control over financial reporting. Our responsibility is to oversee and review these processes. We are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or generally accepted accounting principles or as to auditor independence. We rely, without independent verification, on the information provided to us and on the representations made by management and the independent auditors.

In this context, we have met and held discussions with management and Deloitte & Touche, the Company's independent auditors for the fiscal year ended March 31, 2007. Management represented to us that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche the Company's consolidated financial statements for the fiscal year ended March 31, 2007 and the Company's internal control over financial reporting. We also discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). Deloitte & Touche provided to us the written disclosures required by Independence Standards Board Standard No. 1, as amended (Independence Discussions with Audit Committees), and we discussed their independence with them. In determining Deloitte & Touche's independence, we considered whether their provision of non-audit services to the

Company was compatible with maintaining independence. We received regular updates on Deloitte & Touche's fees and the scope of audit and non-audit services it provided. All such services were provided consistent with applicable rules and our pre-approval policies and procedures.

Based on our discussions with management, our internal auditors and Deloitte & Touche and our review of the representations of management and Deloitte & Touche, and subject in all cases to the limitations on our role and responsibilities referred to above and set forth in the Audit Committee Charter, we recommended to the Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended March 31, 2007 be included in the Company's Annual Report on Form 10-K. We also approved, subject to stockholder ratification, the selection of Deloitte & Touche as the Company's independent auditors for the fiscal year ending March 29, 2008.

Members of the Audit Committee

Frank A. Bennack, Jr. (Chair)
John R. Alchin
Dr. Joyce F. Brown
Judith A. McHale

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 25, 2007 by: (i) each stockholder who is known by the Company to beneficially own in excess of five percent of any class of the Company's voting securities, (ii) each director, (iii) each of the executive officers whose names appear in the summary compensation table under the heading "SUMMARY COMPENSATION TABLE" below (the "named executive officers") and (iv) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the SEC consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power. In addition, a person is deemed to be the beneficial owner of securities if that person has the right to acquire beneficial ownership of such securities within 60 days, including through conversion or exercise of an option or other right. Unless otherwise indicated below, the address of each shareholder is 650 Madison Avenue, New York, New York 10022.

	Class A Common Stock		Class B Common Stock(1)		Voting Power of Total Common Stock %
	Number	%	Number	%	
Ralph Lauren	1,664,286(2)	2.7	43,280,021(3)	100%	87.7
Roger N. Farah	688,327(4)	1.1	—	—	*
Jackwyn L. Nemerov	237,450(5)	*	—	—	*
John R. Alchin	2,000(6)	*	—	—	*
Arnold H. Aronson	16,834(7)	*	—	—	*
Frank A. Bennack, Jr.	32,534(8)	*	—	—	*
Dr. Joyce F. Brown	2,034(9)	*	—	—	*
Joel L. Fleishman	36,534(10)	*	—	—	*
Judith A. McHale	21,534(11)	*	—	—	*
Steven P. Murphy	4,284(12)	*	—	—	*
Terry S. Semel	33,534(13)	*	—	—	*
Robert C. Wright	—(14)	*	—	—	*
Tracey T. Travis	59,998(15)	*	—	—	*
Mitchell A. Kosh	17,744(16)	*	—	—	*
FMR Corp.	5,389,555(17)	8.9	—	—	1.1
OppenheimerFunds, Inc.	3,274,900(18)	5.4	—	—	*
D.E. Shaw & Co., L.P.	3,114,412(19)	5.1			*
All directors and executive officers as a group (14 persons)	2,817,093(20)	4.4%	43,280,021	100%	87.8%

* Less than 1.0%

(1) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class B Common Stock will be automatically converted into a share of Class A Common Stock upon transfer to a person who is not a member of the Lauren family.

(2) Consists of vested options representing the right to purchase shares of Class A Common Stock. Does not include unvested options to purchase 150,000 shares of Class A Common Stock and 404,095 unvested restricted stock units that, subject to vesting, entitle Mr. Lauren to receive an equal number of shares of Class A Common Stock upon retirement.

(3) Includes (i) 1,557,503 shares of Class B Common Stock owned by RL Family, L.P., a partnership of which Mr. Lauren is the sole general partner, (ii) 10,959,814 shares of Class B Common Stock owned by RL Holding, L.P., a partnership controlled by RL Holding Group, Inc., a corporation wholly owned by Mr. Lauren, (iii) 24,236 shares of Class B Common Stock owned by RL Holding Group, Inc., (iv) 6,382,199 shares held by certain grantor retained annuity trusts established by Mr. Lauren of which Mr. Lauren and Roger N. Farah are

the trustees, (v) 3,029,637 shares held by certain grantor retained annuity trusts established by Ricky Lauren, Mr. Lauren's wife, of which Ms. Lauren and Mr. Farah are the trustees and (vi) 970,363 shares held by Ms. Lauren. The 10,959,814 shares of Class B Common Stock held by RL Holding, L.P. constitute 25.3 % of the total number of outstanding shares of Class B Common Stock.

(4) Includes 60,000 restricted shares of Class A Common Stock and vested options representing the right to purchase 550,000 shares of Class A Common Stock. Does not include an aggregate of 9,411,836 shares of Class B Common Stock held by grantor retained annuity trusts established by Ralph Lauren and Ricky Lauren of which Mr. Farah is a co-trustee. Also does not include an aggregate of 629,851 unvested restricted stock units, 376,797 of which are performance based.

(5) Includes 45,000 restricted shares of Class A Common Stock and vested options to purchase 181,958 shares of Class A Common Stock. Does not include unvested options to purchase 115,977 shares of Class A Common Stock or unvested performance based restricted stock units with respect to 52,121 shares of Class A Common Stock, subject to upward adjustment.

(6) Excludes unvested options representing the right to purchase 7,500 shares of Class A Common Stock.

(7) Includes 1,900 shares owned by Mr. Aronson's spouse, 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 12,000 shares of Class A Common Stock. Does not include unvested options to purchase 3,108 shares of Class A Common Stock.

(8) Includes 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 22,500 shares of Class A Common Stock. Does not include unvested options to purchase 3,108 shares of Class A Common Stock.

(9) Consists of 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 1,500 shares of Class A Common Stock. Does not include unvested options to purchase 3,108 shares of Class A Common Stock.

(10) Includes 4,000 shares held indirectly in a retirement account, 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 27,000 shares of Class A Common Stock. Does not include unvested options to purchase 3,108 shares of Class A Common Stock.

(11) Consists of 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 21,000 shares of Class A Common Stock. Does not include unvested options to purchase 3,108 shares of Class A Common Stock.

(12) Includes 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 3,750 shares of Class A Common Stock. Does not include unvested options to purchase 5,358 shares of Class A Common Stock.

(13) Includes 534 restricted shares of Class A Common Stock and vested options representing the right to purchase 25,500 shares of Class A Common Stock. Does not include unvested options to purchase 3,108 shares of Class A Common Stock.

(14) Excludes unvested options representing the right to purchase 7,500 shares of Class A Common Stock.

(15) Includes vested options representing the right to purchase 51,643 shares of Class A Common Stock. Does not include unvested options to purchase 28,912 shares of Class A Common Stock or unvested performance based restricted stock units with respect to 11,720 shares of Class A Common Stock, subject to upward adjustment.

(16) Includes vested options representing the right to purchase 9,725 shares of Class A Common Stock. Does not include unvested options to purchase 6,325 shares of Class A Common Stock or unvested performance based restricted stock units with respect to 10,430 shares of Class A Common Stock, subject to upward adjustment.

(17) According to a Schedule 13G dated February 14, 2007: (i) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 4,863,035 shares of Class A Common Stock as a result of Fidelity acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Funds"); (ii) Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 7,700 shares of Class A Common Stock as a result of its serving as investment manager of certain institutional accounts; (iii) Fidelity International Limited ("FIL") is the beneficial owner of 240,200 shares of Class A Common

Stock; (iv) Pyramis Global Advisors, LLC ("PGALLC") is the beneficial owner of 7,100 shares of Class A Common Stock; and Pyramis Global Advisors Trust Company ("PGATC") is the beneficial owner of 271,490 shares of Class A Common Stock. Each of FMR Corp. and Edward C. Johnson 3d., Chairman of FMR Corp., may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Fidelity, FMTC, FIL, PGALLC and PGATC. Each of Edward C. Johnson 3d and FMR Corp., through its control of Fidelity and the Fidelity Funds, has the sole power to dispose of the 4,863,035 shares of Class A Common Stock owned by the Fidelity Funds. Each of Edward C. Johnson 3d and FMR Corp, through its control of FMTC, has the sole power to vote or direct the vote of, and to dispose of, the 7,700 shares of Class A Common Stock owned by institutional accounts managed by FMTC. Each of Edward C. Johnson 3d and FMR Corp, through its control of PGALLC has the sole power to vote or direct the vote of, and to dispose of, the 7,100 shares of Class A Common Stock owned by institutional accounts managed by PGALLC. Each of Edward C. Johnson 3d and FMR Corp, through its control of PGATC, has the sole dispositive power over 271,490 shares and sole power to vote or direct the voting of 241,590 shares of Class A Common Stock owned by institutional accounts managed by PGATC. Neither FMR Corp. nor Edward C. Johnson has the sole power to vote or direct the voting of the shares of Class A Common Stock owned directly by the Fidelity Funds. The address of each of these persons, other than FIL, PGALLC and PGATC, is 82 Devonshire Street, Boston, Massachusetts 02109. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The address for PGALLC and PGATC is 53 State Street, Boston Massachusetts, 02109.

(18) According to a Schedule 13G dated February 7, 2007, OppenheimerFunds, Inc. is the beneficial owner of 3,274,900 shares of Class A Common Stock. The address of OppenheimerFunds, Inc. is Two World Financial Center, 225 Liberty Street, New York, New York 10281.

(19) According to a Schedule 13G dated April 12, 2007, D.E. Shaw & Co., L.P. ("Shaw") and David E. Shaw, by virtue of his position as President and sole shareholder of D.E. Shaw & Co, Inc., the general partner of Shaw, share voting power of 2,985,412 shares of Class A Common Stock and dispositive power of 3,114,412 shares of Class A Common Stock. Shaw acts as the investment advisor and/or managing member of various investment companies composed of (i) 1,514,500 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (ii) 13 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C., (iii) 983,299 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (iv) 244,800 shares that D. E. Shaw Valence, L.L.C. has the right to acquire through the exercise of listed call options, and (v) 371,800 shares under the management of D. E. Shaw Investment Management, L.L.C. David E. Shaw disclaims beneficial ownership of such 3,114,412 shares. The address of Shaw and David E. Shaw is 120 W. 45th Street Tower 45, 39th Floor, New York, New York 10036.

(20) Includes vested options granted under the Company's 1997 Stock Incentive Plan and the Company's prior 1997 Non-Employee Director Stock Option Plan (such plan expired on December 31, 2006) representing the right to acquire 2,570,862 shares of Class A Common Stock and 108,738 restricted shares of Class A Common Stock granted under the Company's 1997 Stock Incentive Plan. Does not include unvested options granted under the 1997 Stock Incentive Plan and the Company's prior 1997 Non-Employee Director Stock Option Plan (such plan expired on December 31,.2006) representing the right to acquire 340,220 shares of Class A Common Stock or 1,117,887 unvested restricted stock units granted under the 1997 Stock Incentive Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file initial reports of ownership and reports of changes in ownership of the Company's Class A Common Stock with the SEC and to provide copies of these reports to the Company. These filing requirements also apply to certain beneficial owners of more than ten percent of the Company's Class A Common Stock. To the Company's knowledge, based solely on the Company's review of the copies of Section 16(a) reports furnished to the Company during the fiscal year ended March 31, 2007 and on written representations from certain reporting persons that no Form 5s were required to be filed by such persons, all reportable transactions during that fiscal year were reported on a timely basis.

DIRECTOR COMPENSATION

On August 10, 2006, the Nominating & Governance Committee of the Company approved changes to the annual compensation provided to non-employee directors for the first time since 2003. The changes were made upon the recommendation of the Compensation Committee and were ratified by the Board of Directors. The fee changes for annual retainers became effective on August 11, 2006 and the changes for annual equity awards become effective for fiscal 2008. The changes in compensation for non-employee directors are as follows:

- increased the annual retainer fee for each non-employee director from $35,000 to $45,000;
- increased the annual retainer fee for each Committee Chair from $7,500 to $15,000; and
- changed the annual equity award for non-employee directors from a fixed annual grant of 3,000 stock options to an annual award based on a target equity value of $94,000. One-half of the target equity value will be delivered in the form of stock options and one-half will be delivered in the form of restricted shares of Class A Common Stock. The options and the restricted shares of Class A Common Stock will vest over three years in equal annual installments. The stock option exercise term for future stock option awards was changed from 10 years to seven years.

The fee paid to non-employee directors for each meeting of a Committee of the Board of Directors that a director attends remained unchanged at $2,000 per Committee meeting. A non-employee director also continues to receive a grant of options to purchase 7,500 shares of the Company's Class A Common Stock at the time that the director joins the Board of Directors of the Company. These options will vest over three years in equal annual installments and the stock option exercise term is seven years.

The annual retainer and attendance fees are paid to the non-employee directors in quarterly installments in arrears. The annual equity award to non-employee directors is awarded at the beginning of each fiscal year to those non-employee directors who have served as directors for at least half of the preceding fiscal year.

The Company reimburses its non-employee directors for reasonable travel expenses to attend Board and Committee meetings. Non-employee directors are also provided with a 50% merchandise discount on most Company products.

DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of the Company's non-employee directors for fiscal 2007. Directors who are employees of the Company receive no compensation for their services as directors and do not serve on Board Committees.

DIRECTOR COMPENSATION FISCAL YEAR 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John R. Alchin(3)	6,552.20	—	24,979	—	—	—	31,531.20
Arnold H. Aronson(4)	43,401.10	—	20,566	—	—	—	63,967.10
Frank A. Bennack, Jr.(5)	73,701.92	—	20,566	—	—	—	94,267.92
Dr. Joyce F. Brown(6)	67,701.92	—	20,566	—	—	—	88,267.92
Joel L. Fleishman(7)	71,701.92	—	20,566	—	—	—	92,267.92
Judith A. McHale(8)	51,401.10	—	20,566	—	—	—	71,967.10
Steven P. Murphy(9)	49,401.10	—	74,624	—	—	—	124,025.10
Terry S. Semel(10)	45,401.10	—	20,566	—	—	—	65,967.10
Robert C. Wright(11)	—	—	—	—	—	—	—

(1) Effective on August 11, 2006, the annual retainer for each non-employee director increased from $35,000 to $45,000 and for each Committee Chair from $7,500 to $15,000. The fee paid to non-employee directors for each meeting of a Committee of the Board of Directors that a director attends remained unchanged at $2,000 per Committee meeting.

(2) The stock compensation amounts shown on the table do not reflect compensation actually received by the non-employee directors. The stock compensation amounts reported in this column instead represent the compensation expense, without reduction for any risk of forfeiture, recognized by the Company for financial statement reporting purposes related to stock options awarded to directors for fiscal 2007. The Company recognizes compensation expense for the share-based awards provided to the non-employee directors that have time-based vesting and no performance conditions on an accelerated basis. For share-based awards with a two year vesting period, this has the effect of 75% of the total compensation expense being recognized in the first year and 25% in the second year. The compensation expenses recognized for Steven P. Murphy and John R. Alchin in fiscal 2007 represented 8/12 and 2/12, respectively, of their initial grants of 7,500 stock options provided to them when they joined the Board in fiscal 2006 and fiscal 2007, respectively. The compensation expenses recognized for all other eligible non-employee directors included grants of 3,000 stock options made as of April 1, 2005 and 3,000 stock options made as of April 1, 2006, consistent with the Company's accelerated basis of expense recognition. These amounts have been determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) ("FAS 123(R)") and include amounts from stock option awards granted both during and prior to fiscal 2007. Assumptions used in the calculations of these amounts are included in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K.

(3) John R. Alchin was appointed to the Board of Directors and as a member of the Audit Committee on February 6, 2007. Fiscal 2007 compensation included:

- $6,552.20 in annual retainer fees pro-rated from the annual fee of $45,000 per year; and
- $24,979 representing compensation expense associated with an initial grant of options as of February 6, 2007 to purchase 7,500 shares of the Company's Class A Common Stock. The grant date fair value of these 7,500 options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $229,350, based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Mr. Alchin held options to purchase 7,500 shares of the Company's Class A Common Stock.

(4) Arnold H. Aronson is a member of the Nominating & Governance Committee as of February 6, 2007. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;
- $2,000 for attendance at meetings of the Nominating & Governance Committee; and
- $15,948 representing compensation expense associated with an annual grant as of April 1, 2006 of options to purchase 3,000 shares of the Company's Class A Common Stock and $4,618 representing compensation expense associated with an annual grant as of April 1, 2005 of options to purchase 3,000 shares of the Company's Class A Common Stock. The grant date fair value of these options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $60,180 for the 3,000 options granted on April 1, 2006 and $46,650 for the 3,000 options granted on April 1, 2005, based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Mr. Aronson held options to purchase 13,500 shares of the Company's Class A Common Stock.

(5) Frank A. Bennack, Jr. is Chair of the Audit Committee and a member of the Compensation Committee. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;

- $12,300.82 for an annual retainer fee as Chair of the Audit Committee based upon a fee of $7,500 per year from April 2, 2006 to August 10, 2006 and $15,000 per year from August 11, 2006 to March 31, 2007;

- $20,000 for attendance at meetings of the Audit Committee and Compensation Committee; and

- $15,948 representing compensation expense associated with an annual grant as of April 1, 2006 of options to purchase 3,000 shares of the Company's Class A Common Stock and $4,618 representing compensation expense associated with an annual grant as of April 1, 2005 of options to purchase 3,000 shares of the Company's Class A Common Stock. The grant date fair value of these options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $60,180 for the 3,000 options granted on April 1, 2006 and $46,650 for the 3,000 options granted on April 1, 2005,based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Mr. Bennack held options to purchase 31,500 shares of the Company's Class A Common Stock.

(6) Dr. Joyce F. Brown is Chair of the Nominating & Governance Committee and a member of the Audit Committee. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;

- $12,300.82 for an annual retainer fee as Chair of the Nominating & Governance Committee based upon a fee of $7,500 per year from April 2, 2006 to August 10, 2006 and $15,000 per year from August 11, 2006 to March 31, 2007;

- $14,000 for attendance at meetings of the Audit Committee and Nominating & Governance Committee; and

- $15,948 representing compensation expense associated with an annual grant as of April 1, 2006 of options to purchase 3,000 shares of the Company's Class A Common Stock and $4,618 representing compensation expense associated with an annual grant as of April 1, 2005 of options to purchase 3,000 shares of the Company's Class A Common Stock. The grant date fair value of these options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $60,180 for the 3,000 options granted on April 1, 2006 and $46,650 for the 3,000 options granted on April 1, 2005,based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Dr. Brown held options to purchase 22,500 shares of the Company's Class A Common Stock.

(7) Joel L. Fleishman is Chair of the Compensation Committee and a member of the Nominating & Governance Committee. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;

- $12,300.82 for an annual retainer fee as Chair of the Compensation Committee based upon a fee of $7,500 per year from April 2, 2006 to August 10, 2006 and $15,000 per year from August 11, 2006 to March 31, 2007;

- $18,000 for attendance at meetings of the Compensation Committee and Nominating & Governance Committee; and

- $15,948 representing compensation expense associated with an annual grant as of April 1, 2006 of options to purchase 3,000 shares of the Company's Class A Common Stock and $4,618 representing compensation expense associated with an annual grant as of April 1, 2005 of options to purchase 3,000 shares of the Company's Class A Common Stock. The grant date fair value of these options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $60,180 for the 3,000 options granted on April 1, 2006 and $46,650 for the 3,000 options granted on April 1, 2005, based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Mr. Fleishman held options to purchase 28,500 shares of the Company's Class A Common Stock.

(8) Judith A. McHale is a member of the Audit Committee. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;
- $10,000 for attendance at meetings of the Audit Committee; and
- $15,948 representing compensation expense associated with an annual grant as of April 1, 2006 of options to purchase 3,000 shares of the Company's Class A Common Stock and $4,618 representing compensation expense associated with an annual grant as of April 1, 2005 of options to purchase 3,000 shares of the Company's Class A Common Stock. The grant date fair value of these options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $60,180 for the 3,000 options granted on April 1, 2006 and $46,650 for the 3,000 options granted on April 1, 2005, based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Ms. McHale held options to purchase 22,500 shares of the Company's Class A Common Stock.

(9) Steven P. Murphy is a member of the Nominating & Governance Committee. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;
- $8,000 for attendance at meetings of the Nominating & Governance Committee; and
- $74,624 representing compensation expense associated with an initial grant of options as of November 28, 2005 to purchase 7,500 shares of the Company's Class A Common Stock. The grant date fair value of these 7,500 options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $128,625, based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Mr. Murphy held options to purchase 7,500 shares of the Company's Class A Common Stock.

(10) Terry S. Semel is a member of the Compensation Committee. Fiscal 2007 compensation included:

- $41,401.10 in annual retainer fees based upon a fee of $35,000 per year from April 2, 2006 to August 10, 2006 and $45,000 per year from August 11, 2006 to March 31, 2007;
- $4,000 for attendance at meetings of the Compensation Committee; and
- $15,948 representing compensation expense associated with an annual grant as of April 1, 2006 of options to purchase 3,000 shares of the Company's Class A Common Stock and $4,618 representing compensation expense associated with an annual grant as of April 1, 2005 of options to purchase 3,000 shares of the Company's Class A Common Stock. The grant date fair value of these options, estimated using the Black-Scholes option-pricing model in accordance with FAS 123(R), was $60,180 for the 3,000 options granted on April 1, 2006 and $46,650 for the 3,000 options granted on April 1, 2005, based on assumptions noted in footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. At the end of fiscal 2007, Mr. Semel held options to purchase 34,500 shares of the Company's Class A Common Stock.

(11) Robert C. Wright was appointed to the Board of Directors on May 23, 2007, after the end of the Company's 2007 fiscal year, and thus, received no compensation or options to purchase shares of the Company's Class A Common Stock in fiscal 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Policy

Compensation Philosophy and Objectives

The Company's compensation philosophy is designed to attract, motivate and retain qualified executives and to support a performance-oriented environment that rewards achievement of the Company's short-term and long-term goals. The Company seeks to establish and maintain a compensation program that guides and reinforces sound decision-making, the achievement of targeted goals, and leadership behavior. This philosophy is reflected in the following guiding principles:

- *Goal Achievement* — The Company's strategic and operating goals seek to drive performance in the Company's wholesale, retail and licensing markets to create shareholder value. The Company's compensation program is closely aligned with these goals to continually challenge individuals to perform at their highest levels.
- *Professional Growth* — The compensation program is designed to create an environment that encourages, rewards and sustains professional growth. Compensation and reward opportunities are designed to reflect an individual's development and job performance in his or her position and the nature of the employee's contribution to the Company's overall success.
- *Link to Company Affiliation* — The Company is a complex international organization that remains focused on bringing collective effort to bear on common goals. The Company's compensation program seeks to reinforce teamwork and a strong link to company affiliation.
- *Competitive Compensation* — To support its goals of attracting and retaining quality talent, the Company has taken significant steps to maintain its compensation at competitive levels while at the same time seeking to avoid inequities within the Company. While the Company considers, among other things, competitive market compensation paid by other companies in establishing its compensation programs, it does not attempt to maintain a certain target percentile within a peer group or otherwise rely exclusively on this type of data to determine executive compensation.

Process for Determining Compensation for Executives

Role of Compensation Committee and Management's Role. The Compensation Committee of the Company's Board of Directors is responsible for evaluating the performance of and determining the compensation payable to Ralph Lauren, the Chief Executive Officer ("CEO") and Roger N. Farah, the Chief Operating Officer ("COO") of the Company. The CEO and the COO evaluate the performance of the three other named executive officers and the Compensation Committee considers proposals from the CEO and the COO to approve increases with respect to the compensation payable to the three other named executive officers. The Compensation Committee regularly reviews the design and structure of the Company's compensation programs to ensure that management's interests are closely aligned with stockholders' interests and that the compensation programs are designed to further the Company's strategic priorities.

Role of Compensation Consultant. The Compensation Committee has retained the services of an independent advisor to provide guidance in association with significant executive compensation decisions. For most of fiscal 2007, the Compensation Committee relied on the services of Hewitt Associates Inc. for this advice. In March 2007, the Compensation Committee approved the selection of Exequity LLP to provide ongoing advisory services with respect to executive compensation when the Compensation Committee's lead outside consultant who was extremely knowledgeable with respect to the Company's executive compensation program left Hewitt Associates to join Exequity. The Compensation Committee periodically solicits from its compensation advisors market information on compensation trends, along with perspectives on the design and administration of specific pay programs which the Company uses to motivate its employees and to fulfill its corporate, strategic and business objectives. The Compensation Committee retains sole responsibility for engaging Exequity or any other compensation advisor, and meets frequently with its advisor in executive sessions. From time to time, and in response to Compensation Committee directives, the compensation advisor has conducted specific projects for the Company, all of which have been connected with matters pertaining to the operation and administration of the Company's executive compensation program. Neither Hewitt Associates nor Exequity provided any services to the Company other than those directly relating to its role as executive compensation advisor to the Compensation Committee during fiscal 2007.

Performance Evaluation. Performance is evaluated for all employees on an annual basis following the end of each fiscal year. Messrs. Lauren and Farah evaluate the performance of the other three named executive officers (listed in the Summary Compensation Table) and report to the Compensation Committee with respect thereto and the Compensation Committee evaluates the performance of Messrs. Lauren and Farah.

Employment Agreements. The Company has a longstanding practice of entering into employment agreements with its corporate officers and senior management. The Company believes that employment agreements provide greater assurance of continuity and retention of critical creative and operating talent and other expertise in a highly competitive industry. Employment agreements for the CEO and the COO are developed and approved by the Compensation Committee in consultation with the Compensation Committee's independent compensation advisor. Employment agreements for the other three named executive officers are established by Mr. Lauren and Mr. Farah in consultation with and subject to the approval of the Compensation Committee. The guidelines for salary, bonus and certain other compensation components for each named executive officer are set forth in his or her respective employment agreement. See "Executive Employment Agreements" and "Summary Compensation Table" below.

The Company renewed the employment agreement of its Senior Vice President and Chief Financial Officer, Ms. Tracey T. Travis, effective March 26, 2007, and the employment agreement of its Senior Vice President for Human Resources and Legal, Mr. Mitchell A. Kosh, effective April 30, 2007. Their initial annual salaries under these agreements are equivalent to the annual salaries that they each received for fiscal year 2007 and their bonuses and other compensation arrangements are identical to those set forth in their prior employment agreements. See "Executive Employment Agreements" and "Summary Compensation Table" below. In addition, on June 12, 2007, the Company renewed Mr. Lauren's employment agreement for an additional five-year period commencing on March 30, 2008. See "Executive Employment Agreements" and "Potential Payments Upon Termination or Change in Control" for key changes between Mr. Lauren's current employment agreement and his renewed employment agreement.

Components of Executive Compensation

The Company's compensation structure consists primarily of an annual base salary, annual cash incentive bonus and long-term equity-based incentive awards generally in the form of stock options, restricted stock awards, and restricted performance share units (RPSUs). The Company also provides deferred compensation and perquisites for certain executives. These components of compensation are reviewed from time to time internally and externally relative to companies that compete with the Company for business and/or executive and creative talent. In establishing compensation structures and programs, the Company generally considers competitive market compensation, particularly annual base salaries and annual bonus or incentive payments, paid by other companies in the areas of branded apparel, luxury goods and retail, including those in the New York region, nationally or internationally, as appropriate. While the Compensation Committee is from time to time provided with information regarding such competitive market compensation from publicly available sources or third party survey sources, the Company does not seek to maintain a certain target percentile within any specific peer group, or otherwise place significant emphasis on executive compensation approaches taken by other branded apparel, luxury goods or retail companies.

Base Salary. Base salaries for the named executive officers are set forth in their respective employment agreements. Periodically, however, the Compensation Committee considers proposals from the Company's management to approve increases to the base salaries for named executive officers other than Mr. Lauren and Mr. Farah. When considering whether to approve these adjustments, the Compensation Committee takes into account a number of factors, including:

- the Company's performance;
- the individual's current and historical performance and contribution to the Company; and
- the individual's role and unique skills.

In fiscal 2007, in conjunction with the Company's annual performance review process, the Compensation Committee approved annual base salary increases for a number of its senior executives in recognition of their contributions to the Company's strong performance during the preceding fiscal year. Ms. Tracey T. Travis, the Company's Senior Vice President and Chief Financial Officer, and Mr. Mitchell A. Kosh, the Company's Senior Vice President of Human Resources and Legal, received annual salary increases of approximately 8% and 4%, respectively, which increases were comparable to those annual increases provided to a number of other senior management employees of the Company.

Annual Cash Incentive Bonuses. The Company has two cash incentive bonus plans, the Executive Incentive Plan ("EIP") and the Executive Officer Annual Incentive Plan ("EOAIP"). Each plan is designed to promote executive decision making and achievement that supports the realization of key overall Company financial goals. For fiscal 2007, the participants in the Company's EOAIP consisted of each of the Company's five named executive officers.

Executive Incentive Plan. Eligible EIP participants are those employees who are in positions of Senior Director level and above ("Executives") and who make important leadership contributions to achieve the Company's annual objectives. Executives designated as corporate participants are eligible to receive a bonus based primarily on the Company's overall corporate performance while Executives designated as division participants are eligible to receive a bonus based on a combination of the Company's overall corporate performance and the particular Executive's division's performance. In fiscal 2007, under the EIP, Executives had target bonus opportunities ranging from 15% to 50% of fiscal year salary earnings, depending on position level and responsibility, with larger bonus opportunities provided to those with greater responsibility.

The Compensation Committee establishes the guidelines under which the EIP is administered, including financial performance goals and payout schedules. The goals reflect the Company's performance using performance measures such as the following (each as determined in accordance with generally accepted accounting principles as consistently applied by the Company):

- net revenues,
- gross profit,
- net income before taxes,
- selling, general and administrative expenses as a percentage of net revenues, and
- inventory turn rate and inventory shrinkage control.

If so determined by the Compensation Committee at the beginning of the applicable fiscal period, performance relative to goals may also be adjusted to omit the effects of, among other things, extraordinary items, any gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles.

The EIP provides payouts based on different levels of achievement:

- *Threshold:* the minimum level of performance for which a bonus is paid and typically set at 80% to 90% of the Target level. No bonuses will be earned if the Threshold level of performance is not achieved.
- *Target:* 100% achievement of financial goals.
- *Maximum:* achievement at a superior level of performance of up to 110% of the Target Level.

For achievement between Threshold and Maximum, bonus payouts are interpolated to reflect the level of results achieved. Bonuses for EIP participants are capped at 100% of their fiscal year salary earnings.

Executive Officer Annual Incentive Plan. The Company maintains a separate plan, similar to the EIP, for a select group of its corporate officers. Under the EOAIP, the Compensation Committee determines the EOAIP participants from among the Company's executive officers. The Compensation Committee has the discretion to reduce or eliminate, but not increase, the bonus amounts payable under the plan. The EOAIP is proposed to be amended, subject to stockholder approval. See "Proposal 2 — Proposal to Amend the Polo Ralph Lauren

Corporation Executive Officer Annual Incentive Plan." For fiscal 2007, the participants in the Company's EOAIP consisted of each of the Company's five named executive officers.

While the EOAIP is similar to the EIP, the Company believes that maintaining a separate EOAIP for the Company's corporate officers provides the Compensation Committee with the flexibility to maintain an incentive plan for these officers that is closely aligned with the officers' significant roles and broad responsibilities within the Company and reflects their contributions to the overall success of the Company. In fiscal 2007, the key differences between the EIP and the EOAIP are:

- participants in the EOAIP may have individual payout schedules based upon such participant's existing employment agreement;
- participants in the EOAIP are eligible for a bonus opportunity based 100% on the Company's total performance without consideration of performance within a specific division; and
- strategic financial goals are tailored for EOAIP participants based on overall company goals.

The EOAIP incorporates the same current levels of achievement as provided in the EIP, which consist of Threshold, Target and Maximum levels. However, the employment agreement for Mr. Lauren provides for achievement levels of Minimum, Threshold, Target and Maximum. See "Executive Employment Agreements — Ralph Lauren's Employment Agreement". Performance measures under the EOAIP may vary from period to period and from corporate officer to corporate officer. If so determined by the Compensation Committee at the beginning of the fiscal year, performance relative to goals may also be adjusted, to the extent permitted under Section 162(m) of the Code, to omit, among other things, the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles.

Fiscal 2007 Cash Incentive Bonuses. Each year, the Company engages in an extensive and deliberate process to establish its budget, performance measures and performance targets which are then presented to the Compensation Committee. The Compensation Committee and the Company then determine the annual cash incentive bonuses for each named executive officer based strictly on the Company's achievement against pre-determined financial goals, established budget figures, performance measures and performance targets, without any discretionary performance factors taken into consideration. All bonuses under the EOAIP are capped. The specific application of these caps is subject to the respective employment agreements of each of the named executive officers. Mr. Farah, Ms. Nemerov, Ms. Travis and Mr. Kosh have their bonuses adjusted by plus or minus 10% based upon achievement against strategic financial goals established by the Compensation Committee. For the past seven years, the Company has successfully used this process to motivate and stretch the performance of the Company's senior management team.

For fiscal 2007, under the EOAIP, the financial goal performance measure selected was net income before taxes and the strategic goal performance measure selected was Company selling, general and administrative expenses as a percentage of net revenues. The Company believes that net income before taxes is a comprehensive indicator of the Company's annual performance and that reducing selling, general and administrative expenses as a percentage of net revenues is an important part of the Company's ongoing strategic objectives. Since disclosure of specific targets under the EOAIP could benefit competitors of the Company by providing information that the Company would not otherwise disclose, the Company is not disclosing these specific targets. The Company's future performance is inherently uncertain and can be significantly affected by factors such as levels of consumer spending, interest rates, employment levels, currency fluctuations and other variables that are difficult to predict at the time that it is establishing its budget figures, performance measures and performance targets. At the time the targets were set, the Company believed that the specific targets for fiscal 2007 incorporated an appropriate level of difficulty and required significant ongoing performance improvements on the part of the Company in order to be achieved. The targets for fiscal 2008 have been established with the same goal on a similar basis.

While the bonus payment for Mr. Lauren pursuant to his employment agreement is based solely on the performance measure of net income before taxes and is not adjusted for the strategic goal of Company selling, general and administrative expenses as a percentage of net revenues, the bonus payments for the other four named executive officers are subject to the strategic goal. In addition, performance relative to Company selling, general and administrative expenses as a percentage of net revenues could increase or decrease the bonuses otherwise payable to such four other named executive officers based on net income before taxes by up to 10%. In calculating the bonuses, results for fiscal 2007 were adjusted in accordance with the rules established by the Compensation Committee at the start of the fiscal year.

Mr. Lauren's employment agreement provides for an annual bonus in fiscal 2007 with a target of $11,000,000 and a maximum of 150% of target, or $16,500,000. In fiscal 2007, Mr. Lauren was eligible for a bonus once the Company reached 50% of the net income before taxes target established by the Compensation Committee. The other four named executive officers of the Company were eligible for a bonus in fiscal year 2007 when the Company reached 80% of the net income before taxes target established by the Compensation Committee. Based on the Company's achievement of performance goals relative to the net income before taxes target established by the Compensation Committee, for fiscal 2007 Mr. Lauren received an incentive bonus of $16,500,000, representing his maximum bonus opportunity.

In fiscal 2007, similar to past practice and in compliance with their respective employment agreements, Mr. Farah had a target bonus of 200% of his base salary, Ms. Nemerov had a target bonus of 100% of her base salary and each of Ms. Travis and Mr. Kosh had a target bonus of 50% of their respective base salaries. Based on the Company's achievement of performance goals relative to the net income before taxes target established by the Compensation Committee and the Company's achievement of its strategic goal relative to the selling, general and administrative expenses of the Company as a percentage of net revenues established by the Compensation Committee, for fiscal 2007 Mr. Farah received an incentive bonus of $2,970,000; Ms. Nemerov received an incentive bonus of $1,980,000; Ms. Travis received an incentive bonus of $742,500; and Mr. Kosh received an incentive bonus of $687,500, representing their respective maximum bonus opportunities.

The EOAIP is proposed to be amended, subject to stockholder approval. See "Proposal 2 — Proposal to Amend the Polo Ralph Lauren Corporation Executive Officer Annual Incentive Plan."

Long-Term Equity-Based Incentives. The Company maintains a program of long-term equity-based incentives that are intended to align executive and shareholder interests and thereby encourage executive decision making that maximizes share value creation over time. By making long-term equity-based incentives a significant part of compensation, the Company maintains an executive compensation program that emphasizes long range goal achievement which is consistent with the Company's compensation philosophy.

The Compensation Committee establishes guidelines annually for determining long-term equity-based incentive grants to Executives under the Company's 1997 Stock Incentive Plan. These guidelines generally provide that the type of awards and the number of shares to be granted to employees are based on their position levels within the Company. Messrs Lauren's and Farah's long-term equity based incentive awards are each provided under their respective employment agreements. In fiscal 2007, Mr. Lauren received restricted stock units and stock options and Mr. Farah received RPSUs. Mr. Farah recommends annual equity awards for the three other named executive officers, which are approved by the Compensation Committee. In fiscal 2007, for the three named executive officers other than Messrs. Lauren and Farah, the Company issued three types of long-term equity awards — Stock Options, Cliff RPSUs and Pro-Rata RPSUs.

As determined by the Committee in any given year, awards granted may also include restricted stock units and performance-based stock awards (as described below under "Fiscal 2007 Long-Term Equity-Based Incentive Awards").

Stock Options. The Company grants non-qualified stock options that vest ratably over a three-year period subject to continued employment. Stock options are granted at an exercise price equal to the fair market value (calculated as the average of the high and low stock prices on the NYSE) of the Company's Class A Common Stock on the grant date. The Company has not issued stock options with accelerated vesting features except as specified in certain employment agreements. In addition, the Company has not re-priced or re-issued stock options.

The vast majority of stock options are granted to eligible Executives, including the Company's named executive officers, at regular Compensation Committee meetings which are usually scheduled five times per year and often as far as one year in advance of the actual meeting dates. Thus, stock options are typically granted at such regularly scheduled meetings rather than in conjunction with the disclosure of material non-public information or the occurrence of a significant corporate event or transaction. Prior to fiscal 2008, the Company granted these annual awards in conjunction with the Compensation Committee's regularly scheduled May and June meetings. To better align with other aspects of the Company's compensation administration, in February 2007, the Compensation Committee decided to set the grant date for these annual awards approximately three weeks before the Company's first fiscal quarter earnings release date, making the grants effective in mid-July rather than earlier in the year as such grants had historically been made. In addition to the annual awards, grants may be made to certain newly hired or promoted Executives. Such awards are typically granted and priced as of the last business day of each fiscal quarter immediately following the hiring or promotion of an Executive.

Restricted Performance Share Units (RPSUs). The Company issues Cliff RPSUs and Pro-Rata RPSUs both of which provide a recipient with the opportunity to receive shares of the Company's Class A Common Stock based on the achievement by the Company of performance goals over a specified period. Achievement of performance goals is subject to adjustment to exclude the effect of certain events and transactions as permitted under the 1997 Stock Incentive Plan in accordance with the rules established by the Compensation Committee at the start of the fiscal year in which any such grants are made.

The performance measures for each kind of RPSU are set by the Compensation Committee at the time of grant, and may include one or more of the following factors:

- Net earnings or net income (before or after taxes);
- Basic or diluted earnings per share;
- Net operating profit;
- Net revenue or net revenue growth;
- Gross profit or gross profit growth; or
- Return on assets.

Cliff RPSUs. Cliff RPSUs granted to Executives vest in full at the end of a three-year performance period, subject to continued employment. The grant provides a target number of shares that will vest and be paid out subject to achievement of pre-established financial goals. Three levels of achievement are used to determine vesting, which are Threshold, Target and Maximum. The Threshold level, which is 70% of the financial goal, must be achieved in order for any shares to be provided to recipients at the end of the applicable three-year vesting period. If performance is at the Threshold level, 75% of the target number of shares will vest and be paid out. If performance is at the Target level, which is 100% of the financial goal, then 100% of the target number of shares will vest and be paid out. If performance is at the Maximum level, which is 110% or more of the financial goal, then 150% of the target shares will vest and be paid out. In fiscal 2007, an award granted in fiscal 2005 vested based upon the achievement of pre-established financial goals at the Maximum level. As a result, 150% of the target shares which were granted in fiscal 2005 vested and were paid out. For the reasons set forth under "Fiscal 2007 Cash Incentive Bonuses" above, the Company is not disclosing specific targets. In establishing the targets for the Cliff RPSUs, the Company required ongoing performance improvement and believed that the targets would be difficult but achievable with significant effort. For performance between Threshold and Maximum, the shares vested and paid out will be determined based on interpolation to reflect the level of performance achieved. Once an award is granted in any fiscal year, the prevailing performance measures, performance goals, vesting schedule or payout schedule will not be modified for that grant, unless otherwise approved by the Compensation Committee of the Board of Directors of the Company, during the applicable three-year performance term. Cliff RPSUs granted in fiscal 2007 will vest after the end of fiscal 2009 based on cumulative net earnings of the Company for the three fiscal year period 2007 — 2009. The Company believes that net earnings is an appropriate performance measure for an extended period such as a three-year period, since it is a comprehensive measure that assesses the overall performance of the Company over a significant uninterrupted period of time and is aligned with measures often used by the investment community.

Pro-Rata RPSUs. Pro-Rata RPSUs issued in fiscal 2007 vest ratably on an annual basis over a three-year period, with vesting of each one-third of the award subject to an annual corporate performance goal and continued employment. As a result, one third of the Pro-Rata RPSUs granted in fiscal 2007 will be eligible to vest after each of the end of fiscal 2007, the end of fiscal 2008 and the end of fiscal 2009. For fiscal 2007, the performance measure for Pro-Rata RPSUs was net income before taxes. Similar to the performance measure in the Company's EIP, the Company believes that the use of net income before taxes as a measure for the award of Pro-Rata RPSUs is a comprehensive indicator of the Company's annual performance. The performance level that must be achieved in order for each one-third of the fiscal 2007 Pro-Rata RPSUs to vest is the Threshold level, which is 80% of the Target level of net income before taxes for that year. Unlike Cliff RPSUs, the Pro-Rata RPSUs do not provide for payouts above or below the 100% Target level. In establishing the targets for the Pro-Rata RPSUs, the Company required ongoing performance improvement and believed that the targets would be achievable if the Company met its performance expectations.

Restricted Stock. The Company also grants restricted stock units to certain of its senior executives. Restricted stock units entitle the holder to receive a specified number of shares of Class A Common Stock at the end of a vesting period. In addition, holders of restricted stock units are entitled to receive dividend equivalent units in connection with the payments of dividends on the Company's Class A Common Stock. Generally, grants of restricted shares of stock vest over a five-year period of time, subject to the holder's continuing employment with the Company.

Fiscal 2007 Long-Term Equity-Based Incentive Awards. In fiscal 2007, each of the named executive officers received the following long-term equity grants:

Name	Restricted Stock Units(1)	Stock Options(2)	Cliff RPSUs	Pro-Rata RPSUs
Ralph Lauren	100,000	150,000	—	—
Roger N. Farah	—	—	187,500(3)	—
Jackwyn L. Nemerov	—	37,935	19,775	11,019
Tracey T. Travis	—	6,180	4,720	1,800
Mitchell A. Kosh	—	4,800	3,690	1,410

(1) The grant of restricted stock units will cliff vest in its entirety on the fifth anniversary of the grant.

(2) The options for Mr. Lauren have an exercise term of ten years and the options for the other three named executive officers who received stock options in fiscal 2007 have an exercise term of seven years. All options vest ratably on the first three anniversaries of the date of grant.

(3) This grant will be eligible to vest in full at the end of fiscal 2009 subject to the achievement of the performance measure goal set by the Compensation Committee. The performance measure goal of net earnings for this award is the same as that set for the Cliff RPSUs issued to all other Executives in fiscal 2007. However, unlike the Cliff RPSUs for the other Executives, Cliff RPSUs granted to Mr. Farah do not provide for payouts above or below the 100% Target level.

Employee Benefits. The Company provides a number of benefit plans to all eligible employees, including its named executive officers. These benefits include programs such as medical, dental, life insurance, short and long-term disability coverage, and a 401(k) plan. The Company's senior management and its named executive officers are also eligible for an executive medical plan covering such executives and their eligible dependents, an annual executive physical, financial counseling, and an annual car allowance.

Other Benefits. The Company provides its named executive officers with other benefits, reflected in the All Other Compensation column in the Summary Compensation Table, that it believes are reasonable, competitive and consistent with the Company's overall executive compensation program. The Company believes that these benefits generally allow its executives to work more efficiently, promote the Company's brand and are legitimate business expenses, but it also recognizes that these costs can be viewed as personal benefits. The costs of these benefits constitute only a small percentage of each named executive officer's total compensation. The Company provides to certain of its named executive officers the use of an automobile and driver, personal security and use of the Company's aircraft for personal travel on a limited basis. The Company also provides a merchandise discount on most Company products in the amount of 50% to its named executive officers.

Deferred Compensation. The Company provides a Supplemental Executive Retirement Plan ("SERP") to certain of its executives, generally for those who had a title of Vice President and above when they were admitted to such plan. In October 2004, the Company ceased admitting new participants in the SERP. For those executives still participating in the SERP, the Company provides annual contributions equal to 5% of his or her fiscal year salary earnings (as defined in the Executive Incentive Plan). Prior to fiscal 2006, contributions were equal to 5% of fiscal year salary earnings and bonus. This contribution, together with interest at the then- current mid-term Applicable Federal Rate published by the Internal Revenue Service, is credited to a participant's account on or before September 1st of the succeeding fiscal year, effective as of the preceding April 1st. A participant generally vests in his or her SERP account over the first five years of his or her participation in the SERP. A participant's account balance is payable to the participant upon retirement at age 65, disability or termination of employment. Upon retirement, a participant will be paid his or her balance in monthly installments over a 15 year period. Upon disability, a participant may choose to have his or her balance paid (i) in monthly installments over a 10 or 15 year period, (ii) in equal increments over a five year period or (iii) in a lump-sum. Upon termination of employment prior to retirement (other than for death or disability), the Company will pay the participant his or her vested balance in annual installments as follows:

Amount of Vested Balance	Number of Years
$1 million or more	10 years
$500,000 - $999,000	5 years
$100,000 - $499,000	3 years
less than $100,000	One Lump-Sum

Certain Tax Matters. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the corporation's CEO and its other named executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Company's EOAIP and 1997 Stock Incentive Plan are designed to permit the deductibility of awards payable to the Company's named executive officers for Federal income tax purposes even if the compensation paid to any such officer exceeds $1,000,000. Under Mr. Ralph Lauren's new employment agreement commencing on March 30, 2008, a portion of his annual base salary will not be deductible since it will exceed $1,000,000. See "Executive Employment Agreements."

In assessing compensation proposals with respect to executive officers, the Compensation Committee considers the deductibility of executive compensation, but reserves the right to compensate named executive officers in a manner commensurate with performance and the competitive environment for executive and creative talent. As a result, some portions of the compensation paid to a named executive officer whose compensation is subject to the deduction limits described above may not be deductible by the Company.

Accounting Matters. Each element of the compensation that the Company pays to its executives is expensed in the Company's financial statements as required by U.S. generally accepted accounting principles. The financial statement impact of various compensation awards is an important factor that the Company considers in determining the amount, form, and design of each pay component for its executives.

Adjustment or Recovery of Awards. The Company has not previously adopted a formal or informal policy regarding the adjustment or recovery of awards in connection with a restatement or adjustment of its financial statements that would otherwise have resulted in a reduction in the size of the award or payment. The Company has not experienced any situations or occasions that would have resulted in an adjustment to the size of the award or payment if such policy were in place. If the Company does experience such an adjustment in the future, the Compensation Committee would assess the circumstances relating to the adjustment and take such legally permissible actions as it believes to be appropriate in its discretion at such time. As set forth in Proposal 2, the Company is recommending the amendment of the EOAIP to permit the Company to seek repayment, in the reasonable discretion of the Compensation Committee, of bonuses paid to executives based upon the occurrence of various events such as termination of employment for cause, a material violation of material written policies of the Company, a breach of any restrictive covenants, or where the executive's gross negligence or intentional misconduct results in the Company having to prepare an accounting restatement due to material noncompliance with applicable

SEC requirements. See "Proposal 2 — Proposal to Amend the Polo Ralph Lauren Corporation Executive Officer Annual Incentive Plan."

Compensation Committee Report

The Compensation Committee, composed entirely of independent directors, reviewed and discussed the above Compensation Discussion and Analysis (CD&A) with the Company's management and with the other members of the Board of Directors. Based on these reviews and discussions, the Compensation Committee recommended to the Company's Board of Directors that the CD&A be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Members of the Compensation Committee:

Joel L. Fleishman (Chair)
Frank A. Bennack, Jr.
Terry S. Semel

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation awarded or paid to or earned by the Company's chief executive officer, the Company's chief financial officer and the Company's three other executive officers serving as of March 31, 2007, the end of the Company's 2007 fiscal year (the "named executive officers"), for services rendered in all capacities to the Company (including its subsidiaries) for the fiscal year ended March 31, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)(8)
Ralph Lauren Chairman & CEO	2007	1,000,000	—	5,539,863	2,709,025	16,500,000	—	110,876	25,859,764
Roger Farah President & COO	2007	900,000	—	8,586,121	0	2,970,000	—	90,238	12,546,359
Jackwyn Nemerov Executive Vice President	2007	900,000	—	1,607,012	796,522	1,980,000	—	202,679	5,486,213
Tracey Travis SVP and Chief Financial Officer	2007	663,462	—	508,739	189,525	742,500	—	29,213	2,133,439
Mitchell Kosh SVP Human Resources and Legal	2007	619,231	—	367,898	94,461	687,500	—	44,613	1,813,703

(1) The amounts reported in this column represent base salaries paid to each of the named executive officers for fiscal 2007 as provided for in their respective employment agreements. See "Executive Employment Agreements".

(2) The named executive officers did not receive any discretionary bonuses, sign-on bonuses, or other annual bonus payments that are not contingent on the achievement of stipulated performance goals. Cash bonus payments that are contingent on achieving pre-established, substantially uncertain and communicated goals, including payments under the EOAIP, appear in the column headed, "Non-Equity Incentive Plan Compensation".

(3) The amounts reported in this column represent the dollar amount of restricted stock unit (RSU) awards recognized, or "expensed," for each of the named executive officers as compensation costs for financial reporting purposes (excluding forfeiture assumptions) in accordance with FAS 123(R) for fiscal 2007. Under FAS 123(R), the fair value of RSU awards is estimated on the grant date. See footnote 18 of the notes to the Company's financial statements in the Company's Annual Report on Form 10-K. Fiscal year 2007 was the first fiscal year in which the Company awarded Pro-Rata RSUs. See "Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Equity Based Awards" for a description of the determination of RSU awards and certain material terms and conditions of the RSUs.

(4) The stock compensation amounts do not reflect compensation actually received by the named executive officer. The amounts reported in this column instead represent the compensation expense, without reduction for any risk of forfeiture, recognized by the Company for financial statement reporting purposes related to stock options for fiscal 2007 in accordance with FAS 123(R).

(5) The amounts reported in this column represent payments made under the EOAIP in June 2007 with respect to Fiscal 2007.

(6) The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax qualified. See "Non-Qualified Deferred Compensation Table".

(7) The amounts reported in this column represent the aggregate dollar amount for each named executive officer of all other compensation for the year, including perquisites and other personal benefits. Under the SEC rules, the Company is required to identify by type all perquisites and other personal benefits for a named executive officer

if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual. In fiscal 2007, Mr. Lauren received perquisites and other personal benefits including supplemental medical expenses ($64,086), use of an automobile and driver ($46,470), personal security and merchandise discounts. In fiscal 2007, Mr. Farah received perquisites and other personal benefits including benefits arising from his personal use of the Company's aircraft ($48,000), an automobile allowance, financial planning services, supplemental medical expenses and merchandise discounts. The calculation of incremental cost to the Company for any executive's personal use of the Company's aircraft includes the variable costs incurred by the Company as a result thereof consisting of a portion of aircraft fuel, any flight-related fees and any travel expenses for the flight crew. In fiscal 2007, Ms. Nemerov received perquisites and other personal benefits, including use of an automobile and driver ($92,850), financial planning services, supplemental medical expenses and merchandise discounts. In addition, in fiscal 2007, Ms. Nemerov received a tax gross-up payment of $85,591 to cover her tax liability with respect to the use of the automobile and driver. In fiscal 2007, Ms. Travis received perquisites and other personal benefits, including an automobile allowance, supplemental medical expenses, an executive medical exam and merchandise discounts. In fiscal 2007, Mr. Kosh received perquisites and other personal benefits including financial planning services, an automobile allowance, supplemental medical expenses, an executive medical exam and merchandise discounts.

(8) The amounts reported in this column are the sum of columns 1 through 7 for each of the named executive officers. All compensation amounts reported in this column include amounts paid and amounts deferred.

GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning the annual performance bonus and long-term incentive awards made to each of the named executive officers in fiscal 2007.

Name	Grant Date(1)	Approval Date(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/Sh)(6)	Closing Price on Date of Grant	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(3)					
Ralph Lauren			$4,400,000	$11,000,000	$16,500,000								
	06/08/2006	05/22/2006							100,000				$ 5,543,000
	06/08/2006	05/22/2006								150,000	$55.425	$55.54	$ 3,960,000
Roger Farah			$ 900,000	$ 1,800,000	$ 2,700,000								
	06/30/2006	06/15/2006				0	187,500	187,500					$10,325,625
Jackwyn Nemerov. .			$ 517,500	$ 900,000	$ 1,800,000								
	06/08/2006	05/22/2006								25,875	$55.425	$55.54	$ 454,624
	06/30/2006	06/15/2006				0	7,515	7,515					$ 412,423
	06/30/2006	06/15/2006				14,831	19,775	29,663					$ 1,078,133
	10/02/2006	10/02/2006				0	3,504	3,504					$ 228,180
	10/02/2006	10/02/2006								12,060	$65.310		$ 239,994
Tracey Travis			$ 168,750	$ 337,500	$ 675,000								
	06/08/2006	05/22/2006								6,180	$55.425	$55.54	$ 108,583
	06/30/2006	06/15/2006				0	1,800	1,800					$ 98,784
	06/30/2006	06/15/2006				3,540	4,720	7,080					$ 257,334
Mitchell Kosh			$ 156,250	$ 312,500	$ 625,000								
	06/08/2006	05/22/2006								4,800	$55.425	$55.54	$ 84,336
	06/30/2006	06/15/2006				0	1,410	1,410					$ 77,381
	06/30/2006	06/15/2006				2,768	3,690	5,535					$ 201,179

(1) For accounting purposes, the grant date for RPSUs approved by the Compensation Committee on June 15, 2006 was determined to be as of June 30, 2006 because the Company's performance targets were not ratified by the Compensation Committee until June 30, 2006. In addition, the Compensation Committee approved grants of stock options on May 22, 2006 with a prospective grant date for these options to be as of June 8, 2006.

(2) Represents grants of cash incentive awards under the Company's EOAIP. See "Compensation Discussion and Analysis — Components of Executive Compensation — Annual Cash Incentive Bonuses" for a description of the material terms of these awards.

(3) Represents the amount of RPSUs, including both Cliff RPSUs and Pro-Rata RPSUs, that were granted in fiscal 2007. See "Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Equity Based Awards" for a description of the material terms of these awards.

(4) Represents restricted stock units (RSU) granted pursuant to Mr. Lauren's employment agreement in fiscal 2007. See "Executive Employment Agreements" for a description of the material terms of these RSUs.

(5) Represents the number of stock options granted in fiscal 2007 under the Company's 1997 Stock Incentive Plan. These options vest and become exercisable ratably in three equal annual installments beginning one year after the grant date.

(6) Represents the exercise price for the stock options granted, which was the fair market value (calculated as the average of the high and low stock prices on the NYSE) of the Company's Class A Common Stock on the grant date.

Executive Employment Agreements

Ralph Lauren's Employment Agreement. Ralph Lauren is employed as the Company's Chairman of the Board and CEO pursuant to an amended and restated employment agreement dated as of June 23, 2003 (the "Current Employment Agreement"). On June 12, 2007, the Company renewed Mr. Lauren's employment agreement for an additional five-year period commencing on March 30, 2008 (the "New Employment Agreement"). The key terms of Mr. Lauren's Current Employment Agreement are indicated below. Unless otherwise noted, the key terms of Mr. Lauren's New Employment Agreement remain the same as those under his Current Employment Agreement.

- *Term:* Mr. Lauren's Current Employment Agreement provides for an initial five-year term ending on March 29, 2008, the last day in the Company's 2008 fiscal year, subject to automatic, successive one-year extensions thereafter unless either party gives the other at least 90 days' notice that the term will not be extended. Mr. Lauren's New Employment Agreement, commencing on March 30, 2008 provides for a five-year term ending on March 30, 2013, the last day in the Company's 2013 fiscal year. His New Employment Agreement will not be subject to any automatic, successive one-year extensions.

- *Salary:* Under Mr. Lauren's Current Employment Agreement, he is entitled to an annual base salary of $1 million. Under Mr. Lauren's New Employment Agreement, he will be entitled to an annual base salary of $1.25 million commencing on March 30, 2008.

- *Bonus:* The range of Mr. Lauren's bonus opportunity for each fiscal year is determined on an annual basis by the Compensation Committee of the Board of Directors but his Current Employment Agreement provides for a target bonus in the amount of $8 million for fiscal 2004, which target bonus increases $1 million for each subsequent fiscal year so that his target bonus is $12 million in fiscal 2008, subject, in each fiscal year, to achievement of financial performance goals established under the Company's EOAIP. Under Mr. Lauren's New Employment Agreement, Mr. Lauren's target bonus will be in the amount of $13 million for each of the fiscal years during the term of his New Employment Agreement. The maximum bonus provided for under both his Current Employment Agreement and his New Employment Agreement in any fiscal year is 150% of that year's target bonus.

- *Options and Restricted Stock:* Under Mr. Lauren's Current Employment Agreement, he is entitled to annual grants of options to purchase 150,000 shares of the Company's Class A Common Stock and annual issuances of 100,000 restricted stock units under the Company's 1997 Stock Incentive Plan. The options have an exercise term of ten years and vest ratably on the first three anniversaries of the date of grant, subject to accelerated vesting upon the termination of Mr. Lauren's employment in certain circumstances as discussed below in "Potential Payments Upon Termination or Change in Control". The exercise price for any options issued to Mr. Lauren is equal to the fair market value of the Company's stock as of the date of any options grant. Each annual grant of restricted stock units will vest in its entirety on the fifth anniversary of the grant, subject to accelerated vesting upon Mr. Lauren's termination of employment (except in the event of (i) termination by the Company for cause (as defined in his Current Employment Agreement and as described below in "Potential Payments Upon Termination or Change in Control — Ralph Lauren"), (ii) Mr. Lauren's voluntary resignation without good reason (as defined in his Current Employment Agreement and as described below in "Potential Payments Upon Termination or Change in Control — Ralph Lauren") prior to the end of the term of Mr. Lauren's Current Employment Agreement or (iii) Mr. Lauren's election not to extend the term of his Current Employment Agreement), and will be payable in shares of Company common stock as soon as practicable following the termination of Mr. Lauren's employment. Mr. Lauren is entitled to dividend equivalents in the form of additional restricted stock units upon the issuance of a cash dividend on the Company's Class A Common Stock. Under Mr. Lauren's New Employment Agreement, Mr. Lauren will be entitled to annual grants of options to purchase 100,000 shares of the Company's Class A Common Stock and annual issuances of 75,000 restricted stock units under the Company's 1997 Stock Incentive Plan. The options will have an exercise term of seven years and will vest ratably on the first three anniversaries of the date of grant, subject to accelerated vesting upon the termination of Mr. Lauren's employment in certain circumstances as discussed below in "Potential Payments Upon Termination or Change in Control".

- *Other Benefits:* Under Mr. Lauren's Current Employment Agreement, Mr. Lauren is required for security purposes to use his or other acceptable private aircraft for any travel. Under a recent amendment to his Current Employment Agreement, in addition to being entitled to reimbursement for any aircraft travel expenses he incurs which are business related, Mr. Lauren is also entitled to reimbursement for any personal aircraft travel expenses which he incurs, without any tax gross-ups. Mr. Lauren is also eligible to participate in all employee benefit plans and arrangements of the Company for its senior executive officers. Mr. Lauren is entitled under his Current Employment Agreement to have certain employees of the Company perform services for him which are non-Company related provided that he reimburses the Company for the full amount of salary, benefits and other expenses relating to such employees. Under his New Employment Agreement, Mr. Lauren will no longer be entitled to have certain employees of the Company perform services for him which are not related to Company business.

- *Non-compete:* Under Mr. Lauren's Current Employment Agreement, he cannot compete with the Company anywhere in the United States during the term of his employment and for a period of two years after the termination of his employment for any reason. Under his New Employment Agreement, the non-compete was expanded to restrict Mr. Lauren from competing with the Company anywhere in the world for a period of two years after the termination of his employment for any reason.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable to Mr. Lauren under Mr. Lauren's employment agreement.

Roger N. Farah's Employment Agreement. Roger Farah is employed as the Company's President and COO pursuant to an employment agreement, as amended and restated as of July 23, 2002 and further amended as of July 1, 2004. The key terms of Mr. Farah's employment agreement are:

- *Term:* Mr. Farah's employment agreement provides for his employment as President and Chief Operating Officer through April 3, 2010, the last day of the Company's 2010 fiscal year, subject to automatic, successive one year extensions thereafter unless either party gives at least 180 days' prior notice that the term will not be extended.

- *Salary:* Under Mr. Farah's employment agreement, he is entitled to an annual base salary of $900,000.

- *Bonus:* Mr. Farah is eligible to receive an annual incentive bonus ranging from 100% to 300% of his annual salary, subject to the Company's achievement of performance goals established by the Compensation Committee under the Company's EOAIP, with a target bonus of 200% of his annual salary.

- *Deferred Compensation:* Separate from participation in the Company's SERP, Mr. Farah receives deferred compensation of $250,000 per year which is credited on a monthly basis to a notional deferred compensation account on the books of the Company. Each month that an amount is credited to his notional deferred compensation account, the Company contributes in cash the amount of such monthly credit to a grantor trust (whose assets remain subject to the claims of the creditors of the Company) for the benefit of Mr. Farah. The trust assets attributable to the Company contributions on behalf of Mr. Farah are invested as directed by Mr. Farah, and the actual earnings (or losses) on such investments are deemed credited (debited) to Mr. Farah's notional deferred compensation account. Mr. Farah may choose to have the trust assets invested in any one or more of the mutual funds managed by the Vanguard Group of Investment Companies. Mr. Farah vests in the notional deferred compensation account at the rate of 20% per year (he was 80% vested on July 23, 2006 and will be 100% vested on July 23, 2007) subject to his continued employment with the Company, provided that Mr. Farah will be fully vested upon termination of his employment due to his disability or death, his resignation for good reason (as defined in his employment agreement), or by the Company without cause (as defined in his employment agreement). The then-current value of the notional deferred compensation account will be payable in a cash lump sum payment to Mr. Farah (or his estate) on the earlier of January 1, 2012 or the earliest date reasonably practicable following termination of his employment. See "Non-Qualified Deferred Compensation".

- *Options and Restricted Stock:* Under his employment agreement, Mr. Farah is entitled to receive grants of restricted stock units under the Company's 1997 Stock Incentive Plan that, subject to vesting, are payable in shares of the Company's Class A Common Stock. Mr. Farah received an initial grant of 437,500 restricted stock units on July 1, 2004. Of these, 250,000 will vest in three equal installments at the end of fiscal 2008, fiscal 2009 and fiscal 2010, subject to Mr. Farah's continued employment. The remaining 187,500 restricted stock units vested, in full, in three equal installments at the end of fiscal 2005, fiscal 2006 and fiscal 2007 on the basis of the Company's achievement of performance goals established by the Compensation Committee of the Board of Directors under the Company's 1997 Stock Incentive Plan and Mr. Farah's continued employment during such period. Any restricted stock units that do not vest are cancelled.

In connection with the amendment and restatement of his employment agreement on July 23, 2002, Mr. Farah was granted an additional 300,000 shares of restricted stock and options to purchase an additional 400,000 shares of the Company's Class A Common Stock. The shares of restricted stock vested in equal annual installments on the first five anniversaries of the date of grant. The options have an exercise term of ten years and vested in equal annual installments on the second, third and fourth anniversaries of the date of grant. The exercise price of the options was $18.22 per share.

Mr. Farah's employment agreement also provides for certain additional grants of restricted stock units that will vest, subject to the Company's performance over multi-year performance periods ending during the term of his employment agreement. Mr. Farah received grants of 187,500 restricted stock units on each of June 15, 2005, June 15, 2006 and June 15, 2007. Each of these grants will vest, subject to the satisfaction of applicable performance criteria at the end of a three year performance period, with the first vesting at the end of fiscal 2008, the second vesting at the end of fiscal 2009, and the third vesting at the end of fiscal 2010, subject to Mr. Farah's continued employment with the Company. The performance criteria for these awards were set by the Compensation Committee on their respective grant dates.

With respect to each restricted stock unit he receives, Mr. Farah is entitled to dividend equivalents in the form of additional restricted stock units in connection with the payment of cash dividends on the Company's Common Stock. In the event of the Company's termination of Mr. Farah's employment without cause (as defined in his employment agreement), Mr. Farah's termination of his employment for good reason (as defined in his employment agreement) or Mr. Farah's death or disability, all of the outstanding awards that are not performance-based will immediately vest and a pro rata portion of the then outstanding performance-based awards will immediately vest, based upon the elapsed portion of the performance period. Upon the termination by the Company for cause or a voluntary resignation by Mr. Farah without good reason, all outstanding unvested restricted stock units will be immediately cancelled and forfeited to the Company.

- *Other Benefits:* Mr. Farah is eligible to participate in all employee benefit plans and arrangements of the Company for its senior executive officers.

- *Non-compete:* Mr. Farah may not compete with the Company during the term of Mr. Farah's employment and for 12 months after the termination of his employment for any reason.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable to Mr. Farah under Mr. Farah's employment agreement.

Jackwyn L. Nemerov's Employment Agreement. Jackwyn L. Nemerov is employed as the Company's Executive Vice President pursuant to an employment agreement dated as of September 9, 2004. The key terms of her employment agreement are:

- *Term:* Ms. Nemerov's employment agreement provides for her employment through September 9, 2009.

- *Salary:* Under Ms. Nemerov's employment agreement, she is entitled to an annual base salary of not less than $900,000.

- *Bonus:* Under Ms. Nemerov's employment agreement, she is entitled to an annual incentive bonus opportunity ranging from 57.5% to 200% of her annual base salary, subject to the achievement of performance goals established under the Company's EOAIP.

- *Options and Restricted Stock:* Pursuant to Ms. Nemerov's employment agreement, on October 1, 2004 she was granted 75,000 restricted shares of Class A Common Stock and options to purchase an additional 200,000 shares. Fifteen thousand of these restricted shares of Class A Common Stock will vest on each of the first five anniversaries of the grant date, subject to Ms. Nemerov's continued employment. The options have a term of ten years and vest one-third each year on the first three anniversaries of the grant date, subject to Ms. Nemerov's continued employment.

- *Other Benefits:* Ms. Nemerov is also entitled to be reimbursed for the cost of a car and driver and to participate in all other employee benefit plans that by their terms are applicable to her or that are provided to other similarly situated senior executives of the Company. If Ms. Nemerov becomes entitled to one or more payments, whether pursuant to the terms of her employment agreement or any other plan or agreement with the Company or any affiliated company, which are or become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Ms. Nemerov is entitled to a gross-up payment as may be necessary to place Ms. Nemerov in the same after-tax position as if no portion of the payments paid to her had been subject to such tax.

- *Non-compete:* If her employment terminates before the end of the employment term for any reason other than death, termination by the Company without cause (as defined below in "Potential Payments Upon Termination or Change in Control — Jackwyn Nemerov") or voluntary termination by Ms. Nemerov for good reason (as defined below in "Potential Payments Upon Termination or Change in Control — Jackwyn Nemerov"), Ms. Nemerov may not compete with the Company during the remainder of her scheduled employment term.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable to Ms. Nemerov under Ms. Nemerov's employment agreement.

Tracey T. Travis' Employment Agreement. Tracey T. Travis is employed as the Company's Senior Vice President and Chief Financial Officer pursuant to an employment agreement effective as of March 26, 2007. The key terms of her employment agreement are:

- *Term:* Ms. Travis' employment agreement provides for her employment through March 26, 2010.

- *Salary:* Under Ms. Travis' employment agreement, she is entitled to an annual base salary of $675,000.

- *Bonus:* Ms. Travis is entitled to participate in any applicable annual bonus program that the Company maintains during the term of her employment.

- *Other Benefits:* Ms. Travis is eligible to participate in all employee benefit plans and arrangements of the Company for its senior executive officers. If Ms. Travis becomes entitled to one or more payments, whether pursuant to the terms of her employment agreement or any other plan or agreement with the Company or any affiliated company, which are or become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Ms. Travis is entitled to a gross-up payment as may be necessary to place Ms. Travis in the same after-tax position as if no portion of the payments paid to her had been subject to such tax.

- *Non-compete:* If her employment terminates before the end of the employment term for any reason other than death, termination by the Company without cause (as defined below in "Potential Payments Upon Termination or Change in Control — Tracey T. Travis") or voluntary termination by Ms. Travis for good reason (as defined below in "Potential Payments Upon Termination or Change in Control — Tracey T. Travis"), Ms. Travis may not compete with the Company during the remainder of her scheduled employment term.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable to Ms. Travis under Ms. Travis' employment agreement.

Mitchell A. Kosh's Employment Agreement. Mitchell A. Kosh is employed as the Company's Senior Vice President, Human Resources and Legal, pursuant to an employment agreement, as amended and restated as of April 30, 2007. The key terms of his employment agreement are:

- *Term:* Mr. Kosh's employment agreement provides for his employment through April 30, 2010.

- *Salary:* Under Mr. Kosh's employment agreement, he is entitled to an annual base salary of $625,000.

- *Bonus:* Mr. Kosh is entitled to participate in any applicable annual bonus program that the Company maintains during the term of his employment.
- *Other Benefits:* Mr. Kosh is eligible to participate in all employee benefit plans and arrangements of the Company for its senior executive officers. If Mr. Kosh becomes entitled to one or more payments, whether pursuant to the terms of his employment agreement or any other plan or agreement with the Company or any affiliated company, which are or become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Mr. Kosh is entitled to a gross-up payment as may be necessary to place Mr. Kosh in the same after-tax position as if no portion of the payments paid to him had been subject to such tax.
- *Non-compete:* If his employment terminates before the end of the employment term for any reason other than death, termination by the Company without cause (as defined below in "Potential Payments Upon Termination or Change in Control — Mitchell A. Kosh") or voluntary termination by Mr. Kosh for good reason (as defined below in "Potential Payments Upon Termination or Change in Control — Mitchell A. Kosh"), Mr. Kosh may not compete with the Company during the remainder of his scheduled employment term.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable to Mr. Kosh under Mr. Kosh's employment agreement.

OUTSTANDING EQUITY AWARDS

The following table provides information concerning the unexercised stock options outstanding and unvested stock awards for each of the named executive officers of the Company as of the end of fiscal 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options # Exercisable(1)	Number of Securities Underlying Unexercised Options # Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Lauren, Ralph	250,000	0	0	$28.21875	06/11/2008				
	250,000	0	0	$19.12500	06/11/2009				
	250,000	0	0	$13.96875	06/13/2010				
	250,000	0	0	$26.70500	06/19/2011				
	250,000	0	0	$24.78000	06/07/2012				
	150,000	0	0	$25.32500	06/23/2013				
	100,000	50,000	0	$33.12000	06/08/2014				
	50,000	100,000	0	$43.03500	06/15/2015				
	0	150,000	0	$55.42500	06/08/2016				
						403,879.37	$35,601,967		
Farah, Roger	100,000	0	0	$26.70500	06/19/2011				
	100,000	0	0	$24.78000	06/07/2012				
	250,000	0	0	$18.22000	07/23/2012				
	66,667	33,333	0	$23.79000	05/22/2013				
						312,919.01	$27,583,811	439,824.92	$38,770,567
Nemerov, Jackwyn. . .	133,333	66,667		$36.96000	10/01/2014				
	20,000	40,000		$43.03500	06/15/2015				
	0	25,875		$55.42500	06/08/2013				
	0	12,060		$65.31000	10/02/2013				
						45,000	$ 3,966,750	55,794	$ 4,918,241
Travis, Tracey	21,666	43,334		$38.61000	04/01/2015				
	3,125	6,250		$43.03500	06/15/2015				
	0	6,180		$55.42500	06/08/2013				
								21,520	$ 1,896,988
Kosh, Mitchell	10,000	0		$26.70500	06/19/2011				
	10,000	5,000		$33.12000	06/08/2014				
	3,125	6,250		$43.03500	06/15/2015				
	0	4,800		$55.42500	06/08/2013				
								20,100	$ 1,771,815

(1) This column represents the number of shares of Class A Common Stock underlying exercisable options that have not been exercised at March 31, 2007.

(2) This column represents the number of shares of Class A Common Stock underlying unexercisable options at March 31, 2007. Except for options held by Mr. Farah, these options vest in three equal annual installments and become exercisable one year after their respective grant dates. Mr. Farah's options vest on the second, third and fourth anniversary from the date of grant.

(3) This column represents the number of shares of Class A Common Stock represented by unvested restricted shares of Class A Common Stock and unvested restricted stock units (RSUs). See "Executive Employment Agreements" and "Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Equity-Based Incentives" for a description of the material terms of these restricted shares of Class A Common Stock and RSUs.

(4) Calculated using the NYSE closing price of $88.15 per share of Class A Common Stock on March 30, 2007.

(5) This column represents the number of shares of Class A Common Stock represented by unearned RPSUs. See "Executive Employment Agreements" and "Compensation Discussion and Analysis — Components of Executive Compensation — Long-Term Equity-Based Incentives — Restricted Performance Share Units" for a description of the material terms of these RPSUs.

OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning the exercises of stock options and vesting of stock awards during fiscal 2007 on an aggregated basis for each of the named executive officers of the Company.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Lauren, Ralph(1)	450,000	$16,993,450	—	—
Farah, Roger(2)	150,000	$ 9,114,925	123,081	$6,291,036
Nemerov, Jackwyn(3)	—	—	15,000	$ 971,700
Travis, Tracey	—	—	—	—
Kosh, Mitchell(4)	33,000	$ 1,401,974	—	—

(1) Under a Rule 10b5-1 Purchase Plan dated as of March 16, 2006, Mr. Lauren exercised 50,000 stock options on each of April 17, 2006, May 15, 2006, June 16, 2006, July 24, 2006, August 15, 2006, September 15, 2006, October 16, 2006, November 15, 2006 and December 15, 2006. The exercise price for each of the stock options was $26.00 per share. The value realized is calculated using the difference between the sale price per share of Class A Common Stock and the option exercise price.

(2) Mr. Farah exercised 100,000 stock options on December 11, 2006 and 50,000 stock options on December 12, 2006, each with an exercise price of $18.22 per share. He acquired 63,081 shares upon the lapse of RSUs, with a market price of $53.95 on such date and 60,000 shares upon the lapse of restricted shares of Class A Common Stock, with a market price of $48.135 on such date. Market price is based upon the high and the low sale price on that day.

(3) Ms. Nemerov acquired 15,000 shares on October 1, 2006, with a market price of $64.78. This market price is based upon the high and the low sale price on that day.

(4) Mr. Kosh exercised (a) 15,000 stock options on November 9, 2006, with an exercise price of $24.78, (b) 3,000 stock options on November 9, 2006, with an exercise price of $26.705, (c) 6,667 stock options on August 14, 2006 with an exercise price of $24.78 and (d) 8,333 stock options on August 14, 2006, with an exercise price of $23.79. The value realized is calculated using the difference between the sale price per share of Class A Common Stock and the option exercise price.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to the Company's defined contribution and non-tax-qualified compensation deferral plans for each of the Company's named executive officers. For a description of the material terms of the Company's Supplemental Executive Retirement Plan ("SERP"), see "Compensation Discussion & Analysis — Components of Executive Compensation — Deferred Compensation". For a description of the material terms of Mr. Roger Farah's deferred compensation, see "Executive Employment Agreements".

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Lauren, Ralph	—	—	—	—	—
Farah, Roger	—	295,000	176,827	—	2,712,293
Nemerov, Jackwyn	—	45,000	—	—	164,880
Travis, Tracey	—	—	—	—	—
Kosh, Mitchell	—	31,250	—	—	223,924

(1) Reflects annual contributions to the accounts of Mr. Farah, Ms. Nemerov and Mr. Kosh under the Company's SERP although such contributions are not technically credited until September 1, 2007, with an effective date of April 1, 2007. This amount also includes an annual contribution of $250,000 to Mr. Farah's deferred compensation account.

(2) Does not include earnings in respect of fiscal 2007 under the SERP which will be credited on September 1, 2007, with an effective date of April 1, 2007. Such earnings are based upon the then current mid-term Applicable Federal Rate for September 2007 published by the Internal Revenue Service and are not available at this time.

During Fiscal 2007, Mr. Farah's special deferred compensation account pursuant to his employment agreement was deemed to be invested in the following Vanguard mutual funds, which had the following rates of return for the year ended December 31, 2006 as set forth below:

Name:	Rates of Return for the Year Ended December 31, 2006:
Vanguard Mid-Cap Index Fund Admiral Shares	13.69%
Vanguard 500 Index Fund Admiral Shares	15.75%
Vanguard Mid-Cap Index Fund Investor Shares	13.60%

(3) Reflects SERP contribution for fiscal 2007 although technically not credited until September 1, 2007, with an effective date of April 1, 2007. Does not reflect earnings for fiscal 2007 under SERP which will not be determined until September 2007.

Potential Payments Upon Termination or Change in Control

Ralph Lauren. Mr. Lauren's potential payments upon termination or change in control as described in this section are based upon his Current Employment Agreement. As noted, on June 12, 2007, the Company and Mr. Lauren entered into a New Employment Agreement commencing on March 30, 2008. See "Executive Employment Agreements". Unless otherwise noted, the key terms of Mr. Lauren's New Employment Agreement remain the same as those under his Current Employment Agreement. Under Mr. Lauren's Current Employment Agreement, if Mr. Lauren's employment terminates as a result of his death or disability (as defined in his Current Employment Agreement), he or his estate would be entitled to receive a lump sum cash payment equal to the sum of: (i) his base salary through the date on which his death or termination due to disability occurs; (ii) any accrued and unpaid compensation for any prior fiscal year; and (iii) a pro rata portion, based on the number of days he worked in the fiscal year prior to the termination of his employment, of the annual bonus he would otherwise have received for the fiscal year in which his death or termination due to disability occurred. In addition, any unvested stock options held by Mr. Lauren will vest immediately and remain exercisable for a period of three years from the date of termination of his employment and all of his unvested restricted stock units will vest and be payable in shares of Class A Common Stock.

If Mr. Lauren resigns for good reason (as defined in his Current Employment Agreement and as described below), or if the Company terminates Mr. Lauren's employment without cause (as defined in his Current Employment Agreement and as described below) or elects not to extend the term of the agreement, Mr. Lauren would be entitled to receive a lump sum cash payment equal to the sum of: (i) three year's base salary; (ii) any accrued and unpaid compensation for any prior fiscal year; and (iii) three times the average annual bonus paid to Mr. Lauren for the two fiscal years immediately preceding the termination of his employment. In addition, any unvested stock options will continue to vest on schedule, provided that Mr. Lauren complies with certain noncompete and other restrictive covenants (as described below), and all of his unvested restricted stock units will vest and be payable in shares of Class A Common Stock. During the three-year severance period, the Company will be obligated to continue to provide Mr. Lauren with office facilities and secretarial assistance, welfare and medical plan coverage and certain other fringe benefits such as a car and driver.

If Mr. Lauren resigns without good reason or elects not to renew the term of his Current Employment Agreement, or if the Company terminates Mr. Lauren's employment for cause, then Mr. Lauren will be entitled to a lump sum cash payment equal to: (i) the sum of his base salary through the date of termination; (ii) any accrued and unpaid compensation for any prior fiscal year; and (iii) a pro rata portion, based on the number of days he worked in the fiscal year prior to the date of the termination of his employment, of his annual bonus for the fiscal year in which such termination occurred, to be paid when bonuses are normally paid to other senior executives of the Company. In addition, any unvested stock options and unvested restricted stock units held by Mr. Lauren will be forfeited in the event he resigns without good reason prior to the end of the Company's 2008 fiscal year or elects not to extend the term of his agreement beyond its relevant term. If Mr. Lauren resigns without good reason after the end of the Company's fiscal 2008 year, then any unvested stock options held by Mr. Lauren will be forfeited but any unvested restricted stock units held by Mr. Lauren pursuant to his Current Employment Agreement shall vest and be payable in shares of Class A Common Stock. Under Mr. Lauren's New Employment Agreement, if Mr. Lauren terminates his employment for any reason, other than for good reason, including his electing not to renew the term of the New Employment Agreement, or if the Company terminates Mr. Lauren's employment for cause, then Mr. Lauren will not receive a pro rata portion of his annual bonus for the fiscal year in which such termination occurred. In addition, under Mr. Lauren's New Employment Agreement, if Mr. Lauren terminates his employment for any reason, other than for good reason, including his electing not to renew the term of the New Employment Agreement, any unvested restricted stock units held by Mr. Lauren pursuant to his New Employment Agreement shall be forfeited.

Under both Mr. Lauren's Current Employment and New Employment Agreement, the above described amounts payable to Mr. Lauren are subject to his compliance with the following restrictive covenants: (i) not to compete with the Company for two years following the termination of his employment; (ii) not to solicit any employee of the Company for three years following the termination of his employment; (iii) not to disparage the Company for three years following the termination of his employment; and (iv) not to disclose any confidential information of the Company.

Under both Mr. Lauren's Current Employment and New Employment Agreement, cause is defined as (A) the willful and continued failure by him to substantially perform his duties after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes he has not substantially performed his duties; or (B) his conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting a felony; or (C) willful engaging by him in gross misconduct relating to his employment that is materially injurious to the Company or subjects the Company, monetarily or otherwise or which subjects, or if generally known, would subject the Company to public ridicule or embarrassment. Further, no act, or failure to act, shall be considered "willful" unless done, or omitted to be done, by Mr. Lauren not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the forgoing, Mr. Lauren shall not be deemed to have been terminated for cause without (x) reasonable written notice to him setting forth the reasons for the Company's intention to terminate him for cause, (y) an opportunity for him, together with his counsel, to be heard before the Company's Board, and (z) delivery to him of a specific termination notice from the Board that states that in the good faith opinion of the Board Mr. Lauren was guilty of the conduct set forth above in clauses (A), (B) or (C) above, and specifying the particulars thereof in detail. In addition, in the event that the Board has so determined in good faith that cause exists, the Board shall have no obligation to terminate Mr. Lauren's employment if the Board determines in its sole discretion that such a decision not to terminate his employment is in the best interest of the Company.

Under both Mr. Lauren's Current Employment and New Employment Agreement, good reason is defined to mean (A) a material diminution in Mr. Lauren's duties or the assignment to him of a title or duties inconsistent with his position as Chairman of the Board and Chief Executive Officer of the Company, (B) a reduction in his salary or, under his Current Employment Agreement only, his annual bonus opportunity, or (C) a failure of the Company to comply with any material provision of his Current Employment or New Employment Agreement; provided that the events described in clauses (A), (B) and (C) above will not constitute good reason unless such diminution, reduction or failure (as applicable) has not been cured within thirty (30) days after notice of such noncompliance has been given by Mr. Lauren to the Company. In addition, under Mr. Lauren's New Employment Agreement, the definition of good reason was modified to specify that the termination of employment had to be within one year following the occurrence of the basis for such good reason to terminate, and Mr. Lauren had to notify the Company of the existence of such good reason within 90 days of its occurrence.

Roger N. Farah. Under Mr. Farah's employment agreement, if Mr. Farah resigns for good reason (as defined in his employment agreement and as described below) or if the Company terminates his employment for any reason other than death, disability, cause (as defined in his employment agreement and as described below) or non-renewal, Mr. Farah will be entitled to receive a pro rata portion, based on the number of days he worked in the fiscal year prior to the date of the termination of his employment, of his target annual incentive bonus for the fiscal year during which such termination occurred plus an amount, generally payable over Mr. Farah's severance period, equal to the sum of: (i) the applicable severance multiplier times his annual base salary and (ii) the applicable severance multiplier times his target annual incentive bonus. Mr. Farah's severance multiplier is the greater of (i) the number of years (including fractions thereof), up to three, remaining in the term of his employment agreement and (ii) two. Mr. Farah's severance period is equal to the total number of months in Mr. Farah's severance multiplier. Mr. Farah will be entitled to exercise any options granted to him before July 23, 2002 until the first anniversary of the termination date, and to exercise any vested options granted to him on or after July 23, 2002 until the later of April 3, 2010 or the first anniversary of the termination date. In addition, with respect to Mr. Farah's restricted shares of Class A Common Stock, all of the outstanding awards that are not performance-based will immediately vest and a pro rata portion of the then outstanding performance-based awards will immediately vest, based upon the elapsed portion of the performance period. In addition, Mr. Farah will be entitled to continued participation in the Company's health benefit plans and continued payment of his automobile allowance during the severance period.

If either the Company or Mr. Farah elects not to extend the term of his employment agreement, Mr. Farah will be entitled to receive his salary through the date of termination plus the annual incentive bonus he would have been entitled to receive had he been employed by the Company through the end of the fiscal year during which his employment ended, prorated to the date of termination. If the Company elects not to extend the term, Mr. Farah will also be entitled to receive an amount, payable in twelve equal monthly installments, equal to the sum of (i) his annual base salary and (ii) his target annual incentive bonus. If the Company terminates Mr. Farah for cause or Mr. Farah resigns other than for good reason, he is entitled to receive only his base salary through the date of termination. In the event of Mr. Farah's termination due to his death or disability, Mr. Farah or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, including a pro-rated annual incentive bonus for the fiscal year of termination, and, with respect to Mr. Farah's restricted shares of Class A Common Stock, all of the outstanding awards that are not performance-based will immediately vest and a pro rata portion of the then outstanding performance-based awards will immediately vest, based upon the elapsed portion of the performance period.

If the Company and Mr. Farah both determine that part or all of the payments under his employment agreement constitute "parachute payments" under Section 280G(b)(2) of the Internal Revenue Code, then, if the aggregate present value of such parachute payments and all other parachute payments paid to other senior executives exceeds 2.99 times Mr. Farah's "base amount", as defined in Section 280G(b)(3) of the Internal Revenue Code, the payments to Mr. Farah constituting "parachute payments" will be reduced to the extent necessary so that the parachute payments equal 2.99 times Mr. Farah's "base amount". However, such amounts will not be so reduced if Mr. Farah determines that without such reduction he would be entitled to receive and retain, on a net after tax basis, a greater amount than he would be entitled to receive and retain after such reduction.

If a change of control of the Company occurs prior to any termination of Mr. Farah's employment due to his resignation for good reason or due to death, disability, or cause, then Mr. Farah may elect within 15 days of that date of termination of employment to receive the cash severance payments described above in two equal lump sum installments, the first payable within 30 days after the date of termination and the second on the first anniversary of the date of termination, and all outstanding stock options, restricted shares of Class A Common Stock and restricted stock units previously awarded to him, whether pursuant to his employment agreement or otherwise, will immediately vest and, in the case of outstanding stock options, remain exercisable for a period of at least one year.

Under Mr. Farah's employment agreement, the above described amounts and stock awards to be provided to Mr. Farah are subject to his compliance with the following restrictive covenants: (i) not to compete with the Company for twelve months following the termination of his employment; (ii) not to solicit any employee of the Company for two years following the termination of his employment; (iii) not to disparage the Company for two years following the termination of his employment; and (iv) not to disclose any confidential information of the Company.

Under Mr. Farah's employment agreement, cause is defined as (A) the willful and continued failure by Mr. Farah to substantially perform his duties after demand for substantial performance is delivered to him by the Company that specifically identifies the manner in which the Company believes he has not substantially performed his duties; (B) Mr. Farah's conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony; or (C) the willful engaging by Mr. Farah in gross misconduct relating to his employment that is materially injurious to the Company, monetarily or otherwise or which subjects, or if generally known would subject, the Company to public ridicule. Further, no act, or failure to act, on Mr. Farah's part will be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, Mr. Farah's employment may be terminated for cause only by act of the Company's Board and Mr. Farah's employment will not be deemed to have been terminated for cause without (x) reasonable written notice to him setting forth the reasons for the Company's intention to terminate for cause, (y) the opportunity to cure (if curable) within 30 days of such written notice of the event(s) giving rise to such notice and (z) an opportunity for Mr. Farah, together with his counsel, to be heard by the Board.

Under Mr. Farah's employment agreement, good reason is defined as (A) a material diminution in or adverse alteration to his title or duties, (B) a reduction in his salary or annual incentive bonus opportunity or deferred compensation or the Company's electing to eliminate its bonus plan without substituting a plan which provides for a reasonably comparable annual incentive bonus opportunity or Mr. Farah ceasing to be entitled to the payment of an annual incentive bonus as a result of the failure of the Company's shareholders to approve a plan or arrangement evidencing such annual incentive bonus in a manner that complies with the requirements of section 162(m) of the Internal Revenue Code, (C) the relocation of Mr. Farah's principal office outside of the area which comprises a fifty (50) mile radius from New York City, (D) a failure of the Company to comply with any material provision of Mr. Farah's employment agreement or (E) the Company requires Mr. Farah to report to anyone other than Ralph Lauren and/or the Board; provided that the events described in clauses (A), (B), (C), (D) and (E) above shall not constitute good reason unless such diminution, change, reduction, failure or requirement (as applicable) has not been cured within thirty (30) days after notice of such noncompliance has been given by Mr. Farah to the Company.

Jackwyn L. Nemerov. Under Ms. Nemerov's employment agreement, if the Company terminates Ms. Nemerov's employment for any reason other than death, disability or cause (as defined in her employment agreement and as described below), or Ms. Nemerov terminates her employment for good reason (as defined in her employment agreement and as described below), Ms. Nemerov shall be entitled to receive, in accordance with the Company's normal payroll practices, an amount equal to her base salary for a severance period equal to the longer of the remaining term of her employment agreement or one year, plus a lump sum amount at the end of the severance period equal to the bonus paid to Ms. Nemerov for the calendar year immediately preceding the calendar year in which her termination of employment occurs. In addition, Ms. Nemerov will be entitled to continue to participate during the severance period in any group medical, dental or life insurance plans in which she participated prior to termination.

If Ms. Nemerov voluntarily terminates her employment without good reason, or if the Company terminates her employment for cause, Ms. Nemerov will be entitled to receive only her base salary through the date of termination. In the event Ms. Nemerov's employment terminates due to her death or disability, Ms. Nemerov or her estate will be entitled to receive all payments due to her through the date of her death or termination due to disability. In the event Ms. Nemerov's employment terminates due to her death or disability, or she terminates her employment due to retirement, Ms. Nemerov will be entitled to receive a pro-rated amount, based on the percentage of time that has elapsed during the applicable performance periods, of the unvested restricted performance share units held by her, which shall vest at the end of the three-year performance period from the date of the grant, subject to the Company's achievement of pre-established financial goals.

If the Company terminates her employment without cause within 12 months following a change of control of the Company (as defined in her employment agreement), then, in lieu of the foregoing amounts, Ms. Nemerov shall be entitled to receive a lump sum amount, payable within 15 days after the termination of her employment, equal to two times the sum of her annual base salary and the bonus she was paid for the fiscal year immediately prior to her termination. In addition, any unvested options and unvested restricted performance share units held by Ms. Nemerov will immediately vest, and all of her vested options will remain exercisable for six months.

Under Ms. Nemerov's employment agreement, the above described amounts and stock awards to be provided to her are subject to her compliance with the following restrictive covenants: (i) in the event her employment is terminated by the Company for cause or she terminates her employment without good reason, not to compete with the Company for one year following the termination of her employment; (ii) not to solicit any employee of the Company for two years following the termination of her employment; (iii) not to disparage the Company following the termination of her employment; and (iv) not to disclose any confidential information of the Company.

Under Ms. Nemerov's employment agreement, cause is defined as: (A) the willful and continued failure by Ms. Nemerov to substantially perform the duties of her employment agreement after demand for substantial performance is delivered to her by the Company that specifically identifies the manner in which the Company believes that she has not substantially performed her duties, (B) her conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony or (3) the willful engaging by her in gross misconduct relating to her employment that is materially injurious to the Company, monetarily or otherwise or which subjects, or if generally known would subject, the Company to public ridicule. Further, no act, or failure to act, on Ms. Nemerov's part shall be considered "willful" unless done, or omitted to be done, by her not in good faith and without reasonable belief that her action or omission was in the best interest of the Company. Notwithstanding the foregoing, Ms. Nemerov's employment may be terminated for cause only by act of the Company's Board and, in any event, her employment shall not be deemed to have been terminated for cause without (x) reasonable written notice to Ms. Nemerov setting forth the reasons for the Company's intention to terminate for cause, (y) the opportunity to cure (if curable) within 30 days of such written notice of the event(s) giving rise to such notice and (z) an opportunity for Ms. Nemerov, together with her counsel, to be heard by the Board of the Company.

Under Ms. Nemerov's employment agreement, good reason is defined as: (A) a material diminution in or adverse alteration to Ms. Nemerov's title, base salary, benefits, position, status, or duties, (B) the relocation of her principal office outside the area which comprises a fifty (50) mile radius from New York City, (C) a failure of the Company to comply with any material provision of her employment agreement or (D) the Company requires her to report to anyone other than Ralph Lauren or Roger Farah, provided that the events described in clauses (A), (B), and (C) above shall not constitute good reason unless and until such diminution, change, reduction or failure (as applicable) has not been cured within thirty (30) days after notice of such noncompliance has been given by Ms. Nemerov to the Company.

Tracey T. Travis. Under Ms. Travis' employment agreement, if the Company terminates Ms. Travis' employment for any reason other than death, disability or cause (as defined in her employment agreement and as described below), or Ms. Travis voluntarily terminates her employment for good reason (as defined in her employment agreement and as described below), Ms. Travis will be entitled to continue to receive, in accordance with the Company's normal payroll practices, an amount equal to her base salary for a severance period equal to the longer of the remaining term of her employment agreement or one year, plus an amount, payable at the end of the severance period, equal to the bonus that Ms. Travis received for the fiscal year immediately preceding the fiscal year in which her employment terminates. In addition, Ms. Travis will be entitled to continue her participation during the severance period in any group medical, dental or life insurance plans in which she participated prior to termination.

If Ms. Travis voluntarily terminates her employment without good reason, or if the Company terminates her employment for cause, Ms. Travis will be entitled to receive only her base salary through the date of termination. In the event Ms. Travis's employment terminates due to her death or disability, Ms. Travis or her estate will be entitled to receive all payments due to her through the date of her death or termination due to disability, and she or her estate will be entitled to receive a pro-rated amount, based on the percentage of time that has elapsed during the applicable performance periods, of the unvested restricted performance share units held by her, which shall vest at the end of the three-year performance period from the date of the grant, subject to the Company's achievement of pre-established financial goals.

If the Company terminates her employment without cause within 12 months following a change in control of the Company (as defined in her employment agreement), then in lieu of the foregoing amounts, Ms. Travis will be entitled to receive a lump sum amount, payable within 15 days after the termination of her employment, equal to twice the sum of her annual base salary and the bonus she received for the year immediately preceding the year in which her employment terminates. In addition, any unvested options and unvested restricted performance share units held by Ms. Travis will immediately vest, and all vested options held by Ms. Travis will remain exercisable for six months.

Under Ms. Travis' employment agreement, the above described amounts and stock awards to be provided to her are subject to her compliance with the following restrictive covenants: (i) in the event her employment is terminated by the Company for cause or she terminates her employment without good reason, not to compete with the Company for the remainder of her scheduled employment term; (ii) not to solicit any employee of the Company for the remainder of her scheduled employment term; (iii) not to disparage the Company following the termination of her employment; and (iv) not to disclose any confidential information of the Company.

Under Ms. Travis' employment agreement, cause is defined as: (i) deliberate or intentional failure by Ms. Travis to substantially perform the material duties of her employment agreement (other than due to disability); or (ii) an act of fraud, embezzlement, theft, breach of fiduciary duty, dishonesty, or any other misconduct or any violation of law (other than a traffic violation) committed by Ms. Travis; or (iii) intentional wrongful damage to material assets of the Company; or (iv) her intentional wrongful disclosure of the Company's confidential information; or (v) her intentional wrongful engagement in any competitive activity which would constitute a breach of her employment agreement and/or of her duty of loyalty; or (vi) her intentional breach of any material employment policy of the Company; or (vii) performance by Ms. Travis of her employment duties in a manner deemed by the Company, in its sole discretion, to be grossly negligent; or (viii) the commission of any act by her, whether or not performed in the workplace, which subjects or, if publicly known, would be likely to subject the Company to public ridicule or embarrassment, or would likely be detrimental or damaging to the Company's reputation, goodwill, or relationships with its customers, suppliers, vendors, or employees. Further, no act, or failure to act, on the part of Ms. Travis shall be deemed "intentional" if it was due primarily to an error in judgment or negligence, but shall be deemed "intentional" only if done, or omitted to be done, by her not in good faith and without reasonable belief that her action or omission was in, or not opposed to, the best interest of the Company. The definition of cause in Ms. Travis' employment agreement explicitly excludes failure to meet performance standards or objectives of the Company.

Under Ms. Travis' employment agreement, good reason is defined as (A) a material diminution in or adverse alteration to Ms. Travis' title, base salary, position or duties, including no longer reporting to Ralph Lauren, Chief Executive Officer, or Roger Farah, Chief Operating Officer, (B) the relocation of her principal office outside the area which comprises a fifty (50) mile radius from New York City, or (C) a failure of the Company to comply with any material provision of her employment agreement provided that the events described in clauses (A), (B), and (C) shall not constitute good reason unless and until such diminution, change, reduction or failure (as applicable) has not been cured within thirty (30) days after written notice of such noncompliance has been given by Ms. Travis to the Company.

Mitchell A. Kosh. Under Mr. Kosh's employment agreement, if the Company terminates his employment for any reason other than death, disability or cause (as defined in his employment agreement and as described below), or Mr. Kosh voluntarily terminates his employment for good reason (as defined in his employment agreement and as described below), Mr. Kosh will be entitled to continue to receive, in accordance with the Company's normal payroll practices, an amount equal to his base salary for a severance period equal to the longer of the remaining term of his employment agreement or one year, plus an amount, payable at the end of the severance period, equal to the bonus that Mr. Kosh received for the fiscal year immediately preceding the fiscal year in which his employment terminates. In addition, Mr. Kosh will be entitled to continue his participation during the severance period in any group medical, dental or life insurance plans in which he participated prior to termination.

If Mr. Kosh voluntarily terminates his employment without good reason, or if the Company terminates his employment for cause, Mr. Kosh will be entitled to receive only his base salary through the date of termination. In the event of Mr. Kosh's termination due to his death or disability, Mr. Kosh or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability. In the event Mr. Kosh's employment terminates due to his death or disability, or he terminates his employment due to retirement, Mr. Kosh will be entitled to receive a pro-rated amount, based on the percentage of time that has elapsed during the applicable performance periods, of the unvested restricted performance share units held by him, which shall vest at the end of the three-year performance period from the date of the grant, subject to the Company's achievement of pre-established financial goals.

If the Company terminates Mr. Kosh's employment without cause within 12 months following a change of control of the Company (as defined in his employment agreement), Mr. Kosh will be entitled to receive a lump sum amount, payable within 15 days after the termination of his employment, equal to twice the sum of his annual base salary and the bonus paid to him for the year immediately preceding the year in which his employment terminates. In addition, any unvested options and unvested restricted performance share units held by Mr. Kosh will immediately vest, and all options held by him will remain exercisable for six months.

Under Mr. Kosh's employment agreement, the above described amounts and stock awards to be provided to him are subject to his compliance with the following restrictive covenants: (i) in the event his employment is terminated by the Company for cause or he terminates his employment without good reason, not to compete with the Company for the remainder of his scheduled employment term; (ii) not to solicit any employee of the Company for the remainder of his scheduled employment term; (iii) not to disparage the Company following the termination of his employment; and (iv) not to disclose any confidential information of the Company.

Under Mr. Kosh's employment agreement, cause is defined as: (i) failure by Mr. Kosh to perform the duties of his employment agreement (other than due to disability), provided that the conduct shall not constitute cause unless such failure by him to perform his duties has not been cured to the satisfaction of the Company, in its sole discretion, within fifteen (15) days after notice of such failure has been given by the Company to Mr. Kosh; or (ii) an act of fraud, embezzlement, theft, breach of fiduciary duty, dishonesty, or any other misconduct or any violation of law (other than a traffic violation) committed by Mr. Kosh; or (iii) any action by him causing damage to or misappropriation of Company assets; or (iv) his wrongful disclosure of the Company's confidential information; or (v) his engagement in any competitive activity which would constitute a breach of his employment agreement and/or of his duty of loyalty; or (vi) his breach of any employment policy of the Company; or (vii) performance by him of his employment duties in a manner deemed by the Company, in its sole discretion, to be grossly negligent; or (viii) the commission of any act by him, whether or not performed in the workplace, which subjects or, if publicly known, would be likely to subject the Company to public ridicule or embarrassment, or would likely be detrimental or damaging to the Company's reputation, goodwill, or relationships with its customers, suppliers, vendors, licensees or employees.

Under Mr. Kosh's employment agreement, good reason is defined as: (A) a material diminution in or adverse alteration to his title, base salary, position or duties, including no longer reporting to Ralph Lauren, Chief Executive Officer, or Roger Farah, Chief Operating Officer, (B) the relocation of his principal office outside the area which comprises a fifty (50) mile radius from New York City, or (C) a failure of the Company to comply with any material provision of his employment agreement provided that the events described in clauses (A), (B), and (C) above shall not constitute good reason unless such diminution, change, reduction or failure (as applicable) has not been cured within thirty (30) days after written notice of such noncompliance has been given by Mr. Kosh to the Company.

The following tables summarize the amounts payable to the Company's named executive officers upon termination of their employment under certain circumstances or in the event of a change in control without termination, assuming that:

- the named executive officer's employment terminated on March 31, 2007;
- the named executive officer's salary continues as it existed on March 31, 2007 except in the case of Mitchell Kosh whose salary under his new employment agreement as of April 30, 2007 applies;
- the named executive officer's employment agreement and term as of March 31, 2007 applies, except in the case of Mitchell Kosh whose new employment agreement and term as of April 30, 2007 applies; and
- the stock price for the Company's Class A Common Stock is $88.15 per share (the NYSE closing price of the Company's Class A Common Stock on the last business day of fiscal 2007).

Chief Executive Officer — Ralph Lauren

Payments Upon Various Termination Events	By the Company for Cause/by the Executive Without Good Reason(1)	By the Company Without Cause/by the Executive for Good Reason	Death or Disability	Retirement(2)	Change in Control with Termination	Change in Control Without Termination
Compensation:						
Cash Severance — Base Salary	$ 0	$ 3,000,000	$ 0	N/A	N/A(3)	$ 0
Cash Severance — Bonus	$16,500,000(4)	$42,385,500	$16,500,000(4)	N/A	N/A(3)	$ 0
Stock Options	$ 0(5)	$12,171,750(6)	$12,171,750(7)	N/A	$12,171,750(7)	$12,171,750(7)
Restricted Stock Units	$ 0	$35,601,966(8)	$35,601,966(8)	N/A	$35,601,966(8)	$35,601,966(8)
Benefits and Perquisites:						
Health and Welfare Benefits	$ 0	$ 114,229(9)	$ 0	N/A	N/A	N/A
Office Facilities/Support	$ 0	$ 600,000(10)	$ 0	N/A	N/A	N/A
Automobile and Driver	$ 0	$ 450,000(10)	$ 0	N/A	N/A	N/A
Total	$16,500,000	$94,323,446	$64,273,716	N/A	$47,773,716	$47,773,716

(1) If Mr. Lauren elected not to extend the term of his employment agreement at the end of its term, such election would be treated as a termination by the Executive without good reason. On June 12, 2007, the Company renewed Mr. Lauren's employment agreement for an additional five-year period commencing on March 30, 2008. See "Executive Employment Agreements — Ralph Lauren".

(2) Mr. Lauren's employment agreement does not address retirement.

(3) No special change in control severance payment is payable to Mr. Lauren. If Mr. Lauren were to be terminated by the Company without cause or if he terminates his employment for good reason following a change in control, Mr. Lauren would be entitled to the amounts reflected under the above column "By the Company without Cause/By the Executive for Good Reason."

(4) Mr. Lauren is entitled to a pro-rata portion of his bonus based upon time served during the termination year. The amount in this column reflects the actual bonus amount that Mr. Lauren received for fiscal 2007.

(5) If Mr. Lauren were terminated by the Company for cause or if he were terminated by the Company without good reason, he would forfeit any outstanding vested, but not yet exercised, stock options.

(6) Represents in-the-money value of unvested stock options held by Mr. Lauren at termination that will continue to vest on their scheduled vesting dates. In addition, any vested options and any options that continue to vest following such termination will remain exercisable until the later of (a) one year from the date of Mr. Lauren's termination of employment or (b) 30 days from the date such options vest.

(7) Represents the in-the-money value of unvested stock options whose vesting accelerates on termination.

(8) This amount includes the value of associated dividend equivalent units whose vesting accelerates upon termination.

(9) The amounts presented are estimates based on historical costs plus an assumed percentage increase to cover the cost over the severance period. Actual amounts will be known only at the time that the executive becomes eligible for benefits.

(10) The amounts presented are estimates only based on annual historical costs associated with providing such perquisites to Mr. Lauren.

President and Chief Operating Officer — Roger N. Farah

Payments Upon Various Termination Events	By the Company for Cause/by the Executive Without Good Reason	By the Company Without Cause/by the Executive for Good Reason	Death or Disability	Retirement	Change in Control with Termination(1)	Change in Control Without Termination	By the Company's Election Not to Extend the Contract Term
Compensation:							
Cash Severance — Base Salary	$0	$ 2,700,000	$ 0	N/A	$ 2,700,000	$ 0	$ 900,000
Cash Severance — Bonus	$0	$ 7,200,000	$ 2,970,000(2)	N/A	$ 7,200,000	$ 0	$4,770,000(3)
Stock Options	$0	$ 0	$ 0	N/A	$ 2,145,312(4)	$ 2,145,312(4)	$ 0
Restricted Stock/Units	$0	$49,766,329(5)	$49,766,329(5)	N/A	$66,354,377(6)	$66,354,377(6)	$ 0
Benefits and Perquisites:							
Health and Welfare Benefits	$0	$ 44,964	$ 0	N/A	$ 44,964	$ 0	$ 0
Automobile Allowance	$0	$ 54,000	$ 0	N/A	$ 0	$ 0	$ 0
Deferred Compensation	$0	$ 362,421(7)	$ 362,421(7)	N/A	$ 0	$ 0	$ 0
Total	$0	$60,127,713	$53,098,750	N/A	$78,444,653	$68,499,689	$5,670,000

(1) In the event that a change in control occurs which results in Mr. Farah's termination and entitles him to severance payments exceeding 2.99 times his "base amount" (as such term is defined in the Internal Revenue Code), then the total payments due to Mr. Farah would be reduced to such amount as equals 2.99 times his "base amount", unless the after-tax value of the payments otherwise due to Mr. Farah will exceed such reduced amount.

(2) Mr. Farah is entitled to a pro-rata bonus based upon time served during the termination year. The amount in this column reflects the actual bonus amount that Mr. Farah received for fiscal 2007.

(3) If Mr. Farah does not extend his contract, he would be entitled to receive a pro-rated portion of his incentive bonus, if any, had he remained employed through the end of such fiscal year.

(4) Represents the in-the-money value of unvested stock options whose vesting accelerates upon a change in control.

(5) Represents the value of outstanding time-based and a pro-rata portion based on the percentage of time that has elapsed during the applicable performance period of performance-based restricted stock and RSUs, including the associated dividend equivalent units, whose vesting is accelerated upon termination.

(6) Represents the value of outstanding time-based and performance-based restricted stock and RSUs, including the associated dividend equivalent units, whose vesting is accelerated upon a change in control.

(7) Represents the value of the unvested portion of Mr. Farah's deferred compensation account that vests upon termination.

Executive Vice President — Jackwyn L. Nemerov

Payments Upon Various Termination Events	By the Company for Cause/by the Executive Without Good Reason	By the Company Without Cause/by the Executive for Good Reason	Death or Disability	Retirement(1)	Change in Control with Termination	Change in Control Without Termination
Compensation:						
Cash Severance — Base Salary . . .	$0	$2,193,750(2)	$ 0	$ 0	$ 1,800,000(3)	$ 0
Cash Severance — Bonus.	$0	$1,980,000(4)	$ 0	$ 0	$ 3,780,000(5)	$ 0
Stock Options	$0	$ 0	$6,339,494(6)	$ 0	$ 6,339,494(7)	$ 6,339,494(7)
Restricted Stock/RPSUs.	$0	$ 0	$2,373,997(8)	$2,373,997(8)	$ 8,884,991(9)	$ 8,884,991(9)
Additional Cliff RPSUs if Maximum Performance is Reached	$0	$ 0	$1,025,111	$1,025,111	$ 0	$ 0
Benefits and Perquisites:						
401(k) matching contribution	$0	$ 0	$ 5,788(10)	$ 0	$ 0	$ 0
Health and Welfare Benefits	$0	$ 34,835	$ 0	$ 0	$ 0	$ 0
SERP.	$0	$ 0	$ 89,910(11)	$ 0	$ 0	$ 0
Excise Tax Gross-Up	$0	$ 0	$ 0	$ 0	$ 9,246,582(12)	$ 6,456,582(12)
Total	$0	$4,208,585	$9,834,300	$3,399,108	$30,051,066	$21,681,067

(1) Retirement is calculated for these awards commencing at age 55.

(2) Under Ms. Nemerov's employment agreement, the Company would continue to pay her base salary for the longer of (a) the balance of the term of her employment agreement (29.25 months) or (b) one year.

(3) This lump sum amount is equal to two times Ms. Nemerov's base salary.

(4) Ms. Nemerov would receive a bonus equal to the bonus paid for the calendar year prior to the calendar year of termination.

(5) This lump sum amount is equal to two times the bonus paid during the calendar year prior to the calendar year of termination.

(6) Reflects unvested stock options that continue to vest. To determine this amount, the closing price of the Company's Class A Common Stock on the last business day of fiscal 2007 of $88.15 per share was used. The actual value would depend upon the stock price on the date of exercise.

(7) Unvested stock options become vested and Ms. Nemerov would have up to 6 months to exercise.

(8) For Cliff RPSUs, a pro-rata portion of the original grant will be determined. For Pro-Rata RPSUs, a pro-rata portion of the number of shares scheduled to vest for that fiscal year will vest, assuming that at least the Threshold level is achieved. In both cases, vesting occurs at the original vesting date. To determine this amount, the NYSE closing price on the last business day of fiscal 2007 of $88.15 per share was used. The actual value would not be known until the vesting date.

(9) Upon a change in control, the restricted stock and performance units will vest.

(10) Represents the value of the unvested portion of Ms. Nemerov's 401(k) matching contribution that vests upon termination.

(11) Represents the value of the unvested portion of Ms. Nemerov's SERP account that vests upon termination.

(12) Reflects the estimate of gross-up payment to place Ms. Nemerov in the same after-tax position she would have been in had the excise tax pursuant to Section 4999 of the Internal Revenue Code not been imposed.

Senior Vice President and Chief Financial Officer — Tracey T. Travis

Payments Upon Various Termination Events	By the Company for Cause/by the Executive Without Good Reason	By the Company Without Cause/by the Executive for Good Reason	Death or Disability	Retirement	Change in Control with Termination	Change in Control Without Termination
Compensation:						
Cash Severance — Base Salary	$0	$2,025,000(1)	$ 0	N/A	$ 1,350,000(2)	$ 0
Cash Severance — Bonus	$0	$ 656,250(3)	$ 0	N/A	$ 1,312,500(4)	$ 0
Stock Options	$0	$ 0	$2,630,976(5)	N/A	$ 2,630,976(6)	$2,630,976(6)
RPSUs	$0	$ 0	$1,343,406(7)	N/A	$ 1,896,988(8)	$1,896,988(8)
Additional Cliff RPSUs if Maximum Performance is Reached	$0	$ 0	$ 645,258	N/A	$ 0	$ 0
Benefits and Perquisites:						
401(k) matching contribution	$0	$ 0	$ 4,458(9)	N/A	$ 0	$ 0
Health and Welfare Benefits	$0	$ 20,884	$ 0	N/A	$ 0	$ 0
Excise Tax Gross-Up	$0	$ 0	$ 0	N/A	$ 2,864,224(10)	$1,532,974(10)
Total	$0	$2,702,134	$4,624,098	N/A	$10,054,687	$6,060,937

(1) Under Ms. Travis's employment agreement, the Company would continue to pay her base salary for the longer of (a) the balance of the term of her employment agreement (36 months) or (b) one year.

(2) This lump sum amount is equal to two times Ms. Travis's base salary.

(3) Ms. Travis would receive a bonus equal to the bonus paid for the fiscal year prior to the fiscal year of termination.

(4) This lump sum amount is equal to two times the bonus paid for the fiscal year prior to the fiscal year of termination.

(5) Reflects unvested stock options that continue to vest. To determine this amount, the NYSE closing price of the Company's Class A Common Stock on the last business day of fiscal 2007 of $88.15 per share was used. The actual value would depend upon the stock price on the date of exercise.

(6) Unvested stock options become vested and Ms. Travis would have up to 6 months to exercise.

(7) For Cliff RPSUs, a pro-rata portion of the original grant will be determined. For Pro-Rata RPSUs, a pro-rata portion of the number of shares scheduled to vest for that fiscal year will vest, assuming that at least the Threshold level is achieved. In both cases, vesting occurs at the original vesting date. To determine this amount, the NYSE closing price on the last business day of fiscal 2007 of $88.15 per share was used. The actual value would not be known until the vesting date.

(8) Upon a change in control, the performance units will vest.

(9) Represents the value of the unvested portion of Ms. Travis's 401(k) matching contribution that vests upon termination.

(10) Reflects the estimate of gross-up payment to place Ms. Travis in the same after-tax position she would have been in had the excise tax pursuant to Section 4999 of the Internal Revenue Code not been imposed.

Senior Vice President — Human Resources & Legal — Mitchell A. Kosh

Payments Upon Various Termination Events	By the Company for Cause/by the Executive Without Good Reason	By the Company Without Cause/by the Executive for Good Reason	Death or Disability	Retirement(1)	Change in Control with Termination	Change in Control Without Termination
Compensation:						
Cash Severance — Base Salary	$0	$1,875,000(2)	$ 0	$ 0	$1,250,000(3)	$ 0
Cash Severance — Bonus	$0	$ 630,000(4)	$ 0	$ 0	$1,260,000(5)	$ 0
Stock Options	$0	$ 0	$ 714,199(6)	$ 0	$ 714,199(7)	$ 714,199(7)
RPSUs	$0	$ 0	$1,301,682(8)	$1,301,682(8)	$1,771,815(9)	$1,771,815(9)
Additional Cliff RPSUs if Maximum Performance is Reached	$0	$ 0	$ 630,126	$ 630,126	$ 0	$ 0
Benefits and Perquisites:						
Health and Welfare Benefits	$0	$ 20,242	$ 0	$ 0	$ 0	$ 0
Excise Tax Gross-Up	$0	$ 0	$ 0	$ 0	$1,861,989(10)	$ 606,989(10)
Total	$0	$2,525,242	$2,646,006	$1,931,807	$6,858,003	$3,093,003

(1) Retirement is calculated for these awards commencing at age 55.

(2) Under Mr. Kosh's employment agreement, the Company would continue to pay his base salary for the longer of (a) the balance of the term of his employment agreement (36 months) or (b) one year.

(3) This lump sum amount is equal to two times of Mr. Kosh's base salary.

(4) Mr. Kosh would receive a bonus equal to the bonus paid for the fiscal year prior to the fiscal year of termination.

(5) This lump sum amount is equal to two times the bonus paid for the fiscal year prior to fiscal year of termination.

(6) Reflects unvested stock options that continue to vest. To determine this amount, the NYSE closing price of $88.15 per share of the Company's Class A Common Stock on the last business day of fiscal 2007 was used. The actual value would depend upon the stock price on the date of exercise.

(7) Unvested stock options become vested and Mr. Kosh would have up to 6 months to exercise.

(8) For Cliff RPSUs, a pro-rata portion of the original grant will be determined. For Pro-Rata RPSUs, a pro-rata portion of the number of shares scheduled to vest for that fiscal year will vest, assuming that at least the Threshold level is achieved. In both cases, vesting occurs at the original vesting date. To determine this amount, the NYSE closing price of $88.15 per share of the Company's Class A Common Stock on the last business day of fiscal 2007 was used. The actual value would not be known until the vesting date.

(9) Upon a change of control, the performance units will vest.

(10) Reflects the estimate of gross-up payment to place Mr. Kosh in the same after-tax position he would have been in had the excise tax pursuant to Section 4999 of the Internal Revenue Code not been imposed.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Registration Rights Agreements

Certain of the Lauren Family Members (as defined below) and the Company are parties to a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Lauren Family Members have certain demand registration rights in respect of shares of the Company's Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by them). The Lauren Family Members may make a demand to register their shares once every nine months. The Lauren Family Members also have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights allow the holders to include all or a portion of the shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock under any registration statement filed by the Company, subject to certain limitations.

The Company is required to pay all expenses (other than underwriting discounts and commissions of the Lauren Family Members and taxes payable by the Lauren Family Members) in connection with any demand registration, as well as any registration pursuant to the exercise of piggyback rights. The Company must also indemnify the Lauren Family Members and any underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

As used in this proxy statement, the term "Lauren Family Members" includes only the following persons: (i) Ralph Lauren and his estate, guardian, conservator or committee; (ii) the spouse of Ralph Lauren and her estate, guardian, conservator or committee; (iii) each descendant of Ralph Lauren (a "Lauren Descendant") and their respective estates, guardians, conservators or committees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Lauren Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Ralph Lauren, Mr. Lauren's spouse and/or Lauren Descendants; (ii) any other corporation if at least a majority of the value of its outstanding equity is owned by Lauren Family Members; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Lauren Family Members; and (iv) any limited liability or similar company if at least a majority of the economic interest in the company is owned by Lauren Family Members. The term "Lauren Family Trust" includes trusts, the primary beneficiaries of which are Mr. Lauren, Mr. Lauren's spouse, Lauren Descendants, Mr. Lauren's siblings, spouses of Lauren Descendants and their respective estates, guardians, conservator or committees and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of Mr. Lauren, the spouse of Mr. Lauren and/or Lauren Family Members.

Other Agreements, Transactions and Relationships

In connection with the reorganization that preceded the Company's initial public offering in June 1997, the Company and its stockholders entered into a stockholders' agreement (the "Stockholders' Agreement") which sets forth certain voting and other agreements for the period prior to completion of the initial public offering. All of the provisions of the Stockholders' Agreement terminated upon completion of the initial public offering, except for certain provisions relating to certain tax matters with respect to the Company's predecessor entities, certain restrictions on transfers of shares of Common Stock and indemnification and exculpation provisions.

The Company has entered into indemnification agreements with each of its directors and certain executives. The indemnification agreements require, among other things, that the Company indemnify its directors and executives against certain liabilities and associated expenses arising from their service as directors and executives of the Company and reimburse certain related legal and other expenses. In the event of a change of control (as defined therein), the Company will, upon request by an indemnitee under the agreements, create and fund a trust for the benefit of such indemnitee sufficient to satisfy reasonably anticipated claims for indemnification.

Under the Company's Code of Business Conduct and Ethics, all employees and officers of the Company are required to promptly report any potential relationships, actions or transactions, including those involving immediate family members, that reasonably could be expected to give rise to a conflict of interest to their manager and the Company's legal department. In addition, employees who intend to seek additional employment of any kind while remaining a Company employee are required to notify their managers of their interest and obtain approval from both before accepting such other employment. Directors of the Company are required to disclose any actual or potential conflicts of interest to the Chairman of the Board and the Company's General Counsel. All directors are required to recuse themselves from any Board discussion or decision affecting their personal, business or professional interests.

During a portion of fiscal 2007, five employees of the Company performed full-time services for Mr. Lauren which were not related to the Company's business operations. Mr. Lauren reimbursed the Company an aggregate of $455,053 for these employees during fiscal 2007. Two of these employees carried out domestic activities in Mr. Lauren's household, one employee worked in an administrative assistant capacity and two of these employees provided creative services to Mr. Lauren. Mr. Lauren reimbursed the Company for expenses that the Company incurred in connection with such employees' performance of services for him, including all such expenses with respect to such employees' salaries and benefits. These persons continue to provide personal services to Mr. Lauren but no longer serve as employees of the Company.

From time to time, both Mr. Lauren (who is required, under his employment agreement, to use private aircraft for security purposes) and other executives use Mr. Lauren's personal aircraft on Company business. The Company reimburses Mr. Lauren for such use at market rates for private aircraft. The Company reimbursed Mr. Lauren $333,821 for the use of his aircraft by executives of the Company in fiscal 2007.

In connection with the adoption of the "RRL" trademarks by the Company, pursuant to an agreement with the Company, Mr. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren," "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. Lauren. In addition, Mr. Lauren has reserved the right to engage in personal projects involving non-Company related film or theatrical productions through RRL Productions, Inc., a Company wholly-owned by Mr. Lauren.

Jerome Lauren, the Company's Executive Vice President of Menswear Design, is the brother of Ralph Lauren, the Company's Chairman and Chief Executive Officer, and David Lauren, the Company's Senior Vice President of Advertising, Marketing and Corporate Communications, is Ralph Lauren's son. In fiscal 2007, Jerome Lauren received an aggregate of $2,125,000 in base salary and bonus payments from the Company and David Lauren received an aggregate of $796,500 in base salary and bonus payments from the Company. Both Jerome Lauren and David Lauren received equity awards in fiscal 2007 in accordance with the Company's 1997 Stock Incentive Plan.

(PROPOSAL 2)

PROPOSAL TO AMEND THE POLO RALPH LAUREN CORPORATION EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN

The Polo Ralph Lauren Corporation Executive Officer Annual Incentive Plan (the "EOAIP") is designed to qualify bonuses paid under the EOAIP as "qualified performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). This enables the Company to exclude compensation payable under the EOAIP from the deduction limitations of Section 162(m), which generally preclude a deduction for compensation paid to a company's chief executive officer and next four highest compensated executive officers to the extent compensation for a taxable year to any such individual exceeds $1,000,000. The purposes of the EOAIP are to promote the success of the Company; to provide designated executive officers with an opportunity to receive incentive compensation dependent upon that success; to attract, retain and motivate such individuals; and to provide awards that are "qualified performance-based" compensation under Section 162(m).

Proposed Amendments. On June 27, 2007, the Company's Board of Directors approved by unanimous written consent, subject to stockholder approval at the 2007 Annual Meeting, amendments to the EOAIP to:

- expand the definition of performance measures to include additional factors and to give the Compensation Committee more flexibility when determining the bonuses payable under the EOAIP in order to make adjustments and to take into account factors beyond an executive's control. These amendments are described below under the caption "Performance Measures and Goals — Amendments."

- increase the maximum annual bonus amount that may be paid to any individual under the EOAIP from $18,000,000 to $20,000,000. The purpose of this amendment is to accommodate the maximum annual bonus opportunities set forth in Mr. Lauren's New Employment Agreement. This amendment is described below under the caption "Determination and Payment of Incentives — Amendments."
- expressly clarify that payments under the EOAIP would be paid in a manner intended to comply with Section 409A of the Code. This amendment is described below under the caption "Determination and Payment of Incentives — Amendments."
- permit the Company to seek repayment, in the reasonable discretion of the Compensation Committee, of bonuses paid to executives in the event of the occurrence of certain events such as termination of employment for cause, a material violation of material written policies of the Company, a breach of any restrictive covenants, or where the executive's gross negligence or intentional misconduct results in the Company having to prepare an accounting restatement due to material noncompliance with applicable SEC requirements. This amendment is described below under the caption "Forfeiture Events — Amendments."

In addition, as described below under the caption "Duration and Modification", stockholder approval of the amendments at the 2007 Annual Meeting will have the effect of extending the authorized duration of the EOAIP from August 9, 2007 to the first shareholder meeting of the Company that occurs in 2012.

Material Terms of the EOAIP

Duration and Modification. The amendments to the EOAIP will be effective only upon the requisite approval from the stockholders of the Company. Under Section 162(m) of the Code, the material terms of the EOAIP must be submitted to stockholders for approval every five years. The EOAIP has been approved by stockholders through the end of the 2007 fiscal year. The amendments to the EOAIP provide that the approval of the amendments by the stockholders at the 2007 Annual Meeting will also constitute stockholder approval of the EOAIP, as amended, through the end of fiscal 2012. If the amendments are not approved, any awards made under the EOAIP for fiscal 2008 will be treated as "qualified performance-based compensation" and the Company's deduction of any compensation payable in respect of fiscal 2008 and subsequent periods will be subject to disallowance under Section 162(m).

The Board of Directors of the Company may at any time amend or terminate the EOAIP. However, no amendment may be made after the date an executive officer is selected as a participant for a performance period that may adversely affect the rights of such participant for that performance period, and no amendment may increase the maximum award payable under the EOAIP without stockholder approval or otherwise be effective without stockholder approval if such approval is necessary so that awards will be "qualified performance-based compensation" under Section 162(m) of the Code.

Administration. The EOAIP must be administered by a committee or subcommittee of the Board of Directors designated by it to administer the EOAIP that consists of not less than two directors, each of whom is intended to be an "outside director" within the meaning of Section 162(m) of the Code. Currently the Compensation Committee of the Board of Directors administers the EOAIP.

Eligibility. The Compensation Committee designates the executive officers eligible to participate in the EOAIP for each performance period. The executive officers of the Company are the Company's Chief Executive Officer and other executives of the Company considered to be executive officers for purposes of the Securities Exchange Act of 1934, as amended.

Performance Measures and Goals — Amendments. Payment of a cash incentive to participants is conditioned upon the attainment of pre-established performance goals measured over a performance period designated by the Committee. A performance period may be one or more periods of time over which the attainment of one or more performance goals will be measured for the purposes of determining a participant's right to payment in respect of an award under the EOAIP. Since the EOAIP's inception, the Compensation Committee has used the Company's fiscal years as the performance periods. The performance goals applicable to a performance period must be established in writing by the Compensation Committee no later than the earlier of (i) 90 days after the start of the performance period, or (ii) the date upon which 25% of the performance period has elapsed.

The performance goals are determined by reference to one or more of the following objective performance measures, as selected by the Compensation Committee and as applicable to Company and/or business unit performance: earnings per share, net revenues, gross profit, income before income taxes, income before income taxes less a charge for capital, return on capital and return on equity. return on investment, working capital ratios, operating expenses as a percentage of net revenues, selling, general and administrative expenses as a percentage of net revenue, inventory turn rate and inventory shrinkage control. The proposed amendments add the following measures of performance: income after income taxes, income after income taxes less a charge for capital, interest, depreciation and/or amortization, net earnings (before or after taxes), operating income before or after depreciation and amortization, operating profit (before or after taxes), book value, market share, return measures (including, but not limited to, return on capital, invested capital, assets, equity), margins, share price (including, but not limited to, growth measures and total shareholder return), sales or product volume growth, productivity improvement or operating efficiency, costs or expenses, shareholders equity, revenues or sales, cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on capital, and cash flow return on investment), revenue-generating unit-based metrics, objective measures of customer satisfaction, working capital targets, measures of economic value added, or enterprise value. Each performance measure is determined in accordance with generally accepted accounting principles as consistently applied by the Company, and if so determined by the Compensation Committee, adjusted to the extent permitted under Section 162(m) of the Code, to omit the effects of extraordinary items of gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and the cumulative effects of changes in accounting principles. The proposed amendments add the following factors upon which the Compensation Committee may make adjustments to performance measures to the extent permitted under Section 162(m) of the Code: asset write-downs, litigation or claim judgments or settlements. changes in tax laws or other laws or provisions affecting reported results, any reorganization and restructuring programs, acquisitions or divestitures, and foreign exchange gains and losses. The proposed amendments also specify that the Compensation Committee is authorized to determine the manner in which a performance measure will be calculated or measured to take into account certain factors over which a participant has no control or limited control including, but not limited to, changes in industry margins, general economic conditions, interest rate movements, changes in accounting principles, natural disasters, wars, riots or acts of terrorism. The application of performance measure(s) from among these measures may vary from performance period to performance period and from participant to participant. The proposed amendments state in addition that the foregoing criteria may relate to the Company or one or more of its subsidiaries, affiliates, divisions, units, departments or functions, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee shall determine; and further, if the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render a performance measure to be unsuitable, the Compensation Committee may modify such performance measure in whole or in part, as the Compensation Committee deems appropriate and equitable.

Determination and Payment of Incentives — Amendments. The cash incentive amount that is payable to a participant in a performance period will be determined in accordance with a pre-established objective award formula based on the achievement of performance goals. The Compensation Committee has the discretion to reduce or eliminate, but cannot increase, any amounts otherwise payable under the EOAIP. The proposed amendments specify that all payments under the EOAIP will be made in cash and paid in a manner to qualify such payments for exemption from tax penalties that might otherwise be imposed under Section 409A of the Code. In addition, the proposed amendments also increase the maximum cash incentive payable under the EOAIP to any participant with respect to any fiscal year (or a portion thereof) contained within a performance period from $18,000,000 to $20,000,000. The purpose of this amendment is to accommodate the maximum annual bonus opportunities set forth in Mr. Lauren's New Employment Agreement.

Forfeiture Events — Amendments. The Compensation Committee may specify in an award that an executive officer's rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment in the reasonable discretion of the Compensation Committee, upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of such award. Such events may include events such as termination of the executive officer's employment for cause, material violation of material written policies of the Company, or breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the executive officer, as determined by the Compensation Committee in its reasonable discretion. In addition, if, as a result of an executive officer's intentional misconduct or gross negligence, as determined by the Compensation Committee in its reasonable discretion, the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Compensation Committee may, in its reasonable discretion, require the executive officer to promptly reimburse the Company for the amount of any payment previously received by the executive officer pursuant to any award that was earned or accrued during the twelve (12) month period following the earlier of the first public issuance or filing with the SEC of any financial document embodying such financial reporting requirement that required such accounting restatement.

New EOAIP Benefits. The executive officers selected for participation in the EOAIP for fiscal 2008 are Ralph Lauren, Roger N. Farah, Jackwyn L. Nemerov, Tracey T. Travis and Mitchell A. Kosh. These individuals also were the only participants in the EOAIP in fiscal 2007. As described in the Compensation Discussion & Analysis, the annual bonus opportunities for these officers, subject to the achievement of the performance measures and goals established under the EOAIP, are provided in their respective employment agreements. See "Executive Employment Agreements" for a description of the material provisions of these agreements. The amounts awarded to these executive officers under the EOAIP for fiscal 2007 appears in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

Approval of the proposed amendments to the EOAIP and authorization of the EOAIP through the end of the Company's 2012 fiscal year requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock of the Company, voting as a single class, present in person or by proxy at the 2007 Annual Meeting and eligible to vote.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE APPROVAL OF THE POLO RALPH LAUREN CORPORATION EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN. AS AMENDED, PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY A CONTRARY CHOICE IN THEIR PROXIES.

(PROPOSAL 3)

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the independent auditor to audit the financial statements of the Company and its subsidiaries for the year ending March 29, 2008. A resolution will be presented at the meeting to ratify their appointment.

All services provided by Deloitte & Touche in fiscal 2007 have been reviewed with the Audit Committee to confirm that the performance of such services is consistent with the regulatory requirements for auditor independence.

Independent Auditor Fees

The Audit Committee has adopted a policy governing the pre-approval by the Audit Committee of all services, audit and non-audit, to be provided to the Company by its independent auditor. Under the policy, the Audit Committee has generally pre-approved the provision by the Company's independent auditors of specific audit, audit related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence. The provision of all other services, and all generally pre-approved services in excess of the applicable fee limits, by the independent auditors must be specifically pre-approved by the Audit Committee on a case-by-case basis. The Company's Chief Financial Officer is required to determine if any request or application for services proposed to be performed by the independent auditors has the general pre-approval of the Audit Committee, and the Audit Committee must be updated at each regularly scheduled meeting of the generally pre-approved services performed by the independent auditor since the Committee's last regularly scheduled meeting. Requests or applications to provide services that require the specific pre-approval of the Audit Committee must be submitted to the Committee by both the independent auditor and the Company's Chief Financial Officer, and both must advise the Committee as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee may delegate either type of pre-approval authority to one or more of its members, and has currently delegated such authority to the Committee's Chair. All pre-approved decisions made by the delegated member or members must be reported to the full Audit Committee at its next scheduled meeting.

For fiscal 2007, the Audit Committee established fee limits on generally pre-approved services outside the scope of the pre-approved annual audit engagement of $500,000 for tax services, $500,000 for due diligence services in connection with acquisitions or dispositions, and $250,000 for all other generally pre-approved non-audit services.

Aggregate fees, including expenses, for professional services rendered for the Company by Deloitte & Touche for fiscal 2007 and fiscal 2006 were:

	Fiscal 2007	Fiscal 2006
Audit fees	$4,264,900	$4,994,700
Audit-related fees	785,600	604,600
Tax fees	1,398,800	959,824
All other fees	—	—
Total	$6,449,300	$6,559,124

Audit Fees. Audit fees are fees billed by Deloitte & Touche for professional services for the audit of the Company's annual financial statements and internal control over financial reporting. Audit fees also include fees billed for professional services for the review of financial statements included in the Company's Form 10-Qs and for services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements.

Audit-related Fees. Audit related fees are fees billed by Deloitte & Touche for assurance and related services that are related to the performance of the audit or review of the Company's financial statements. These services include employee benefit plan audits, contractually agreed upon audits, accounting consultations and due diligence services.

Tax Fees. Tax fees are fees billed by Deloitte & Touche for tax consulting and compliance services and tax acquisition and tax due diligence services, including tax consulting in connection with the operational consolidation of the Company's European businesses.

All Other Fees. All other fees are fees billed by Deloitte & Touche for any services that did not constitute audit fees, audit-related fees or tax fees. No such services were provided by Deloitte & Touche to the Company in fiscal 2007 or fiscal 2006.

A representative of Deloitte & Touche will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions by stockholders.

The affirmative vote of a majority of the total number of shares of common stock represented at the annual meeting of stockholders and entitled to vote is needed to ratify Deloitte & Touche's appointment. If the stockholders do not ratify the appointment of Deloitte & Touche, the selection of the independent auditor will be reconsidered by the Audit Committee of the Board of Directors.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 29, 2008. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY A CONTRARY CHOICE IN THEIR PROXIES.

PROXY PROCEDURE AND EXPENSES OF SOLICITATION

The Company will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

All expenses incurred in connection with the solicitation of proxies will be borne by the Company. The Company will reimburse brokers, fiduciaries, custodians and other nominees for their costs in forwarding proxy materials to beneficial owners of Common Stock held in their names.

Solicitation may be undertaken by mail, telephone, personal contact or other similar means by directors, officers and employees of the Company without additional compensation.

ADDITIONAL MATTERS

Stockholder Proposals for the 2008 Annual Meeting

Stockholders intending to present a proposal at the 2008 annual meeting of stockholders and have it included in the Company's proxy statement for that meeting must submit the proposal in writing to Polo Ralph Lauren Corporation, Attention: Secretary, 650 Madison Avenue, New York 10022. The Company must receive such proposals no later than March 4, 2008. It is suggested that proposals be submitted by certified mail, return receipt requested.

Stockholders intending to present a proposal at the 2008 annual meeting of stockholders without inclusion of the proposal in the Company's proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in the Company's By-laws. The By-laws require, among other things, that the Company receive written notice from the stockholder of the intent to present such proposal or nomination no more than 90 days and no less than 60 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, by the tenth day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

A stockholder's notice to the Company must include a full description of such proposal (including all information that would be required in connection with such proposal under the SEC's proxy rules if such proposal were the subject of a proxy solicitation and the written consent of each nominee for election to the Board of Directors named therein (if any) to serve if elected) and the name, address and number of shares of Common Stock held of record or beneficially as of the record date for such meeting by the person proposing to bring such proposal before the meeting.

Nothing in this section shall be interpreted or construed to require the inclusion of information about any stockholder proposal in the Company's proxy statement.

Electronic Access to Annual Meeting Materials

This proxy statement, the Company's annual report to stockholders and the Company's Form 10-K annual report are available on the Company's website at *http://investor.polo.com.* You can save your postage and printing expense by consenting to access these documents over the internet. If you consent, you will receive notice next year when these documents are available with instructions on how to view them and submit voting instructions. If you are a stockholder of record, you may sign up for this service by checking the appropriate box on the accompanying proxy card. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic access of materials. Your consent to electronic access will remain in effect until you revoke it. If you choose electronic access, you may incur costs, such as telephone and internet access charges, for which you will be responsible.

Other Business

As of the mailing date of this proxy statement, the Board of Directors knows of no matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders that may properly come before the meeting. If any stockholder proposal or other matter were to properly come before the meeting, including voting for the election of any person as a director in place of a nominee named herein who becomes unable to serve or for good cause will not serve or voting on a proposal omitted from this proxy statement pursuant to the rules of the SEC, all proxies received will be voted in accordance with the discretion of the proxy holders, unless a stockholder specifies otherwise in his or her proxy.

The form of proxy and the proxy statement have been approved by the Board of Directors and are being mailed and delivered to stockholders by its authority.

Ralph Lauren
Chairman & Chief Executive Officer

New York, New York
July 3, 2007

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APPENDIX A

Polo Ralph Lauren Corporation

Definition of "Independent" Directors

The Board of Directors has established these guidelines to assist it in determining whether or not directors have a material relationship with the Company for purposes of determining independence under the New York Stock Exchange's Corporate Governance Rules. In each case, the Board will broadly consider all relevant facts and circumstances and shall apply the following standards (in accordance with the guidance, and subject to the exceptions provided by, the New York Stock Exchange in its Commentary to its Corporate Governance Rules where applicable).

1. Employment and Commercial Relationships Affecting Independence.

A director will not be independent if: (i) the director is, or has been within the last three years, an employee of the Company or any member of the Lauren Group; (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; (iii) (A) the director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed Company's audit within that time; (iv) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company or any member of the Lauren Group, other than (x) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (y) compensation received by an immediate family member for service as an employee of the Company (other than as an executive officer); (v) the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or (vi) the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

In addition, a director will not be independent if his or her spouse, parent, sibling or child is employed by the Company.

2. Relationships Not Deemed to Impair Independence.

Subject to Section (a) above, the following relationships are not deemed to be material relationships that would impair a director's independence.

Non-management Directors. The director is a non-management director of another company that does business with the Company.

Commercial Relationships. The director is an employee or executive officer, or an immediate family member of the director is an executive officer, of another company that does business with the Company; provided in either case that

(i) such business was entered into in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable business with unaffiliated third parties; and

(ii) termination of the relationship in the normal course of business would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of the other company.

Tax-Exempt Organization Relationships. The director (or an immediate family member of the director) serves as a director, officer or trustee of a tax-exempt organization, and the Company's discretionary charitable contributions to the organization and the charitable contributions of the Lauren Group to the organization do not, in the aggregate, exceed the greater of $100,000 or 1% of the organization's aggregate annual charitable receipts during the organization's preceding fiscal year. (Any automatic matching by the Company of employee charitable contributions are not included in the Company's contributions for this purpose.)

3. Disclosure.

For relationships that are either not covered by, or do not satisfy, these guidelines, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors satisfying all the independence guidelines set forth above. The Company will explain in its next proxy statement thereafter the basis for any board determination that any such relationship was immaterial.

4. Definitions.

For purposes of these guidelines, the (i) term "immediate family member" shall have the meaning ascribed to it by the New York Stock Exchange Corporate Governance Rules (including the Commentary thereto), (ii) the term "the Company" includes any entity in the Company's consolidated group, (iii) the "Lauren Group" consists of Ralph Lauren, any member of his immediate family or any entity controlled by Ralph Lauren or members of his immediate family, and (iv) the term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.



▼ DETACH PROXY CARD HERE ▼

(PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.)

VOTES MUST BE INDICATED (X) IN BLACK OR BLUE INK. ☒

Item 1. - Election of two (2) Class A Director Nominees as Class A Directors: Frank A. Bennack, Jr. and Joel L. Fleishman.

FOR both nominees listed above ☐ **WITHHOLD AUTHORITY** to vote for both nominees listed above ☐ ***EXCEPTION** ☐

(INSTRUCTIONS: To withhold authority to vote for either individual nominee, mark the "Exception" box and write that nominee's name in the space provided below.)

*Exception ____________________

	FOR	AGAINST	ABSTAIN
Item 2. - Approval of the amendment to the Executive Officer Annual Incentive Plan.	☐	☐	☐
Item 3. - Ratification of appointment of Deloitte & Touche LLP as independent auditors to serve for the fiscal year ending March 29, 2008.	☐	☐	☐

IF YOU PLAN ON ATTENDING THE 2007 ANNUAL MEETING, PLEASE CHECK THIS BOX. ☐

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

ELECTRONIC ACCESS

If you consent to use the Company's Internet site to access all future Annual Reports and Proxy Statements, please mark this box. ☐

Please mark, date and sign exactly as your name appears hereon and return in the enclosed envelope. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation, please write in the full corporate name and sign by a duly authorized officer. If shares are held jointly, each stockholder named should sign

Date ______ Share Owner sign here/Title ______ Co-Owner sign here ______

POLO RALPH LAUREN CORPORATION

CLASS A COMMON STOCK

PROXY

ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, revoking all previous proxies, hereby constitutes and appoints Roger N. Farah, Tracey T. Travis and Jonathan D. Drucker, and each of them, proxies with full power of substitution to vote for the undersigned all shares of Class A Common Stock of Polo Ralph Lauren Corporation that the undersigned would be entitled to vote if personally present at the Annual Meeting of the Stockholders to be held on August 9, 2007 at the St. Regis Hotel, 20th Floor Penthouse, 2 East 55th Street, New York, New York, at 9:30 a.m. (local time), and at any adjournment or postponement thereof, upon the matters described in the accompanying Proxy Statement and, in such proxies' discretion, upon any other business that may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" THE NOMINEES FOR ELECTION AS DIRECTORS, "FOR" THE PROPOSED AMENDMENT OF THE EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS.

This proxy is continued on the reverse side. Please sign on the reverse side and return promptly.

POLO RALPH LAUREN CORPORATION
P.O. BOX 11045
NEW YORK, N.Y. 10203-0045

2007



IN 1967, RALPH LAUREN INTRODUCED THE WORLD TO AN ICONIC BRAND OF LUXURY AND ELEGANCE that has attracted an ever-expanding audience the world over. He created Polo Ralph Lauren with a vision of enduring style — one that has continued under his leadership to achieve unparalleled success and recognition in the marketplace, today encompassing lifestyle categories from apparel and accessories to fragrances and home decor. As we celebrate our 40th anniversary, we see that our heritage, which draws on the best traditions of American style, only strengthens our belief in our future.

With a dedication to superior quality and design, a disciplined business approach, and a deep understanding of our customer, we continue to elevate and extend our brand around the world. We have a global viewpoint that allows us to enhance our presence and maximize our operations in key international markets. We are pioneering innovative partnerships to create and develop new, targeted brands. And we remain passionately committed to providing our customers with an extraordinary assortment of luxury merchandise that personifies our heritage, presented in unique retail destinations that exemplify the Polo Ralph Lauren lifestyle.

Today, we have set the standard for our industry, and we enter our fifth decade positioned for even greater growth. Our designs and our business continue to succeed, guided by a singular vision that remains a timeless inspiration for those who enjoy life with elegance and style.


RALPH LAUREN







MOSCOW







RALPH LAUREN
Chairman of the Board
Chief Executive Officer

DEAR FELLOW SHAREHOLDERS

I am pleased to report that we enjoyed one of the finest years in the history of Polo Ralph Lauren. This year, we celebrate our 40th anniversary — and our 10th as a publicly owned corporation. We have every reason to look back with pride. And we have every reason to look forward with excitement.

Polo Ralph Lauren is one of the world's premier brands. It speaks of sophistication and luxury, superior quality and design. Our constant goal is to elevate and extend the brand through distinctive merchandising and effective marketing. We do this by deeply understanding our customers and by designing and making sought-after products. And we bring our brand to new customers as well. In the past year we have broadened our reach even further into Europe and Asia. All of our efforts are supported by continuously improving the ways in which we do business.

As our results continue to prove, what we do works. You will find our performance numbers elsewhere in this report. We are proud of them. Because of our strong results, we have been able to invest back into our growing business. We have used our financial strength to build new stores and shops-within-shops in department and specialty stores. We have invested significantly in our infrastructure, including showrooms, office space to house our growing operations, and new technology to support our global business. And we invested in acquiring several key licensees that we believe will enable us to better align those businesses with our global strategies. We believe passionately in the long term and that these investments will play an integral role in our ongoing success.

We substantially increased our commitment in Japan, and by extension to Asia, through strategic acquisitions. Most notably, we recently acquired our Japanese men's, women's and jeans apparel, and accessories licensee, and the remaining 50% interest in our Japanese Master Licensee. This was the most complex transaction we've ever undertaken — and one of the most significant. Japan, 30 years ago, was our first international market. Today, it's a vital market for luxury companies, and, as with other selected licensee buybacks, this transaction allows us to better control our own destiny. We will enhance our presence in major Japanese stores; we will build Ralph Lauren stores; and we will strengthen the infrastructure that supports these activities.

We are increasingly a worldwide presence. Everything we do today has a global sensibility, one that is central to our future growth potential and profitability. Across Europe, our performance was excellent, with especially strong demand for our collection products. We created the Global Brand Concepts (GBC) group, a pioneering effort that will seek to partner with specialty and department stores to develop new lifestyle brands. We believe the potential for this business is significant as the pipeline of new opportunities to introduce further partnerships is robust. Products from the first brand created by a GBC partnership, American Living, are expected to launch in JCPenney in January 2008, and we look forward to bringing them to market. We formed the Ralph Lauren Watch and Jewelry Company with Richemont to help us fulfill the tremendous potential we see in the global luxury accessories market. Consistent with our near-term strategy and focus on accessories, we also completed the buyback of our licensee for men's and women's belts and other small leather goods to better build this growing category.

Our retail group has been very successful this year. We saw strong performance worldwide, and across our retail formats. Our Ralph Lauren stores, Club Monaco, and our factory stores, as well as RalphLauren.com, have all made important contributions to our sales. During the year, we bought the 50% of Ralph Lauren Media previously owned by NBC and their affiliates, giving us total control of our internet business operating as RalphLauren.com. The site has become both a significant business contributor domestically and a popular, powerful marketing tool worldwide. In addition, we followed up the success of our flagship stores in Tokyo and Milan by opening two licensed stores last month in Moscow, which we consider an important luxury retail market.

I am extremely pleased with the momentum we are seeing across all our brands and products. Customers have responded extremely well to our offerings, and there is clear demand for our luxury apparel and accessories. Our menswear and womenswear collections continue to be strong drivers, and sales in our wholesale business are robust.

We are in a very healthy financial condition. We are conservative in our approach to balance sheet management and judicious in our use of leverage. Over the past five years, we have reinvested more than $1.6 billion in our business — for acquisitions, for licensee buybacks, for new stores and for improvements to our infrastructure. We are very comfortable with our ability to support our ambitious growth plans for the future. One noteworthy external measure of our growth: during the year, we became part of the Standard & Poor's 500 Index, one of the primary indicators of the value of the U.S. stock markets.

We believe deeply in helping others, and we care greatly about our communities. I'd like to highlight just a few characteristic efforts among many. We continue our efforts to support cancer care and prevention through our global Pink Pony initiative, with hundreds of our employees participating in the Pink Pony Walk this year, and with our long-term commitment to the Ralph Lauren Center for Cancer Care and Prevention. In addition to the financial support we provide through our Foundation, we have established numerous programs that share our expertise and offer opportunities for employees to volunteer their time. Our Polo Volunteer employees participated in the Hurricane Katrina relief by building two homes in Mobile, Alabama, and we established an Adopt-a-School program with seven schools in the U.S.

We welcomed three new members to our Board of Directors this year: Bob Wright, Vice Chairman and Executive Officer of General Electric Company; John Alchin, Executive Vice President and Co-Chief Financial Officer of Comcast Corporation; and Jacki Nemerov, Executive Vice President of Polo Ralph Lauren, who is responsible for our wholesale, licensing and manufacturing businesses. We value greatly the perspectives they bring to the board.

I've said many times that our management team is the best in the business. It's as true today as ever. And none of what we do would be possible without the creativity, energy and commitment of our 14,000 employees. To all of them, I offer my sincerest gratitude.

Ralph Lauren


Ralph Lauren
FINE QUALITY GOODS
ESTABLISHED
Proprietor
867 Madison Avenue
NEW YORK


RALPH


RL
LAUREN





WE CONTINUE TO ELEVATE OUR BRAND WORLDWIDE WITH UNIQUE PRODUCTS THAT EMBODY OUR VISION OF STYLE.

MERCHANDISE DEVELOPMENT



One of the keys to our 40 years of success has been our ability to capture the essence of Ralph Lauren's vision in the design of each and every product category, from apparel to home decor to our broad line of accessories. What makes us unique is our ability to take Ralph's design direction and interpret it through multiple lifestyles and price points, giving substantial breadth and depth to the range of products we offer, but with a single heritage-driven point of view.

The development of our global luxury accessories business has been a key focus in elevating our luxury status worldwide. We continue to assemble the right talent and develop the infrastructure to support this initiative. This year we made significant progress by partnering with companies that have an established global reach in the luxury accessories market. Earlier this year, we announced a partnership with Richemont establishing the Ralph Lauren Watch and Jewelry Company to design luxury watches and fine jewelry. This is our first foray into the precious jewelry and luxury watch business, and we believe we will benefit enormously from Richemont's expertise. In addition, through our partnership with Luxottica, a global leader in optical and fashion eyewear with an extensive worldwide retail distribution network, we successfully introduced new eyewear products. Response to the product has been strong, and we are pleased to continue elevating our eyewear business through this partnership. We also acquired our men's and women's belts and small leather goods licensee, and we continue to build this important category consistent with our brand strategy.

As we continue to invest in growth initiatives such as denim and childrenswear, we believe they will be important contributors in the future. Early response to the introduction of our Lauren Jeans Company and our men's premium Polo Ralph Lauren denim has been positive, and we believe the denim category presents enormous global opportunities for all the brands in our portfolio. Childrenswear, the fastest-growing merchandise category on RalphLauren.com, continues to be a strong performer domestically and abroad, and we have extended the brand into broader assortments in outerwear, swimwear and denim.

Earlier this year, we introduced our Global Brand Concepts group, which will enable us to partner with specialty and department stores to develop new and innovative lifestyle brands. For our first initiative, called American Living, we will create a full lifestyle brand for women, men and children, as well as intimate apparel, accessories and home exclusively for JCPenney. GBC presents a unique opportunity for growth, and we believe it will become a significant revenue contributor in the years to come.

We have built a powerful business because we employ a consistent vision, design aesthetic and approach in developing and merchandising products. As we enter into our fifth decade of business, we remain committed to product excellence and will continue to design and create much sought-after products that personify our brand heritage and Ralph's unique vision.

EXPANDING SPECIALTY RETAIL



Ralph Lauren has led the way in creating environments that showcase his complete fashion lifestyle, with approximately 300 stores stretching from Buenos Aires to Beverly Hills, Palm Beach to Paris. Our customers come to visit our many retail destinations to participate in our signature shopping experience, which through a combination of luxury and quality merchandise, uniquely designed specialty stores and dedication to service, enables them to be a part of the Polo Ralph Lauren lifestyle.

Our retail and specialty store performance this past year is a tribute to the enduring appeal of our brand and our merchandise — and our growing appeal as a luxury leader outside of our domestic borders. After successfully launching the brand's luxury presence in Tokyo last year, we have recently capitalized on a growing Russian customer base with the launch of two licensed flagship stores in Moscow.

In addition, we believe there is tremendous opportunity to expand a number of our other proven retail concepts internationally. The two variations on our retail formats — the flagships, which represent dramatic statements about the most luxurious part of our assortment, and neighborhood stores that are scaled to the streetscapes of smaller shopping areas and reflect a more casually oriented presentation — are viable concepts that we believe will continue to translate well across Europe. In addition, we believe the distinctive, youthful character of Rugby, which currently operates in nine key markets in the United States, will have strong appeal in the years to come in select markets in Europe and Asia. While this past year was one of tremendous excitement in our international markets, we also continued to expand our domestic presence with our Ralph Lauren stores, and we enhanced RalphLauren.com with new features and brands.

In the last few years RalphLauren.com has evolved into a strong and growing retail business that combines creativity and commerce in a virtual flagship store. In March, we acquired full ownership of Ralph Lauren Media so we can better leverage our retail operational expertise online and take advantage of the tremendous growth opportunities for the business internationally. Today, more than 30% of the traffic on RalphLauren.com comes from international domains. Even though international shopping is not currently offered, consumers want to browse and experience the world of Ralph Lauren.

Club Monaco's performance was very strong this year as our efforts to reposition the brand have been successful. Club Monaco has established a strong following, and, due to upgrades in quality, fit and price points, is experiencing significant growth across all aspects of the business.

Overall, our retail business is a significant contributor to our revenues and operating profit. We have a very clear merchandising message that supports our global luxury position. To meet the growing demand of our customers, we continue to deliver fresh and unique products, many of which remain exclusive to our retail stores. We will continue to develop our retail business and the infrastructure that allows us to run a successful global enterprise. Ralph's vision is at the heart of our current success and future growth plans, and we remain passionately committed to providing our customers with the ultimate, unique shopping experience.

OUR ULTIMATE SHOPPING EXPERIENCE DRIVES THE DEMAND FOR OUR LUXURY LIFESTYLE BRAND AROUND THE GLOBE.

OUR ABILITY TO GUIDE OUR DISTINCTIVE BRAND ACROSS CONTINENTS AND CULTURES CONTINUES TO FUEL OUR SUCCESS IN INTERNATIONAL MARKETS.

INTERNATIONAL EXPANSION



When Polo Ralph Lauren began its international expansion nearly 30 years ago, it was one of the first American fashion houses with the foresight to envision a global brand. Today, international operations account for more than $3 billion of the brand's retail presence and represent approximately 30% of the Company's business worldwide.

For many years, our international businesses were managed through a series of licensee arrangements in Asia and Europe. More recently, we have been developing an infrastructure that allows us to successfully run a global business, and we have changed our business model from one that was mostly licensed to one that is more directly owned and operated. We believe this is important for our future growth, as it will enable us to better align our international businesses with our overall global strategy.

Our first licensee acquisition, in Europe seven years ago, established the model for our global expansion. At that time, our European business was approximately $220 million in sales and driven by core sportswear classics. Since then, we have focused on elevating the brand and bringing more fashion and luxury assortments to the European customer in an effort to significantly grow our international business. We have committed the time, money and energy to build the necessary infrastructure to support that growth. This past fiscal year, Europe represented nearly $800 million of revenues.

We achieved an important milestone in our Company's global growth when we acquired our Japanese Master Licensee and its largest sub-licensee through a series of transactions. Our Japanese business has grown significantly over the years, reflecting the growing appetite among Japanese consumers for our product, whether purchased in their home country or in our international markets. We addressed this demand and made a new and important luxury statement in Tokyo when we opened a flagship in the Omotesando shopping district last year, expanding the available assortment of our luxury products.

With the successful completion of the acquisitions in Japan, we will begin to execute long-term initiatives that are consistent with how we operate our business worldwide. We will elevate the brand through product assortment and presentations that support our luxury position around the world. We will refine our distribution in key locations as we look to selectively expand the portfolio of Ralph Lauren stores that best showcase Ralph's vision. Consistent with our global view, we will continue to explore opportunities to expand our advertising and marketing messages, and we will invest in new talent and the development of the Japanese market. All of this will be integrated with our world-class infrastructure, based on a global platform.

Today, our global presence and appeal is as strong as ever. The success we have enjoyed in extending our brands across the world stems from our clarity and understanding of the brand and Ralph's point of view. The past 40 years have taught us how to grow and change with our customers in a way they can relate to, and how to enhance and maximize every point of distribution, including those in key global marketplaces. We will continue to look for opportunities to introduce our brands into new markets and to expand our product offerings in markets where we already have a strong and successful presence.




YAL


LPH LA
RALPH LA


UREN

BEVERLY HILLS





WORLDWIDE WHOLESALE NET SALES


FISCAL 2007 WORLDWIDE WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS[1]
(dollars in millions)
45%
24%
10%
8%
7%
6%
1
2
3
4
5
6

1 MEN'S	$	2,493
2 WOMEN'S		1,320
3 CHILDREN'S		526
4 FRAGRANCES		433
5 HOME		390
6 ACCESSORIES		338
total	$	5,500


FISCAL 2007 WORLDWIDE WHOLESALE NET SALES BY GEOGRAPHIC LOCATION[1]
(dollars in millions)
69%
16%
9%
4%
2%
1
2
3
4
5

1 UNITED STATES	$	3,835
2 EUROPE		862
3 JAPAN		477
4 PACIFIC RIM/KOREA		226
5 OTHER (Australia, Canada, South America, etc.)		100
total	$	5,500

(1) Represents the total wholesale net sales of Polo Ralph Lauren products generated by our wholesale operations and our licensing partners. Wholesale net sales for Ralph Lauren products sold by our licensing partners have been derived from information obtained from our licensing partners. Includes our wholesale sales of $2.3 billion and additional amounts representing transfers of products to our wholly-owned, full-price retail stores and to our wholly-owned outlet stores at wholesale prices.

OPERATIONAL REVIEW

2007 has been a spectacular year as we delivered results in excess of our plan but consistent with our strategies. We achieved $4.30 billion in revenues, an increase of 15% over the prior year, and generated gross profit dollars of $2.34 billion, a 16% increase over Fiscal 2006. Our gross profit rate improved 40 basis points to 54.4% due to strong merchandise margins in our wholesale and retail businesses, and improved inventory management. Our operating income increased 26% to $653 million while operating margin increased 140 basis points to 15.2%.

Our success has been achieved through the consistent execution of our global strategies of expanding our direct-to-customer business, growing our international business, and developing new merchandise categories. We have successfully created unique businesses centered on our core and heritage-driven brand and we have diversified and expanded our product assortments, price points, distribution channels and geographic regions. We've taken more aggressive control of our brand and have been more selective with its distribution and positioning. We are expanding our specialty store portfolio with a variety of store sizes, formats and concepts, growing our internet sales, and developing our international business through both direct ownership and global strategic partnerships. We've continued to develop the infrastructure that allows us to run a global business successfully, while investing in our employees through ongoing training and development. Our accomplishments have been achieved with a conservative balance sheet and a commitment to reinvesting our significant cash flows back into our growing business, and our strong results affirm the execution of these strategies.

SEGMENT REVENUES
($ millions)



3,306
245
1,349
1,712
3,746
245
1,559
1,942
4,295
236
1,743
2,316
FY05
FY06
FY07
WHOLESALE
RETAIL
LICENSING

SEGMENT OPERATING INCOME
($ millions)



542
159
83
300
692
154
140
398
844
142
224
478
FY05
FY06
FY07
WHOLESALE
RETAIL
LICENSING

WHOLESALE

In the wholesale area, we expanded our luxury product offerings and enhanced our presentation through shop fixtures in the appropriate doors. We looked at the productivity and sell-through of each of our key doors to improve results via better tailored assortments by door. The result has been higher inventory turns, better full-price sell-throughs and higher gross margins.

For Fiscal 2007, wholesale sales were up 19% to $2.32 billion, compared to $1.94 billion in the same period last year. Excluding the effect of the Polo Jeans and footwear acquisitions, revenues increased 9% primarily due to increased sales in Europe as well as domestic sales gains in Lauren, Chaps for women and children, and in the men's business. Wholesale operating income increased 20% in Fiscal 2007 to $478 million, compared to $398 million in the same period last year. Wholesale operating margin was 20.6% in the full year, compared to 20.5% last year as growth in sales and an improved gross profit rate were partially offset by increases in SG&A expenses to support new product lines.

What makes us unique is our ability to take Ralph's design direction and interpret it through multiple lifestyles. Our Lauren business, which we took back four years ago, is the number one brand in its category and continues to have strong retail sell-throughs. Our childrenswear business, an important category we bought back in 2004, has also delivered strong global results. Earlier this year, we launched our Lauren and men's denim initiatives. Early response has been positive and our retailers' response to our recent fall denim market was strong as we thoughtfully brought this category into domestic department and specialty stores. We believe this category presents enormous global opportunities for all the brands in the world of Ralph Lauren.

We began executing our channel diversification strategy two years ago with the launch of Chaps products for Kohl's. In addition to our successful men's, women's and children's Chaps business, we launched our Chaps home business with Kohl's in May 2007. Customers are responding very well to our fashion offerings and we are pleased with the first phase of our growing home business in this channel. We continue to gain expertise in this broad-based distribution channel, both from a product standpoint, as we now have more than 50 merchandise categories under the Chaps brand, as well as operationally in logistics, marketing and in-store presentation. We believe this experience will serve us well as we undertake our most ambitious launch with the premiere of American Living at JCPenney next year.


WHOLESALE OPERATING MARGINS
17.5%
20.5%
20.6%
FY05
FY06
FY07

Over the past two years, we have added and expanded key categories to our growing luxury accessories business. We began the development of this business with our footwear acquisition in 2005. While this business requires more rebuilding than some of our other license buybacks, we continue to believe in its long-term growth potential. In addition, we recently acquired our small leather goods licensee to better build this category of business. Our handbag licensee expires at the end of calendar 2007, and we anticipate bringing the business in-house at the close of this year.

Internationally, we have modified our business model from one that was mostly licensed, to one that is more directly operated. Since acquiring our European business seven years ago, we have made great progress in our business both in how the brand is presented and in the profits we realized in the region. Europe now represents nearly $800 million in revenues and is our fastest-growing geographic region.

We are using our European success as a template for the growth of our Japanese business. With the recent successful completion of our Japanese transactions behind us, we will begin to execute on our long-term initiatives that are consistent with how we operate our business worldwide. We will refine our distribution throughout key locations in Japan. We will look to selectively expand our portfolio of Ralph Lauren stores that best showcase Ralph's vision. In addition, we will look for opportunities to expand our advertising and marketing messages, and will invest in talent and the development of our employees in the Japanese market. Japan is an important country for our brand and we view it as an important stepping stone to growing our business throughout Asia and the Pacific Rim.

RETAIL

Our retail segment has grown meaningfully in both sales and profit in the past year. Our stores allow us to create and display the "World of Ralph Lauren" by providing the widest selection of our assortment of luxury products and offer exclusive products that are not available in other channels. In retail, we continue to focus on the fresh flow of the right products and managing inventory, driving full-price sell-throughs, and expanding our gross margins.

Retail sales for the full year were up 12% to $1.74 billion, compared to $1.56 billion last year. Total comparable store sales increased 7.9%, reflecting an increase of 10.9% at Club Monaco stores, 8.1% in our factory stores and 6.6% at Ralph Lauren stores. RalphLauren.com sales grew 29% over the prior year. Retail operating income increased 60% in Fiscal 2007 to $224 million, compared to $140 million last year. Retail operating margin improved 390 basis points to 12.9% in the fiscal year compared to 9.0% last year as a result of increased sales and improved gross profit rates, as well as the absence of an $11 million non-cash impairment charge recognized in Fiscal Year 2006. At the end of Fiscal 2007, we operated 292 stores with a total of approximately 2.3 million square feet and our international licensing partners operated 80 Ralph Lauren stores and 20 Club Monaco stores and dedicated shops.

RETAIL OPERATING MARGINS


6.1%
9.0%
12.9%
FY05
FY06
FY07

Looking ahead, we believe our internet business will be an important part of growth in our retail segment. We acquired the remaining 50% interest of Ralph Lauren Media. Now that the business is fully owned, we will integrate its operations into our global retail business. We have begun exploring new international opportunities for RalphLauren.com and we believe it will be a large growth driver in the future. To support this growing business, we are investing in a distribution center and a new customer service center that is scalable for future needs, both domestically and internationally.

LICENSING

Our last business segment is our licensing business, which, at one time, represented one of the largest parts of our business. While we have acquired several of our major apparel and geographic licenses, we have been able to maintain much of our royalty income and profit through both improved economic terms in our remaining license agreements and expansion of brands such as Chaps into more licensed categories.

Licensing royalties for Fiscal 2007 were down 4% to $236 million compared to $245 million last year. Excluding the loss of licensing revenues of Polo Jeans and footwear which we now own, licensing royalties would have increased 3%. For the year, licensing operating income decreased 8% to $142 million, compared to $154 million last year. An increase in international royalties and the receipt and recognition of approximately $8 million in connection with the termination of a license was offset by the loss of licensing royalties from Polo Jeans and footwear.

In early 2007, we began delivery of new optical and sunwear products created by our new eyewear licensee, Luxottica, to both Ralph Lauren stores and Luxottica's retail stores, and we are extremely pleased with the assortments. In March 2007, we formed the Ralph Lauren Watch and Jewelry Company, a joint venture with

Richemont. This is our first expansion into the precious jewelry and luxury watch business which we believe will be a growing and important aspect of our global accessories business. The first products are expected to launch in fall 2008 in select Ralph Lauren stores, as well as in fine independent jewelry and luxury watch retailers worldwide.

BALANCE SHEET

Building the business as we have done over the past few years has generated significant increases in operating cash flow, which we have used to fund acquisitions, support the capital needs of our business, and repurchase stock.

During the year, we invested $184 million in capital expenditures, completed our acquisition of the remaining 50% equity interest in Ralph Lauren Media for $175 million, and repurchased approximately 3.5 million shares of stock for $231 million. We ended the year with $564 million in cash, or $165 million in net cash. Subsequent to the year's end, we successfully completed the tender offer for shares of our largest Japanese licensee and purchased the remaining balance of our Master Licensee for a combined amount of approximately $160 million net of cash acquired. We have generated an aggregate return on investment of 32% as of the end of fiscal year 2007.


GROSS MARGIN
51.0%
54.0%
54.4%
FY05
FY06
FY07

ORGANIZATIONAL GROWTH

In order to accomplish our past success as well as to support future growth, we are developing new programs that support our growing global organization. During the past year, we remained firm in our commitment to implement activities designed to strengthen leadership skills, promote team development and enhance the Company's unique culture. Included among these activities was the ongoing refinement of performance evaluation systems that provide us with the tools to track results and identify professional development opportunities against specific competency clusters. The core curriculum also includes business training and technology literacy.

A range of training and mentoring programs have been established to build bench strength and create future leaders for the Company, instill the Polo Ralph Lauren heritage, culture and philosophy and expose employees to a range of business and functions throughout the enterprise.

In addition to the activities identified above, we are most proud of our ongoing work in the area of Strategic Diversity Management. We recognize that a healthy, high-performing organization, operating on a global stage, is characterized by inclusion, where employees are recognized for their contribution and are able to grow, develop and achieve their optimal potential. At every level in the organization we have continued to enhance programs that enable us to access key talent resulting in important contributions and performance.

The most recent cultural audit held in 2006, designed to measure workplace acceptance of the Company's activities in the area of diversity, indicated that the Company is making great strides in this area based on the strong feedback from the employees. We remain highly committed to these ideals as we continue to build a fully inclusive work environment that reaches employees and customers throughout our global markets.

YEAR TWO THOUSAND SEVEN

FINANCIAL REPORT

The following discussion and analysis of financial condition and results of operations should be read together with our audited consolidated financial statements and the accompanying notes, which are included elsewhere in this Annual Report. We utilize a 52-53 week fiscal year ending on the Saturday closest to March 31. As such, Fiscal year 2007 ended on March 31, 2007 and reflected a 52-week period ("Fiscal 2007"); Fiscal year 2006 ended on April 1, 2006 and reflected a 52-week period ("Fiscal 2006"); and Fiscal year 2005 ended on April 2, 2005 and reflected a 52-week period ("Fiscal 2005").

FORWARD-LOOKING STATEMENTS

Various statements in this Annual Report, in the Form 10-K for Fiscal 2007 ("Fiscal 2007 10-K") or incorporated by reference into the Fiscal 2007 10-K, in future filings by us with the Securities and Exchange Commission (the "SEC"), in our press releases and in oral statements made by or with the approval of authorized personnel constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and are indicated by words or phrases such as "anticipate," "estimate," "expect," "project," "we believe," "is or remains optimistic," "currently envisions" and similar words or phrases and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from the future results, performance or achievements expressed in or implied by such forward-looking statements. Forward-looking statements include statements regarding, among other items:

- our anticipated growth strategies;
- our plans to expand internationally;
- our plans to open new retail stores;
- our ability to make certain strategic acquisitions of certain selected licenses held by our licensees;
- our intention to introduce new products or enter into new alliances;
- anticipated effective tax rates in future years;
- future expenditures for capital projects;
- our ability to continue to pay dividends and repurchase Class A common stock;
- our ability to continue to maintain our brand image and reputation;
- our ability to continue to initiate cost cutting efforts and improve profitability; and
- our efforts to improve the efficiency of our distribution system.

These forward-looking statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. Significant factors that have the potential to cause our actual results to differ materially from our expectations are described in Item 1A — "*Risk Factors*" included in the Fiscal 2007 10-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTION

Management's discussion and analysis of financial condition and results of operations ("MD&A") is provided as a supplement to the accompanying audited consolidated financial statements and footnotes to help provide an understanding of our financial condition, changes in financial condition and results of our operations. MD&A is organized as follows:

- ***Overview.*** This section provides a general description of our business, including our objectives and risks, and a summary of financial performance for Fiscal 2007. In addition, this section includes a discussion of recent developments and transactions affecting comparability that we believe are important in understanding our results of operations and financial condition, and in anticipating future trends.
- ***Results of operations.*** This section provides an analysis of our results of operations for Fiscal 2007, Fiscal 2006 and Fiscal 2005.
- ***Financial condition and liquidity.*** This section provides an analysis of our cash flows for Fiscal 2007, Fiscal 2006 and Fiscal 2005, as well as a discussion of our financial condition and liquidity as of March 31, 2007. The discussion of our financial condition and liquidity includes (i) our available financial capacity under our credit facility, (ii) a summary of our key debt compliance measures and (iii) a summary of our outstanding debt and commitments as of March 31, 2007.
- ***Market risk management.*** This section discusses how we manage exposure to potential losses arising from adverse changes in interest rates, foreign currency exchange rates and fluctuations in the reported net assets of certain of our international operations.

- *Critical accounting policies.* This section discusses accounting policies considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Notes 3 and 4 to our accompanying audited consolidated financial statements.
- *Recently issued accounting standards.* This section discusses the potential impact to our reported financial condition and results of operations of accounting standards that have been issued, but which we have not yet adopted.

OVERVIEW

Our Business

Our Company is a global leader in the design, marketing and distribution of premium lifestyle products including men's, women's and children's apparel, accessories, fragrances and home furnishings. Our long-standing reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. Our brand names include *Polo, Polo by Ralph Lauren, Ralph Lauren Purple Label, Ralph Lauren Black Label, RLX, Ralph Lauren Blue Label, Lauren, RRL, Rugby, Chaps, Club Monaco* and *American Living*, among others.

We classify our businesses into three segments: Wholesale, Retail and Licensing. Our wholesale business (representing 54% of Fiscal 2007 net revenues) consists of wholesale-channel sales made principally to major department stores, specialty stores and golf and pro shops located throughout the U.S. and Europe. Our retail business (representing 41% of Fiscal 2007 net revenues) consists of retail-channel sales directly to consumers through full-price and factory retail stores located throughout the U.S., Canada, Europe, South America and Asia, and through our retail internet site located at www.Polo.com. In addition, our licensing business (representing 5% of Fiscal 2007 net revenues) consists of royalty-based arrangements under which we license the right to third parties to use our various trademarks in connection with the manufacture and sale of designated products, such as apparel, eyewear and fragrances, in specified geographical areas for specified periods. Approximately 20% of our Fiscal 2007 net revenues was earned in the international regions outside of the U.S. and Canada. See Note 20 to the accompanying audited consolidated financial statements for a summary of net revenues by geographic location.

Our business is affected by seasonal trends, with higher levels of wholesale sales in our second and fourth quarters and higher retail sales in our second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments and key vacation travel, back-to-school and holiday periods in the Retail segment.

Our Objectives and Risks

We believe our core strengths, including a global luxury lifestyle brand, a strong and experienced management team, a proven ability to develop and extend our brands distributed through multiple retail channels in global markets, a disciplined investment philosophy and a solid balance sheet, have collectively enabled us to significantly increase stockholder value in recent years. Further, we believe those core strengths will continue to allow us to execute our strategy for long-term sustainable growth in revenue, net income and operating cash flow.

Our operating success has been driven by the Company's focus on six key objectives:

- Creating unique businesses primarily centered around one core and heritage-driven brand;
- Diversifying and expanding our products and prices, distribution channels and geographic regions;
- Improving brand control and positioning;
- Focusing on selective strategic partnerships;
- Implementing infrastructure improvements that support a worldwide business; and
- Funding our expansion through strong operating cash flow.

In connection with these objectives, we intend to continue to pursue opportunities for growth globally to expand our retail presence in various formats designed to meet consumer needs, to further develop a wide array of luxury accessories product offerings, and to create new lifestyle brands in partnership with select department and specialty stores.

Significant challenges and risks accompany our opportunities for long-term growth and our ability to increase stockholder value. See Item 1A — "*Risk Factors*" included in the Fiscal 2007 10-K for further discussion.

Summary of Financial Performance

Operating Results

During Fiscal 2007, we reported revenues of $4.295 billion, net income of $400.9 million and net income per diluted share of $3.73. This compares to revenues of $3.746 billion, net income of $308.0 million and net income per diluted share of $2.87 during Fiscal 2006. Our strong Fiscal 2007 operating performance was primarily driven by 14.7% revenue growth led by our Wholesale and Retail segments (including the effect of certain acquisitions that occurred in Fiscal 2006) and gross profit percentage expansion of 40 basis points to 54.4%. Excluding the effect of acquisitions, revenues increased by 10.0%. Operating income as a percentage of revenue increased 140 basis points to 15.2% during Fiscal 2007, reflecting our revenue growth, gross profit percentage expansion and improved leveraging of selling, general and administrative ("SG&A") expenses. SG&A expenses included stock-based compensation costs reflecting the adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("FAS 123R"). Such costs were $43.6 million on a pre-tax basis ($26.1 million after-tax) in Fiscal 2007, compared to $26.6 million on a pre-tax basis ($16.2 million after-tax) in Fiscal 2006. In turn, net income per diluted share was reduced by stock-based compensation costs in the amount of $0.24 per share during Fiscal 2007, compared to $0.15 per share during Fiscal 2006. Offsetting the higher stock-based compensation costs and contributing to the growth in net income and net income per diluted share was a net reduction in Fiscal 2007 of $19.0 million of pre-tax charges related to restructurings, asset impairments and credit card contingencies as compared to Fiscal 2006. See *"Transactions Affecting Comparability of Results of Operations and Financial Condition"* described below for further discussion of these transactions.

See Note 18 to the accompanying audited consolidated financial statements for further discussion of the impact of adopting FAS 123R.

Financial Condition and Liquidity

Our financial position continues to reflect the strength of our business results. We ended Fiscal 2007 with a net cash position (total cash and cash equivalents less total debt) of $165.1 million, compared to $5.3 million at the end of Fiscal 2006. In addition, our stockholders' equity increased to $2.335 billion as of March 31, 2007, compared to $2.050 billion as of April 1, 2006. During Fiscal 2007, we successfully completed the issuance of Euro 300 million principal amount of 4.50% notes due October 4, 2013 (the "2006 Euro Debt"). We used the net proceeds from this issuance to repay approximately Euro 227 million principal amount of Euro debt obligations that matured on November 22, 2006 (the "1999 Euro Debt") and for general corporate and working capital purposes. Also, during Fiscal 2007, we took advantage of our recent credit rating upgrades and amended our credit facility to increase our borrowing capacity, lower our financing costs and eliminate certain financial covenants (see Note 13 to the accompanying audited consolidated financial statements for further discussion).

We generated $796.1 million of cash from operations during Fiscal 2007, compared to $449.1 million in the prior fiscal year. Included in our cash from operations was approximately $180 million (net of certain refundable tax withholdings) of prepaid royalty and design-service fees from Luxottica Group, S.p.A. and affiliates ("Luxottica") in connection with the start of our ten-year eyewear licensing agreement with Luxottica (see Note 22 to the accompanying audited consolidated financial statements for further discussion). We used our higher cash availability to reinvest in our business through capital spending and acquisitions, as well as in connection with the expansion of our common stock repurchase program. In particular, we had $184 million of capital expenditures primarily associated with retail store expansion, construction and renovation of shop-in-shops in department stores and investments in our technological infrastructure. We used $175 million to acquire the remaining 50% equity interest in RL Media, our e-commerce subsidiary, that we did not previously own (see "*Recent Developments*" for further discussion). We also acquired 3.5 million shares of Class A common stock at an aggregate cost of $231.3 million.

Transactions Affecting Comparability of Results of Operations and Financial Condition

The comparability of our operating results has been affected by certain acquisitions that occurred in Fiscal 2006 and Fiscal 2005. In particular, we acquired the Polo Jeans Business on February 3, 2006, the Footwear Business on July 15, 2005, and the Childrenswear Business on July 2, 2004 (each as defined in Note 5 to the accompanying audited consolidated financial statements). In addition, as noted above, the comparability of our operating results also has been affected by the change in accounting for stock-based compensation effective as of the beginning of Fiscal 2007, and by certain pre-tax charges related to restructurings, asset impairments, and credit card and other litigation-related contingencies during the fiscal years presented. A summary of the effect of these items on pre-tax income for each period presented is noted below:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
STOCK-BASED COMPENSATION COSTS (SEE NOTE 18)	$ (43.6)	$ (26.6)	$ (12.9)
RESTRUCTURING CHARGES (SEE NOTE 11)	(4.6)	(9.0)	(2.3)
IMPAIRMENTS OF RETAIL ASSETS (SEE NOTE 7)	–	(10.8)	(1.5)
CREDIT CARD CONTINGENCY CHARGE (SEE NOTE 15)	(3.0)	(6.8)	(6.2)
JONES-RELATED LITIGATION CHARGE (SEE NOTE 5)	–	–	(100.0)
	$ (51.2)	$ (53.2)	$ (122.9)

The following discussion of results of operations highlights, as necessary, the significant changes in operating results arising from these items and transactions. However, unusual items or transactions may occur in any period. Accordingly, investors and other financial statement users individually should consider the types of events and transactions that have affected operating trends.

Recent Developments

Japanese Business Acquisitions

On May 29, 2007, the Company completed its previously announced transactions to acquire control of certain of its Japanese businesses that were formerly conducted under licensed arrangements. In particular, the Company acquired approximately 77% of the outstanding shares of Impact 21 that it did not previously own in a cash tender offer (the "Impact 21 Acquisition"), thereby increasing its ownership in Impact 21 from approximately 20% to 97%. Impact 21 conducts the Company's men's, women's and jeans apparel and accessories business in Japan under a sub-license arrangement. In addition, the Company acquired the remaining 50% interest in Polo Ralph Lauren Japan Corporation ("PRL Japan"), which holds the master license to conduct Polo's business in Japan, from Onward Kashiyama Co. Ltd and its subsidiaries ("Onward Kashiyama") and The Seibu Department Stores, Ltd (the "PRL Japan Minority Interest Acquisition"). Collectively, the Impact 21 Acquisition and the PRL Japan Minority Interest Acquisition are hereafter referred to as the "Japanese Business Acquisitions."

The purchase price initially paid in connection with the Impact 21 Acquisition was approximately $327 million. However, the Company intends to acquire, over the next several months, the remaining approximately 3% of the outstanding shares not exchanged as of the close of the tender offer period at an estimated aggregate cost of approximately $12 million. In addition, the purchase price paid in connection with the PRL Japan Minority Interest Acquisition was approximately $22 million.

The Company funded the Japanese Business Acquisitions with available cash on-hand and approximately $170 million of Yen-based borrowings under a one-year term loan agreement on terms substantially similar to the Company's existing credit facility. The Company expects to repay the borrowing by its maturity date using a portion of the approximate $200 million of Impact 21's cash on-hand acquired as part of the acquisition.

The results of operations for Impact 21 will be consolidated effective as of the beginning of Fiscal 2008. The results of operations for PRL Japan already are consolidated by the Company as described further in Note 2 to the accompanying audited consolidated financial statements.

The Company is in the process of preparing its assessment of the fair value of assets acquired and liabilities assumed for the allocation of the purchase price. The Company also has entered into a transition services agreement with Onward Kashiyama which, along with its affiliates, was a former approximate 41% shareholder of Impact 21, to provide a variety of operational, human resources and information systems-related services over a period of up to two years.

The Company does not expect the results of the Japanese Business Acquisitions to contribute to its profitability until Fiscal 2009 primarily due to the dilutive effect of the anticipated non-cash costs to be recognized in connection with the allocation of a portion of the purchase price to inventory and certain intangible assets.

Acquisition of Small Leathergoods Business

On April 13, 2007, the Company acquired from Kellwood Company ("Kellwood") substantially all of the assets of New Campaign, Inc., the Company's licensee for men's and women's belts and other small leather goods under the Ralph Lauren, Lauren and Chaps brands in the U.S. The assets acquired from Kellwood will be operated under the name of "Polo Ralph Lauren Leathergoods" and will allow the Company to further expand its accessories business. The acquisition cost was approximately $10 million and is subject to customary closing adjustments. Kellwood will provide various transition services for up to six months after the closing.

The results of operations for the Polo Ralph Lauren Leathergoods business will be consolidated in the Company's results of operations commencing in Fiscal 2008.

Acquisition of RL Media Minority Interest

On March 28, 2007, the Company acquired the remaining 50% equity interest in Ralph Lauren Media, LLC ("RL Media") held by NBC Universal, Inc. and its related entities (37.5%) and Value Vision International, Inc. and its related entities (12.5%). RL Media conducts the Company's e-commerce initiatives through the Polo.com internet site and is consolidated by the Company as the primary beneficiary pursuant to the provisions of FIN 46R. The acquisition cost was $175 million. In addition, Value Vision International, Inc. entered into a transition services agreement with the Company to provide order fulfillment and related services over a period of up to seventeen months from the date of the acquisition of the RL Media minority interest.

The Company expects the acquisition of the RL Media minority interest to have a dilutive effect on profitability in Fiscal 2008 due primarily to the non-cash costs to be recognized in connection with the allocation of a portion of the purchase price to inventory and certain intangible assets.

Formation of Ralph Lauren Watch and Jewelry Joint Venture

On March 5, 2007, the Company announced that it had agreed to form a joint venture with Financiere Richemont SA ("Richemont"), the Swiss Luxury Goods Group. The 50-50 joint venture will be a Swiss corporation named the Ralph Lauren Watch and Jewelry Company, S.A.R.L. (the "RL Watch Company"), whose purpose is to design, develop, manufacture, sell and distribute luxury watches and fine jewelry through Ralph Lauren boutiques, as well as through fine independent jewelry and luxury watch retailers throughout the world. The Company expects to account for its 50% interest in the RL Watch Company under the equity method of accounting. Royalty payments due to the Company under the related license agreement for use of certain of the Company's trademarks will be reflected as licensing revenue within the consolidated statement of operations. The RL Watch Company is expected to commence operations during the first quarter of Fiscal 2008.

The Company expects to incur certain start-up costs in Fiscal 2008 to support the launch of this business. However, the business is not expected to generate any sales until Fiscal 2009 as products are scheduled to be launched in the fall of calendar 2008.

Global Brand Concepts and Launch of American Living

On January 8, 2007, the Company announced it will begin to develop new lifestyle brands for specialty and department stores through its Global Brand Concepts ("GBC") group. The GBC group will work in partnership with select department and specialty stores and contribute its expertise in design, operations, marketing, merchandising and advertising in developing exclusive brands for those stores. Consistent with this strategic initiative, on February 1, 2007, the Company announced plans to launch *American Living*, a new lifestyle brand created exclusively for J.C. Penney Company, Inc. ("JCPenney"). *American Living* will include a full range of merchandise for women, men and children, as well as intimate apparel, accessories and home products.

The Company expects to incur certain start-up costs in Fiscal 2008 to support the launch of this new product line. However, the Company is not expected to generate any significant sales in Fiscal 2008 as the *American Living* product line is not scheduled to be available at JCPenney stores until the spring of calendar 2008.

Eyewear Licensing Agreement

In February 2006, the Company announced that it had entered into a ten-year exclusive licensing agreement with Luxottica Group, S.p.A. and affiliates ("Luxottica") for the design, production, sale and distribution of prescription frames and sunglasses under the Polo Ralph Lauren brand (the "Eyewear Licensing Agreement").

The Eyewear Licensing Agreement took effect on January 1, 2007 after the Company's pre-existing licensing agreement with another licensee expired. In early January, the Company received a prepayment of approximately $180 million, net of certain tax withholdings, in consideration of the annual minimum royalty and design-services fees to be earned over the life of the contract. The prepayment is non-refundable, except with respect to certain breaches of the agreement by the Company, in which case only the unearned portion of the prepayment as determined based on the specific terms of the agreement would be required to be repaid (see Note 22 to the accompanying audited consolidated financial statements for further discussion).

See Note 5 to the accompanying audited consolidated financial statements for further discussion of the Company's acquisitions and joint venture formed during the fiscal years presented.

RESULTS OF OPERATIONS

Fiscal 2007 Compared to Fiscal 2006

The following table summarizes our results of operations and expresses the percentage relationship to net revenues of certain financial statements captions:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	INCREASE/ (DECREASE)	PERCENT CHANGE
NET REVENUES	$ 4,295.4	$ 3,746.3	$ 549.1	14.7%
COST OF GOODS SOLD [a]	(1,959.2)	(1,723.9)	(235.3)	13.7%
GROSS PROFIT	2,336.2	2,022.4	313.8	15.5%
GROSS PROFIT AS % OF NET REVENUES	54.4%	54.0%		
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES [a]	(1,663.4)	(1,476.9)	(186.5)	12.6%
SG&A AS % OF NET REVENUES	38.7%	39.4%		
AMORTIZATION OF INTANGIBLE ASSETS	(15.6)	(9.1)	(6.5)	71.4%
IMPAIRMENTS OF RETAIL ASSETS	–	(10.8)	10.8	(100.0)%
RESTRUCTURING CHARGES	(4.6)	(9.0)	4.4	(48.9)%
OPERATING INCOME	652.6	516.6	136.0	26.3%
OPERATING INCOME AS % OF NET REVENUES	15.2%	13.8%		
FOREIGN CURRENCY GAINS (LOSSES)	(1.5)	(5.7)	4.2	(73.7)%
INTEREST EXPENSE	(21.6)	(12.5)	(9.1)	72.8%
INTEREST INCOME	26.1	13.7	12.4	90.5%
EQUITY IN INCOME OF EQUITY-METHOD INVESTEES	3.0	4.3	(1.3)	(30.2)%
MINORITY INTEREST EXPENSE	(15.3)	(13.5)	(1.8)	13.3%
INCOME BEFORE PROVISION FOR INCOME TAXES	643.3	502.9	140.4	27.9%
PROVISION FOR INCOME TAXES	(242.4)	(194.9)	(47.5)	24.4%
EFFECTIVE TAX RATE [b]	37.7%	38.8%		
NET INCOME	$ 400.9	$ 308.0	$ 92.9	30.2%
NET INCOME PER SHARE - BASIC	$ 3.84	$ 2.96	$ 0.88	29.8%
NET INCOME PER SHARE - DILUTED	$ 3.73	$ 2.87	$ 0.86	30.0%

[a] Includes total depreciation expense of $129.1 million and $117.9 million for Fiscal 2007 and Fiscal 2006, respectively.
[b] Effective tax rate is calculated by dividing the provision for income taxes by income before provision for income taxes.

Net Revenues. Net revenues increased by $549.1 million, or 14.7%, to $4.295 billion in Fiscal 2007 from $3.746 billion in Fiscal 2006. The increase was experienced in all geographic regions and was due to a combination of organic growth and acquisitions. Wholesale revenues increased by $373.4 million, primarily as a result of revenues from the newly acquired Polo Jeans Business, the successful launch of the new Chaps for women and children product lines, and increased sales in our global menswear and womenswear product lines. The increase in net revenues also was driven by a revenue increase of $184.6 million in our Retail segment as a result of improved comparable global retail store sales, continued store expansion (including our new Tokyo flagship store) and growth in Polo.com sales. Licensing revenue decreased by $8.9 million primarily due to the loss of product licensing revenue related to the Polo Jeans and Footwear Businesses (now included as part of the Wholesale segment). Net revenues for our three business segments are provided below:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	INCREASE/ (DECREASE)	PERCENT CHANGE
NET REVENUES:				
WHOLESALE	$ 2,315.9	$ 1,942.5	$ 373.4	19.2%
RETAIL	1,743.2	1,558.6	184.6	11.8%
LICENSING	236.3	245.2	(8.9)	(3.6)%
TOTAL NET REVENUES	$ 4,295.4	$ 3,746.3	$ 549.1	14.7%

Wholesale net sales — the net increase primarily reflects:

- the inclusion of $190 million of revenues from our newly acquired Footwear and Polo Jeans Businesses;
- a $156 million aggregate net increase led by our global menswear, womenswear and childrenswear businesses, primarily driven by strong growth in our Lauren product line, increased full-price sell-through performance in our menswear business and the effects from the successful domestic launch of our new Chaps for women and children product lines. These increases were partially offset by a decline in footwear sales (excluding the impact from acquisition) due to our planned integration efforts as we repositioned the related product line; and
- a $27 million increase in revenues due to a favorable foreign currency effect, primarily related to the strengthening of the Euro in comparison to the U.S. dollar in Fiscal 2007.

Retail net sales — For purposes of the discussion of retail operating performance below, we refer to the measure "comparable store sales." Comparable store sales refer to the growth of sales in stores that are open for at least one full fiscal year. Sales for stores that are closing during a fiscal year are excluded from the calculation of comparable store sales. Sales for stores that are either relocated, enlarged (as defined by gross square footage expansion of 25% or greater) or closed for 30 or more consecutive days for renovation are also excluded from the calculation of comparable store sales until stores have been in their location for at least a full fiscal year. Comparable store sales information includes both Ralph Lauren stores and Club Monaco stores.

The increase in retail net sales primarily reflects:

- an aggregate $104 million increase in comparable full-price and factory store sales on a global basis. This increase was driven by a 6.6% increase in comparable full-price Ralph Lauren store sales, a 10.9% increase in comparable full-price Club Monaco store sales, and an 8.1% increase in comparable factory store sales. Excluding a net aggregate favorable $9 million effect on revenues from foreign currency exchange rates, comparable full-price Ralph Lauren store sales increased 5.7%, comparable full-price Club Monaco store sales increased 10.9%, and comparable factory store sales increased 7.5%;
- an increase in sales from non-comparable stores, primarily relating to new store openings within the past fiscal year. There was a net increase in global store count of 3 stores compared to the prior fiscal year, to a total of 292 stores. The net increase in store count was primarily due to several new openings of full-price stores, partially offset by the closure of certain Club Monaco Caban Concept and factory stores and Polo Jeans factory stores; and
- a $26 million increase in sales at Polo.com.

Licensing revenue — the net decrease primarily reflects:

- the loss of licensing revenues from our Polo Jeans and Footwear Businesses now included as part of the Wholesale segment;
- a decline in eyewear-related royalties due to the wind-down of the Company's pre-existing licensing agreement prior to the commencement of the new Eyewear Licensing Agreement which took effect on January 1, 2007;
- a decline in Home licensing royalties; and
- a partially offsetting increase in international licensing royalties and the accelerated receipt and recognition of approximately $8 million of minimum royalty and design-service fees in connection with the termination of a domestic license agreement during Fiscal 2007.

Cost of Goods Sold. Cost of goods sold increased by $235.3 million, or 13.7%, to $1.959 billion in Fiscal 2007 from $1.724 billion in Fiscal 2006. Cost of goods sold expressed as a percentage of net revenues decreased to 45.6% in Fiscal 2007 from 46.0% in Fiscal 2006. The net reduction in cost of goods sold as a percentage of net revenues primarily reflects the ongoing focus on improved inventory management, including sourcing efficiencies and reduced markdown activity as a result of better full-price sell-through of our products.

Gross Profit. Gross profit increased by $313.8 million, or 15.5%, to $2.336 billion in Fiscal 2007 from $2.022 billion in Fiscal 2006. Gross profit as a percentage of net revenues also increased to 54.4% in Fiscal 2007 from 54.0% in Fiscal 2006. The increase in gross profit reflected higher net sales and improved merchandise margins in our wholesale and retail businesses, including the continued emphasis on shifting the mix from off-price to full-price sales across our wholesale product lines, as well as the focus on improved inventory management discussed above. However, the overall improvement in gross profit margins was partially offset by the lower gross profit performance of our newly acquired Polo Jeans Business associated with the liquidation of existing inventory in anticipation of the redesign and launch of our new denim and casual sportswear product lines during spring of calendar 2007. Gross profit margins related to our Footwear Business have also been negatively impacted during Fiscal 2007, primarily by integration efforts as we repositioned the related product line.

Selling, General and Administrative Expenses. SG&A expenses primarily include compensation and benefits, marketing, distribution, information technology, facilities, legal and other costs associated with finance and administration. SG&A expenses increased by $186.5 million, or 12.6%, to $1.663 billion in Fiscal 2007 from $1.477 billion in Fiscal 2006. SG&A expenses as a percent of net revenues decreased to 38.7% in Fiscal 2007 from 39.4% in Fiscal 2006. The 70 basis point improvement is primarily indicative of our ability to successfully leverage our global infrastructure as we acquire businesses and grow product lines organically. The $186.5 million net increase in SG&A expenses was primarily driven by:

- higher compensation-related expenses (excluding stock-based compensation) of approximately $69 million, principally relating to increased selling costs associated with higher retail sales and our ongoing worldwide retail store and product line expansion, and higher investment in infrastructure to support the ongoing growth of our businesses;
- the inclusion of SG&A costs for our newly acquired Footwear and Polo Jeans Businesses, including costs incurred pursuant to transition service arrangements;
- a $38 million increase in brand-related marketing and facilities costs to support the ongoing growth of our businesses;
- an approximate $10 million increase in depreciation costs in connection with our increased capital expenditures and global expansion;
- incremental stock-based compensation expense of approximately $17 million as a result of the adoption of FAS 123R as of April 2, 2006 (see Note 18 to the accompanying audited consolidated financial statements for further discussion); and
- a net reduction in credit card contingency charges of approximately $4 million.

The Company expects to incur significantly greater stock-based compensation expense in Fiscal 2008 as compared to the related expense recognized in Fiscal 2007 primarily due to the approximate 45% increase in the Company's share price during Fiscal 2007.

Amortization of Intangible Assets. Amortization of intangible assets increased by $6.5 million, to $15.6 million in Fiscal 2007 from $9.1 million in Fiscal 2006. The increase was due to the amortization of intangible assets related to the Polo Jeans Business acquired in February 2006 and the Footwear Business acquired in July 2005.

Impairments of Retail Assets. A non-cash impairment charge of $10.8 million was recognized during Fiscal 2006 to reduce the carrying value of fixed assets largely relating to our Club Monaco brand. No impairment charges were recognized in Fiscal 2007.

Restructuring Charges. Restructuring charges decreased by $4.4 million, to $4.6 million in Fiscal 2007 from $9.0 million in Fiscal 2006. Restructuring charges recognized in both periods were principally associated with the Club Monaco retail business. See Note 11 to the accompanying audited consolidated financial statements for further discussion.

Operating Income. Operating income increased by $136.0 million, or 26.3%, to $652.6 million in Fiscal 2007 from $516.6 million in Fiscal 2006. Operating income as a percentage of revenue increased 140 basis points, to 15.2% in Fiscal 2007 from 13.8% in Fiscal 2006, reflecting our revenue growth, gross profit percentage expansion and improved SG&A expense leveraging. Operating income for our three business segments is provided below:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	INCREASE/ (DECREASE)	PERCENT CHANGE
OPERATING INCOME:				
WHOLESALE	$ 477.8	$ 398.3	$ 79.5	20.0%
RETAIL	224.2	140.0	84.2	60.1%
LICENSING	141.6	153.5	(11.9)	(7.8)%
	843.6	691.8	151.8	21.9%
LESS:				
UNALLOCATED CORPORATE EXPENSES	(183.4)	(159.1)	(24.3)	15.3%
UNALLOCATED LEGAL AND RESTRUCTURING CHARGES	(7.6)	(16.1)	8.5	(52.8)%
TOTAL OPERATING INCOME	$ 652.6	$ 516.6	$ 136.0	26.3%

Wholesale operating income increased by $79.5 million, primarily as a result of higher net sales and improved gross margin rates in most product lines, as well as the incremental contribution from the newly acquired Polo Jeans Business and the new Chaps product lines. These increases were partially offset by increases in SG&A expenses in support of new product lines across all geographic territories and higher amortization expenses associated with intangible assets recognized in acquisitions.

Retail operating income increased by $84.2 million, primarily as a result of increased net sales and improved gross margin rates, as well as the absence of a non-cash impairment charge of $10.8 million recognized in Fiscal 2006. These increases were partially offset by an increase in selling related salaries and associated costs in connection with the increase in retail sales, including Polo.com, and worldwide store expansion, including the new Tokyo flagship store.

Licensing operating income decreased by $11.9 million primarily due to the loss of royalty income formerly collected in connection with the Footwear and Polo Jeans Businesses, which have now been acquired. The decline in Home royalties also contributed to the decrease along with the decline in eyewear royalties, due to the wind-down of the Company's pre-existing licensing agreement. These decreases were partially offset by an increase in international royalties, as well as the accelerated receipt and recognition of approximately $8 million of minimum royalty and design-service fees in connection with the termination of a domestic license agreement during Fiscal 2007.

Unallocated corporate expenses increased by $24.3 million, primarily as a result of increases in brand-related marketing, payroll-related and facilities costs to support the ongoing growth of our businesses. The increase in compensation-related costs includes higher stock-based compensation expense due to the adoption of FAS 123R (as further discussed in Note 18 to the accompanying audited consolidated financial statements).

Unallocated legal and restructuring charges were $7.6 million during Fiscal 2007, compared to $16.1 million during Fiscal 2006. Fiscal 2007 charges were principally associated with the Club Monaco Restructuring Plan charges of $4.0 million (as defined in Note 11 to the accompanying audited consolidated financial statements) and costs of $3.0 million related to the Credit Card Matters (as defined in Note 15 to the accompanying audited consolidated financial statements). Fiscal 2006 charges also primarily included the Club Monaco Restructuring Plan charges of $9.0 million and legal costs of $6.8 million associated with the Credit Card Matters.

Foreign Currency Gains (Losses). The effect of foreign currency exchange rate fluctuations resulted in a loss of $1.5 million in Fiscal 2007, compared to a loss of $5.7 million in Fiscal 2006. The decrease in foreign currency losses compared to the prior fiscal year is due to the timing of the settlement of intercompany receivables and payables (that were not of a long-term investment nature) between certain of our international and domestic subsidiaries. Foreign currency gains and losses are unrelated to the impact of changes in the value of the U.S. dollar when operating results of our foreign subsidiaries are translated to U.S. dollars.

Interest Expense. Interest expense includes the borrowing cost of our outstanding debt, including amortization of debt issuance costs and the loss (gain) on interest rate swap hedging contracts. Interest expense increased by $9.1 million to $21.6 million in Fiscal 2007 from $12.5 million in Fiscal 2006. The increase is primarily due to an increase in interest on capitalized leases due to additional obligations in Fiscal 2007 compared to the prior fiscal year and overlapping interest on debt during the period between the issuance of the 2006 Euro Debt and the repayment of the 1999 Euro Debt. In addition, prior year interest expense was favorably impacted by the interest rate swap agreements which were terminated at the end of Fiscal 2006.

Interest Income. Interest income increased by $12.4 million, to $26.1 million in Fiscal 2007 from $13.7 million in Fiscal 2006. This increase is primarily driven by higher average interest rates and higher balances on our invested excess cash.

Equity in Income of Equity-Method Investees. Equity in the income of equity-method investees decreased by $1.3 million, to $3.0 million in Fiscal 2007 from $4.3 million in Fiscal 2006. This income relates to our 20% investment in Impact 21, a company that holds the sublicense with PRL Japan for our men's, women's and jeans businesses in Japan. See *"Recent Developments"* for further discussion of the Company's Japanese Business Acquisitions that occurred in May 2007.

Minority Interest Expense. Minority interest expense increased by $1.8 million, to $15.3 million in Fiscal 2007 from $13.5 million in Fiscal 2006. The net increase is primarily related to the improved operating performance of RL Media compared to the prior period and the associated allocation of income to the minority partners. As of March 28, 2007, the Company acquired the remaining 50% interest in RL Media held by the minority partners (see *"Recent Developments"* for further discussion).

Provision for Income Taxes. The provision for income taxes represents federal, foreign, state and local income taxes. The provision for income taxes increased by $47.5 million, or 24.4%, to $242.4 million in Fiscal 2007 from $194.9 million in Fiscal 2006. This increase is a result of the increase in our pre-tax income, partially offset by a decrease in our reported effective tax rate, to

37.7% in Fiscal 2007 from 38.8% in Fiscal 2006. The lower effective tax rate is primarily due to a change in the mix of earnings, which resulted in more income being taxed at lower rates than in the previous fiscal year. The effective tax rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year-to-year based on non-recurring and recurring factors including, but not limited to, the geographic mix of earnings, the timing and amount of foreign dividends, enacted tax legislation, state and local taxes, tax audit findings and settlements, and the interaction of various global tax strategies. See "Critical Accounting Policies" for a discussion on the accounting for uncertain tax positions and the Company's adoption of FIN 48 in Fiscal 2008.

Net Income. Net income increased by $92.9 million, or 30.2%, to $400.9 million in Fiscal 2007 from $308.0 million in Fiscal 2006. The increase in net income principally related to our $136.0 million increase in operating income, as previously discussed, offset in part by an increase of $47.5 million in our provision for income taxes.

Net Income Per Diluted Share. Net income per diluted share increased by $0.86, or 30.0%, to $3.73 per share in Fiscal 2007 from $2.87 per share in Fiscal 2006. The increase in diluted per share results was primarily due to the higher level of net income, partially offset by higher weighted-average diluted shares outstanding for Fiscal 2007.

Fiscal 2006 Compared to Fiscal 2005

The following table summarizes our results of operations and expresses the percentage relationship to net revenues of certain financial statements captions:

FISCAL YEARS ENDED: (millions)	APRIL 1, 2006	APRIL 2, 2005	INCREASE/ (DECREASE)	PERCENT CHANGE
NET REVENUES	$ 3,746.3	$ 3,305.4	$ 440.9	13.3%
COST OF GOODS SOLD [a]	(1,723.9)	(1,620.9)	(103.0)	6.4%
GROSS PROFIT	2,022.4	1,684.5	337.9	20.1%
GROSS PROFIT AS % OF NET REVENUES	54.0%	51.0%		
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES [a]	(1,476.9)	(1,377.6)	(99.3)	7.2%
SG&A AS % OF NET REVENUES	39.4%	41.7%		
AMORTIZATION OF INTANGIBLE ASSETS	(9.1)	(3.4)	(5.7)	167.6%
IMPAIRMENTS OF RETAIL ASSETS	(10.8)	(1.5)	(9.3)	620.0%
RESTRUCTURING CHARGES	(9.0)	(2.3)	(6.7)	291.3%
OPERATING INCOME	516.6	299.7	216.9	72.4%
OPERATING INCOME AS % OF NET REVENUES	13.8%	9.1%		
FOREIGN CURRENCY GAINS (LOSSES)	(5.7)	6.1	(11.8)	(193.4)%
INTEREST EXPENSE	(12.5)	(11.0)	(1.5)	13.6%
INTEREST INCOME	13.7	4.6	9.1	197.8%
EQUITY IN INCOME OF EQUITY-METHOD INVESTEES	4.3	6.4	(2.1)	(32.8)%
MINORITY INTEREST EXPENSE	(13.5)	(8.0)	(5.5)	68.8%
INCOME BEFORE PROVISION FOR INCOME TAXES	502.9	297.8	205.1	68.9%
PROVISION FOR INCOME TAXES	(194.9)	(107.4)	(87.5)	81.5%
EFFECTIVE TAX RATE [b]	38.8%	36.1%		
NET INCOME	$ 308.0	$ 190.4	$ 117.6	61.8%
NET INCOME PER SHARE - BASIC	$ 2.96	$ 1.88	$ 1.08	57.4%
NET INCOME PER SHARE - DILUTED	$ 2.87	$ 1.83	$ 1.04	56.8%

[a] Includes total depreciation expense of $117.9 million and $98.7 million for Fiscal 2006 and Fiscal 2005, respectively.

[b] Effective tax rate is calculated by dividing the provision for income taxes by income before provision for income taxes.

Net Revenues. Net revenues increased by $440.9 million, or 13.3%, to $3.746 billion in Fiscal 2006 from $3.305 billion in Fiscal 2005. Wholesale revenues increased by $230.4 million, primarily as a result of revenues from the sale of newly acquired Footwear and Polo Jeans products, the inclusion of a full year of sales for our childrenswear business, which was acquired in July 2004 (the "Childrenswear Business"), the successful launch of the Chaps for women and boys product lines, and increased sales in our global menswear and womenswear product lines. The increase in net revenues also was due to a $210.0 million revenue increase in our Retail segment as a result of improved comparable retail store sales, continued store expansion and growth in Polo.com sales. Net revenues for our three business segments are provided below:

FISCAL YEARS ENDED: (millions)	APRIL 1, 2006	APRIL 2, 2005	INCREASE/ (DECREASE)	PERCENT CHANGE
NET REVENUES:				
WHOLESALE	$ 1,942.5	$ 1,712.1	$ 230.4	13.5%
RETAIL	1,558.6	1,348.6	210.0	15.6%
LICENSING	245.2	244.7	0.5	0.2%
TOTAL NET REVENUES	$ 3,746.3	$ 3,305.4	$ 440.9	13.3%

Wholesale net sales — the net increase primarily reflects:

- the inclusion of $58 million of revenue from the newly acquired Footwear Business;
- the inclusion of $35 million of revenues from the newly acquired Polo Jeans Business;
- a $74 million increase in revenues from our childrenswear product line that was acquired in July 2004, including the effects from the successful launch of our Chaps for boys product line and a one-time benefit of $59 million due to the inclusion of a full year of sales in Fiscal 2006;
- a $73 million aggregate constant-dollar increase in our global menswear and womenswear businesses, primarily driven by strong growth in our Lauren product line and the effects from the successful domestic launch of our Chaps for women product line; and
- a $14 million decrease in revenues due to an unfavorable foreign currency effect relating to the strengthening of the U.S. dollar in comparison to the Euro during Fiscal 2006.

Retail net sales — the net increase primarily reflects:

- an aggregate $74 million increase in comparable full-price and factory store sales. This increase was driven by a 6.0% increase in comparable full-price Ralph Lauren store sales, a 8.1% increase in comparable full-price Club Monaco store sales, and a 6.3% increase in comparable factory store sales. Excluding an unfavorable aggregate $4 million effect on revenues from foreign currency exchange rates, comparable full-price Ralph Lauren store sales increased 6.6%, comparable full-price Club Monaco store sales increased 8.1%, and comparable factory store sales increased 6.6%;
- a net increase in global store count of 11 stores compared to the prior year, to a total of 289 stores, as several new openings were offset by the closure of certain Club Monaco stores in the fourth quarter of Fiscal 2006; and
- a $29 million increase in sales at Polo.com.

Licensing revenues — Licensing revenues were essentially flat in Fiscal 2006 compared to Fiscal 2005, as increased revenue from our international licensing business and the domestic launch of the Chaps brand extensions for the menswear and accessories businesses offset the decreases in product licensing revenue resulting from our Fiscal 2006 purchase of the Footwear and Polo Jeans Businesses (now included as part of the Wholesale segment).

Cost of Goods Sold. Cost of goods sold increased by $103.0 million, or 6.4%, to $1.724 billion in Fiscal 2006 from $1.621 billion in Fiscal 2005. Cost of goods sold expressed as a percentage of net revenues decreased to 46.0% in Fiscal 2006 from 49.0% in Fiscal 2005. The net reduction in cost of goods sold as a percentage of net revenues primarily reflected a continued focus on sourcing efficiencies and reduced markdown activity as a result of better full-price sell-through of our products.

Gross Profit. Gross profit increased by $337.9 million, or 20.1%, to $2.022 billion in Fiscal 2006 from $1.685 billion in Fiscal 2005. This increase reflected higher net sales, improved merchandise margins and sourcing efficiencies, generally across our wholesale and retail businesses. Gross profit as a percentage of net revenues also increased to 54.0% in Fiscal 2006 from 51.0% in Fiscal 2005. This 300 basis point increase resulted primarily from the factors discussed above and a shift in mix away from off-price sales towards more full-price sales in our Wholesale segment.

Selling, General and Administrative Expenses. SG&A expenses increased by $99.3 million, or 7.2%, to $1.477 billion in Fiscal 2006 from $1.378 billion in Fiscal 2005. SG&A expenses in Fiscal 2005 included a $100 million charge in connection with the Jones-related Litigation. On a reported basis, SG&A as a percent of net revenues decreased by 2.2%, to 39.4% in Fiscal 2006 from 41.7% in Fiscal 2005. However, excluding the effect from the Jones-related Litigation charge, SG&A as a percentage of net revenues increased by 0.8%, to 39.4% in Fiscal 2006 from 38.7% in Fiscal 2005. Excluding the Jones-related Litigation charge, the $199.3 million net increase in SG&A was primarily driven by:

- higher payroll-related expenses of approximately $89 million, principally related to increased selling costs associated with higher retail sales and our worldwide retail store expansion, higher stock-based compensation charges associated with our strong operating performance and increasing stock price, and higher investment in infrastructure to support the ongoing growth of our businesses;
- an increase in brand-related marketing and facilities costs of approximately $69 million to support the ongoing growth of our businesses;
- higher depreciation costs of approximately $19 million in connection with our increased capital expenditures and global expansion; and
- the inclusion of SG&A costs for our newly acquired Footwear and Polo Jeans Businesses, and the costs for the Childrenswear Business for a full year.

Amortization of Intangible Assets. Amortization of intangible assets increased by $5.7 million, to $9.1 million in Fiscal 2006 from $3.4 million in Fiscal 2005. The increase related to the addition of intangible assets acquired as part of the Childrenswear Business in July 2004, the Footwear Business in July 2005 and the Polo Jeans Business in February 2006.

Impairments of Retail Assets. A non-cash impairment charge of $10.8 million was recognized during Fiscal 2006 to reduce the carrying value of fixed assets used in certain of our retail stores, largely related to our Club Monaco retail business that includes our Caban Concept and Club Monaco factory stores. This impairment charge primarily related to lower-than-expected store performance and preceded the implementation of a plan to restructure these operations in February 2006. A $1.5 million impairment charge also was recognized in Fiscal 2005 related to Club Monaco retail stores.

Restructuring Charges. Restructuring charges increased by $6.7 million, to $9.0 million in Fiscal 2006 from $2.3 million in Fiscal 2005. The Fiscal 2006 restructuring charge related to the Club Monaco retail business and included the intended closure of all five Club Monaco factory stores and the intended disposal of all eight of Club Monaco's Caban Concept stores. The Fiscal 2005 restructuring charge principally related to severance obligations incurred in connection with a consolidation of our European operations.

Operating Income. Operating income increased by $216.9 million, or 72.4%, to $516.6 million in Fiscal 2006 from $299.7 million in Fiscal 2005. Operating income for Fiscal 2005 was reduced by the $100 million Jones-related Litigation charge. Operating income for our three business segments is provided below:

FISCAL YEARS ENDED: (millions)	APRIL 1, 2006	APRIL 2, 2005	INCREASE/ (DECREASE)	PERCENT CHANGE
OPERATING INCOME:				
WHOLESALE	$ 398.3	$ 299.7	$ 98.6	32.9%
RETAIL	140.0	82.8	57.2	69.1%
LICENSING	153.5	159.5	(6.0)	(3.8)%
	691.8	542.0	149.8	27.6%
LESS:				
UNALLOCATED CORPORATE EXPENSES	(159.1)	(133.8)	(25.3)	18.9%
UNALLOCATED LEGAL AND RESTRUCTURING CHARGES	(16.1)	(108.5)	92.4	(85.2)%
TOTAL OPERATING INCOME	$ 516.6	$ 299.7	$ 216.9	72.4%

Wholesale operating income increased by $98.6 million, primarily as a result of higher sales and improved gross margin rates, partially offset by increases in SG&A expenses and higher amortization expenses associated with intangible assets recognized in acquisitions.

Retail operating income increased by $57.2 million, primarily as a result of increased net sales and improved gross margin rates. These increases were partially offset by an increase in selling salaries and related costs in connection with the increase in retail sales and worldwide store expansion, along with higher retail store impairment charges.

Licensing operating income decreased by $6.0 million, primarily due to the loss of royalty income formerly collected in connection with the Footwear, Polo Jeans, and Childrenswear Businesses, which have now been acquired. This decrease was partially offset by improved sell-through in our international licensing businesses.

Unallocated corporate expenses increased by $25.3 million, primarily as a result of increases in brand-related marketing, payroll-related and facilities costs to support the ongoing growth of our businesses.

Unallocated legal and restructuring charges. Unallocated legal and restructuring charges decreased by $92.4 million, to $16.1 million in Fiscal 2006 from $108.5 million in Fiscal 2005. Unallocated legal and restructuring charges included a $100 million Jones-related Litigation charge in Fiscal 2005. No related charge was recognized in Fiscal 2006. The decrease was offset in part by higher restructuring charges of $9.0 million related to the Club Monaco Restructuring Plan and legal costs of $6.8 million associated with the credit card contingency recognized in Fiscal 2006.

Foreign Currency Gains (Losses). The effect of foreign currency exchange rate fluctuations resulted in a loss of $5.7 million during Fiscal 2006, compared to a $6.1 million gain during Fiscal 2005. The increased losses in Fiscal 2006 primarily related to unfavorable foreign exchange movements associated with intercompany receivables and payables that were not of a long-term investment nature and were settled by our international subsidiaries. These gains and losses are unrelated to the impact of changes in the value of the U.S. dollar when operating results of our foreign subsidiaries are translated to U.S. dollars.

Interest Expense. Interest expense increased by $1.5 million, to $12.5 million in Fiscal 2006 from $11.0 million in Fiscal 2005. This increase was principally related to higher variable interest rates during the year under our interest rate swap agreements that were subsequently terminated.

Interest Income. Interest income increased by $9.1 million, to $13.7 million in Fiscal 2006 from $4.6 million in Fiscal 2005. This increase principally related to a higher level of excess cash reinvestment and higher interest rates on our investments during Fiscal 2006.

Equity in Income of Equity-Method Investees. Equity in the income of equity-method investees decreased by $2.1 million, to $4.3 million in Fiscal 2006 from $6.4 million in Fiscal 2005. The decrease principally related to higher amortization in Fiscal 2006 of a basis difference associated with our 20% investment in Impact 21. See *"Recent Developments"* for further discussion of the Company's Japanese Business Acquisitions that occurred in May 2007.

Minority Interest Expense. Minority interest expense increased by $5.5 million, to $13.5 million in Fiscal 2006 from $8.0 million in Fiscal 2005. The net increase is primarily related to the improved operating performance of RL Media compared to the prior period and the associated allocation of income to the minority partners. As of March 28, 2007, the Company acquired the remaining 50% interest in RL Media held by the minority partners (see *"Recent Developments"* for further discussion).

Provision for Income Taxes. The provision for income taxes increased by $87.5 million, or 81.5%, to $194.9 million in Fiscal 2006 from $107.4 million in Fiscal 2005. This increase is a result of an increase in our effective tax rate to 38.8% in Fiscal 2006 from 36.1% in Fiscal 2005, as well as the increase in our pre-tax income. The increase in our effective tax rate principally resulted from the continued growth of our domestic wholesale and retail businesses, which led to a higher state tax impact.

Net Income. Net income increased by $117.6 million, or 61.8%, to $308.0 million in Fiscal 2006 from $190.4 million in Fiscal 2005. The increase in net income principally related to the $216.9 million increase in operating income previously discussed, including the effect of the $100 million Jones-related Litigation charge recognized in Fiscal 2005. These benefits were offset in part by higher foreign currency losses of $11.8 million and higher taxes of $87.5 million.

Net Income Per Diluted Share. Net income per diluted share increased by $1.04, or 56.8%, to $2.87 in Fiscal 2006 from $1.83 in Fiscal 2005. The improvement in diluted per share results was due to the higher level of net income and the absence of the $100 million Jones-related Litigation charge recognized in Fiscal 2005, offset in part by higher dilution associated with higher average shares outstanding in Fiscal 2006.

FINANCIAL CONDITION AND LIQUIDITY

Financial Condition

(millions)	MARCH 31, 2007	APRIL 1, 2006	INCREASE/ (DECREASE)
CASH AND CASH EQUIVALENTS	$ 563.9	$ 285.7	$ 278.2
CURRENT MATURITIES OF DEBT	–	(280.4)	280.4
LONG-TERM DEBT	(398.8)	–	(398.8)
NET CASH [a]	$ 165.1	$ 5.3	$ 159.8
STOCKHOLDERS' EQUITY	$ 2,334.9	$ 2,049.6	$ 285.3

[a] Defined as total cash and cash equivalents less total debt.

The increase in the Company's net cash position principally relates to its growth in operating cash flows (including approximately $180 million of net proceeds received in conjunction with the Eyewear Licensing Agreement) and the excess proceeds raised through the third-quarter refinancing of its Euro debt, partially offset by the $175 million use of cash to fund the acquisition of the remaining 50% equity interest in RL Media that it did not previously own, $184 million of capital expenditures and $231 million to repurchase shares of common stock in connection with its common stock repurchase program. The increase in stockholders' equity principally relates to the Company's strong earnings growth during Fiscal 2007 and proceeds received from the exercise of stock options, offset in part by the effects from its common stock repurchase program.

Cash Flows

Fiscal 2007 Compared to Fiscal 2006

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	INCREASE/ (DECREASE)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 796.1	$ 449.1	$ 347.0
NET CASH USED IN INVESTING ACTIVITIES	(434.6)	(539.2)	104.6
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(95.2)	33.5	(128.7)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	11.9	(8.2)	20.1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 278.2	$ (64.8)	$ 343.0

Net Cash Provided by Operating Activities. Net cash provided by operating activities increased to $796.1 million during Fiscal 2007, compared to $449.1 million for Fiscal 2006. This $347.0 million increase in operating cash flow was driven primarily by the increase in net income, the receipt of approximately $180 million under the new Eyewear Licensing Agreement (net of certain tax withholdings) and the absence of the $100 million payment to settle the Jones-related Litigation in Fiscal 2006, partially offset by higher tax payments made in Fiscal 2007. Also offsetting the increase in operating cash flow was an increase in working capital needs during Fiscal 2007, primarily as a result of recent expansions and the overall growth in the business. This increase was partially offset by a decrease in accounts receivable days sales outstanding as a result of improved cash collections in the Company's Wholesale segment. On a comparative basis, operating cash flows were reduced by $33.7 million as a result of a change in the reporting of excess tax benefits from stock-based compensation arrangements. That is, prior to the adoption of FAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. FAS 123R requires excess tax benefits to be reported as a financing cash inflow rather than in operating cash flows as a reduction of taxes paid.

Net Cash Used in Investing Activities. Net cash used in investing activities was $434.6 million for Fiscal 2007, as compared to $539.2 million for Fiscal 2006. The net decrease in cash used in investing activities is primarily due to acquisition-related activities. In Fiscal 2007, the Company used $175 million to fund the acquisition of the remaining 50% equity interest in RL Media that it did not previously own, whereas in Fiscal 2006, approximately $380 million was used primarily to fund the acquisition of the Polo Jeans and Footwear Businesses. In addition, net cash used in investing activities for Fiscal 2007 included $74.5 million of restricted cash placed in escrow with certain banks as collateral to secure guarantees of a corresponding amount made by the banks to certain international tax authorities on behalf of the Company (see Note 3 to the accompanying audited consolidated financial statements for further discussion). Net cash used in investing activities also included $184.0 million relating to capital expenditures, as compared to $158.6 million in the comparable prior year.

Net Cash (Used in)/Provided by Financing Activities. Net cash used in financing activities was $95.2 million for Fiscal 2007, compared to net cash provided by financing activities of $33.5 million in Fiscal 2006. The increase in net cash used in financing activities during Fiscal 2007 principally related to the repayment of approximately Euro 227 million principal amount ($291.6 million) of the Company's 1999 Euro Debt and the repurchase of 3.5 million shares of Class A common stock pursuant to its common stock repurchase program at a cost of $231.3 million. Partially offsetting the increase was the receipt of proceeds from the issuance of Euro 300 million principal amount (approximately $380 million) of 2006 Euro Debt. This net increase in cash used in financing activities was partially offset by the change in the reporting of excess tax benefits from stock-based compensation arrangements of $33.7 million.

Fiscal 2006 Compared to Fiscal 2005

FISCAL YEARS ENDED: (millions)	APRIL 1, 2006	APRIL 2, 2005	INCREASE/ (DECREASE)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 449.1	$ 382.0	$ 67.1
NET CASH USED IN INVESTING ACTIVITIES	(539.2)	(417.4)	(121.8)
NET CASH PROVIDED BY FINANCING ACTIVITIES	33.5	31.5	2.0
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(8.2)	2.1	(10.3)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (64.8)	$ (1.8)	$ (63.0)

Net Cash Provided by Operating Activities. Net cash provided by operating activities increased to $449.1 million during Fiscal 2006, compared to $382.0 million in Fiscal 2005. This $67.1 million increase in cash flow was driven primarily by an increase in net income and lower working capital requirements, partially offset by a $100 million payment to settle the Jones-related Litigation. The lower working capital requirements in Fiscal 2006 primarily related to a decrease in accounts receivable days sales outstanding as a result of improved cash collections in the Company's Wholesale segment, partially offset by higher inventory balances primarily due to the newly acquired Polo Jeans and Footwear Businesses.

Net Cash Used in Investing Activities. Net cash used in investing activities was $539.2 million in Fiscal 2006, compared to $417.4 million in Fiscal 2005. The increase in cash used in investing activities principally related to acquisition-related activities. In Fiscal 2006, the Company used approximately $380 million primarily to fund the acquisition of the Polo Jeans and Footwear Businesses, whereas in Fiscal 2005, approximately $243 million was used principally to fund the acquisition of the Childrenswear Business. In addition, net cash used in investing activities included capital expenditures of $158.6 million in Fiscal 2006, compared to $174.1 million in Fiscal 2005.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $33.5 million in Fiscal 2006, compared to $31.5 million in Fiscal 2005. The $2.0 million increase in cash provided by financing activities was primarily related to the settlement of an interest rate swap agreement and an increase in proceeds received from the exercise of stock options, partially offset by the cost associated with repurchases of common stock. The Company repurchased common stock under its common stock repurchase program at an aggregate cost of approximately $4 million in Fiscal 2006. No shares of common stock were repurchased in Fiscal 2005. Proceeds received from the exercise of stock options were approximately $55 million in Fiscal 2006, compared to approximately $53 million in Fiscal 2005. Cash dividends paid were approximately $21 million in Fiscal 2006, compared to approximately $22 million in Fiscal 2005.

Liquidity

The Company's primary sources of liquidity are the cash flow generated from its operations, $450 million of availability under its credit facility, available cash and equivalents and other potential sources of financial capacity relating to its under-leveraged capital structure. These sources of liquidity are needed to fund the Company's ongoing cash requirements, including working capital requirements, retail store expansion, construction and renovation of shop-in-shops, investment in technological infrastructure, acquisitions, dividends, debt repayment, stock repurchases and other corporate activities. Management believes that the Company's existing resources of cash will be sufficient to support its operating and capital requirements for the foreseeable future, including the acquisitions and plans for business expansion discussed above under the section entitled *"Recent Developments."*

As discussed below under the section entitled *"Debt and Covenant Compliance,"* the Company had no borrowings under its credit facility as of March 31, 2007. However, as discussed further below, the Company may elect to draw on its credit facility or other potential sources of financing for, among other things, a material acquisition, settlement of a material contingency or a material adverse business development. Also, as discussed below, in October 2006, the Company completed the issuance of Euro 300 million principal amount of 2006 Euro Debt. The Company used the net proceeds from the financing to repay approximately Euro 227 million principal amount of its 1999 Euro Debt. The balance of such proceeds was used for general corporate and working capital purposes. The Company also amended its Credit Facility in November 2006, which extended the term to 2011, as a result of recent upgrades in the Company's credit ratings from Standard & Poors (to BBB+) and Moody's (to Baa1). See "Revolving Credit Facility" described below.

In May 2007, the Company completed the Japanese Business Acquisitions. These transactions were funded with available cash on-hand and approximately $170 million of Yen-based borrowings under a one-year term loan agreement on terms substantially similar to the Company's existing credit facility (the "Term Loan"). Borrowings under the Term Loan bear interest at a LIBOR rate for yen loans for an interest period of 12 months plus the applicable margin. The maturity date of the Term Loan is on the 12-month anniversary of the drawing date of the Term Loan. The Company expects to repay the borrowing by its maturity date using a portion of Impact 21's cash on-hand of approximately $200 million acquired as part of the acquisition.

Common Stock Repurchase Program

In November 2006, the Company's Board of Directors approved an expansion of the Company's existing common stock repurchase program that allows the Company to repurchase up to $500 million of Class A common stock. Repurchases of shares of Class A common stock are subject to overall business and market conditions. In Fiscal 2007, share repurchases under the expanded and pre-existing programs amounted to 3.5 million shares of Class A common stock at a cost of $231.3 million. The remaining availability under the common stock repurchase program was $368.3 million as of March 31, 2007.

In Fiscal 2006, the Company repurchased 69.3 thousand shares of Class A common stock at a cost of approximately $4 million. No shares of Class A common stock were repurchased in Fiscal 2005.

Dividends

The Company intends to continue to pay regular quarterly dividends on its outstanding common stock. However, any decision to declare and pay dividends in the future will be made at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's results of operations, cash requirements, financial condition and other factors that the Board of Directors may deem relevant.

The Company declared a quarterly dividend of $0.05 per outstanding share in each quarter of Fiscal 2007 and Fiscal 2006. The aggregate amount of dividend payments was $21 million in Fiscal 2007, $21 million in Fiscal 2006 and $22 million in Fiscal 2005.

Debt and Covenant Compliance

Euro Debt

The Company had outstanding approximately Euro 227 million principal amount of 6.125% notes that were due on November 22, 2006, from an original issuance of Euro 275 million in 1999 (the "1999 Euro Debt"). On October 5, 2006, the Company completed a new issuance of Euro 300 million principal amount of 4.50% notes due October 4, 2013 (the "2006 Euro Debt"). The Company used a portion of the net proceeds from the financing of approximately $380 million (based on the exchange rate in effect upon issuance) to repay the remaining 1999 Euro Debt at par on its maturity date. The balance of such net proceeds was used for general corporate and working capital purposes. The Company has the option to redeem all of the 2006 Euro Debt at any time at a redemption price equal to the principal amount plus a premium. The Company also has the option to redeem all of the 2006 Euro Debt at any time at par plus accrued interest, in the event of certain developments involving U.S. tax law. Partial redemption of the 2006 Euro Debt is not permitted in either instance. In the event of a change of control of the Company, each holder of the 2006 Euro Debt has the option to require the Company to redeem the 2006 Euro Debt at its principal amount plus accrued interest.

As of March 31, 2007, the carrying value of the 2006 Euro Debt was $398.8 million.

Revolving Credit Facility and Term Loan

The Company has a credit facility, which was amended on November 28, 2006, that provides for a $450 million unsecured revolving line of credit (the "Credit Facility"). The Credit Facility also is used to support the issuance of letters of credit. As of March 31, 2007, there were no borrowings outstanding under the Credit Facility, but the Company was contingently liable for $25.7 million of outstanding letters of credit (primarily relating to inventory purchase commitments).

The Company amended certain terms of its Credit Facility as a result of recent upgrades in its credit ratings from Standard & Poors and Moody's. Key changes under the amendment include:

- An increase in the ability of the Company to expand its additional borrowing availability from $525 million to $600 million, subject to the agreement of one or more new or existing lenders under the facility to increase their commitments;
- An extension of the term of the Credit Facility to November 2011 from October 2009;
- A reduction in the margin over LIBOR paid by the Company on amounts drawn under the Credit Facility to 35 basis points from 50 basis points;
- A reduction in the commitment fee for the unutilized portion of the Credit Facility to 8 basis points from 12.5 basis points; and
- The elimination of the coverage ratio financial covenant.

There are no mandatory reductions in borrowing availability throughout the term of the Credit Facility.

Borrowings under the Credit Facility bear interest, at the Company's option, either at (a) a base rate determined by reference to the higher of (i) the prime commercial lending rate of JP Morgan Chase Bank, N.A. in effect from time to time and (ii) the weighted-average overnight Federal funds rate (as published by the Federal Reserve Bank of New York) plus 50 basis points or (b) a LIBOR rate in effect from time to time, as adjusted for the Federal Reserve Board's Euro currency liabilities maximum reserve percentage plus a margin defined in the Credit Facility ("the applicable margin"). The applicable margin of 35 basis points is subject to adjustment based on the Company's credit ratings.

The Credit Facility was amended as of May 22, 2007 to provide for the addition of a loan in a Japanese yen amount equal to approximately $170 million. The Term Loan was made to Polo JP Acqui B.V., a wholly-owned subsidiary of the Company, and is guaranteed by the Company, as well as the other subsidiaries of the Company which currently guarantee the Credit Facility. The proceeds of the Term Loan have been used to finance the Tender Offer and the total related acquisition cost and the acquisition by the Company of the remaining 50% of the shares of PRL Japan the Company did not previously own. Borrowings under the Term Loan bear interest at a LIBOR rate for yen loans for an interest period of 12 months plus the applicable margin. The maturity date of the Term Loan is on the 12-month anniversary of the drawing date of the Term Loan. The Company expects to repay the borrowing by its maturity date using a portion of Impact 21's cash on-hand of approximately $200 million acquired as part of the acquisition. See *"Recent Developments"* for further discussion of the Japanese Business Acquisitions.

In addition to paying interest on any outstanding borrowings under the Credit Facility, the Company is required to pay a commitment fee to the lenders under the Credit Facility in respect of the unutilized commitments. The commitment fee rate of 8 basis points under the terms of the Credit Facility also is subject to adjustment based on the Company's credit ratings.

The Credit Facility contains a number of covenants that, among other things, restrict the Company's ability, subject to specified exceptions, to incur additional debt; incur liens and contingent liabilities; sell or dispose of assets, including equity interests; merge with or acquire other companies; liquidate or dissolve itself; engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the Credit Facility requires the Company to maintain a maximum ratio of Adjusted Debt to Consolidated EBITDAR (the "leverage ratio"), as such terms are defined in the Credit Facility. As of March 31, 2007, no Event of Default (as such term is defined pursuant to the Credit Facility) has occurred under the Company's Credit Facility.

Upon the occurrence of an Event of Default under the Credit Facility, the lenders may cease making loans, terminate the Credit Facility, and declare all amounts outstanding to be immediately due and payable. The Credit Facility specifies a number of events of default (many of which are subject to applicable grace periods), including, among others, the failure to make timely principal and interest payments or to satisfy the covenants, including the financial covenant described above. Additionally, the Credit Facility provides that an Event of Default will occur if Mr. Ralph Lauren, the Company's Chairman and Chief Executive Officer, and related entities fail to maintain a specified minimum percentage of the voting power of the Company's common stock.

Contractual and Other Obligations

Firm Commitments

The following table summarizes certain of the Company's aggregate contractual obligations as of March 31, 2007, and the estimated timing and effect that such obligations are expected to have on the Company's liquidity and cash flow in future periods. The Company expects to fund the firm commitments with operating cash flow generated in the normal course of business and, if necessary, availability under its $450 million credit facility or other potential sources of financing.

(millions)	FISCAL 2008	FISCAL 2009-2010	FISCAL 2011-2012	2013 AND THEREAFTER	TOTAL
EURO DEBT	$ –	$ –	$ –	$ 398.8	$ 398.8
CAPITAL LEASES	1.6	2.8	2.6	23.2	30.2
OPERATING LEASES	156.7	279.2	208.2	556.8	1,200.9
INVENTORY PURCHASE COMMITMENTS	507.2	3.6	–	–	510.8
TOTAL	$ 665.5	$ 285.6	$ 210.8	$ 978.8	$ 2,140.7

The following is a description of the Company's material, firmly committed contractual obligations as of March 31, 2007:

- ***Euro Debt*** represents the principal amount due at maturity of the Company's outstanding Euro Debt on a U.S. dollar-equivalent basis. Amounts do not include any fair value adjustments, call premiums or interest payments;
- ***Lease Obligations*** represent the minimum lease rental payments under noncancelable leases for the Company's real estate and operating equipment in various locations around the world. Approximately 67% of these lease obligations relates to the Company's retail operations. Information has been presented separately for operating and capital leases. In addition to such amounts, the Company is normally required to pay taxes, insurance and occupancy costs relating to its leased real estate properties; and
- ***Inventory Purchase Commitments*** represent the Company's legally binding agreements to purchase fixed or minimum quantities of goods at determinable prices.

The Company also has certain contractual arrangements that would require it to make payments if certain circumstances occur. See Note 15 to the accompanying audited consolidated financial statements for a description of the Company's contingent commitments not included in the above table.

Off-Balance Sheet Arrangements

The Company's off-balance sheet firm commitments, which include outstanding letters of credit and minimum funding commitments to investees, amounted to approximately $35.9 million as of March 31, 2007. At the end of Fiscal 2007, the Company also was committed to pay a purchase price of approximately $10 million in connection with the acquisition of New Campaign, which closed in April 2007.

The Company does not maintain any other off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon its financial condition or results of operations.

MARKET RISK MANAGEMENT

The Company has exposure to changes in foreign currency exchange rates relating to certain anticipated cash flows generated by its international operations and possible declines in the fair value of reported net assets of certain of its foreign operations, as well as exposure to changes in the fair value of its fixed-rate debt relating to changes in interest rates. Consequently, the Company periodically uses derivative financial instruments to manage such risks. The Company does not enter into derivative transactions for speculative purposes. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions. Credit risk related to derivative financial instruments is considered low because the agreements are entered into with strong creditworthy counterparties. The following is a summary of the Company's risk management strategies and the effect of those strategies on the Company's consolidated financial statements.

Foreign Currency Risk Management

Foreign Currency Exchange Contracts

The Company enters into forward foreign exchange contracts as hedges primarily relating to identifiable currency positions to reduce its risk from exchange rate fluctuations on inventory purchases and intercompany royalty payments made by certain of its international operations. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, primarily exposure to changes in the value of the Euro and the Japanese Yen, the Company hedges a portion of its foreign currency exposures anticipated over the ensuing twelve-month to two-year period. In doing so, the Company uses foreign exchange contracts that generally have maturities of three months to two years to provide continuing coverage throughout the hedging period.

As of March 31, 2007, the Company had contracts for the sale of $214 million of foreign currencies at fixed rates. Of these $214 million of sales contracts, $180 million were for the sale of Euros and $34 million were for the sale of Japanese Yen. The total fair value of the forward contracts was an unrealized loss of $1.9 million. As of April 1, 2006, the Company had contracts for the sale of $90 million of foreign currencies at fixed rates. Of these $90 million of sales contracts, $22 million were for the sale of Euros and $68 million were for the sale of Japanese Yen. The total fair value of the forward contracts was an unrealized loss of $1.8 million.

The Company records foreign currency exchange contracts at fair value in its balance sheet and designates these derivative instruments as cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and subsequent amendments (collectively, "FAS 133"). As such, the related gains or losses on these contracts are deferred in stockholders' equity as a component of accumulated other comprehensive income. These deferred gains and losses are then either recognized in income in the period in which the related royalties being hedged are received, or in the case of inventory purchases, recognized as part of the cost of the inventory being hedged when sold. However, to the extent that any of these foreign currency exchange contracts are not considered to be perfectly effective in offsetting the change in the value of the royalties or inventory purchases being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in earnings. No significant gains or losses relating to ineffective hedges were recognized in the periods presented.

The Company had deferred net losses on foreign currency exchange contracts in the amount of approximately $2 million at the end of Fiscal 2007, all of which is expected to be recognized in earnings in Fiscal 2008. Net losses on foreign currency exchange contracts in the amount of approximately $1 million were deferred at the end of Fiscal 2006. The Company recognized net gains on foreign currency exchange contracts in earnings of approximately $4 million for Fiscal 2007 and $5 million for Fiscal 2006.

Based on the foreign currency exchange contracts outstanding as of March 31, 2007, a 10% devaluation of the U.S. dollar as compared to the level of foreign currency exchange rates for currencies under contract as of March 31, 2007 would result in approximately $19 million of net unrealized losses. Conversely, a 10% appreciation of the U.S. dollar would result in approximately $19 million of net unrealized gains. Because the foreign currency exchange contracts are designated as cash flow hedges of forecasted transactions, the unrealized loss or gain as a result of a 10% devaluation or appreciation would be largely offset by changes in the underlying hedged items.

Subsequent to the end of Fiscal 2007, the Company entered into foreign currency option contracts with a notional value of $159 million for the right, but not the obligation, to purchase foreign currencies at fixed rates. These contracts hedged the majority of the foreign currency exposure related to the financing of the Japanese Business Acquisitions, but do not qualify under FAS 133 for hedge accounting treatment. The Company will recognize a gain or loss, limited to the premium paid for the option contracts, upon the settlement of the contracts during the first quarter of Fiscal 2008.

Hedge of a Net Investment in Certain European Subsidiaries

Prior to the Company's repayment of the 1999 Euro Debt in November 2006, the entire principal amount was designated as a hedge of the Company's net investment in certain of its European subsidiaries in accordance with FAS 133. Contemporaneous with this repayment, the Company designated the entire principal amount of the 2006 Euro Debt, issued in October 2006 (see Note 13 to the accompanying audited consolidated financial statements for further discussion), as a hedge of its net investment in certain of its European subsidiaries. As required by FAS 133, the changes in fair value of a derivative instrument or a non-derivative financial instrument (such as debt) that is designated as, and is effective as, a hedge of a net investment in a foreign operation are reported in the same manner as a translation adjustment under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," to the extent it is effective as a hedge. As such, changes in the fair value of the 1999 Euro Debt and the 2006 Euro Debt resulting from changes in the Euro exchange rate have been, and continue to be, reported in stockholders' equity as a component of accumulated other comprehensive income. The Company recorded aggregate gains (losses), net of tax, in stockholders' equity on the translation of the 1999 Euro Debt and 2006 Euro Debt to U.S. dollars in the amount of approximately $(19) million for Fiscal 2007, $4 million for Fiscal 2006 and $(18) million for Fiscal 2005.

Interest Rate Risk Management

Historically, the Company has used floating-rate interest rate swap agreements to hedge changes in the fair value of its fixed-rate 1999 Euro Debt. These interest rate swap agreements, which effectively converted fixed interest rate payments on the Company's 1999 Euro Debt to a floating-rate basis, were designated as a fair value hedge in accordance with FAS 133. All interest rate swap agreements were terminated in late Fiscal 2006 and there were no outstanding agreements at the end of Fiscal 2007 and Fiscal 2006.

During the first six months of Fiscal 2007, the Company entered into three forward-starting interest rate swap contracts aggregating Euro 200 million notional amount of indebtedness in anticipation of the Company's proposed refinancing of the 1999 Euro Debt, which was completed in October 2006. The Company designated these agreements as a cash flow hedge of a forecasted transaction to issue new debt in connection with the planned refinancing of its 1999 Euro Debt. The interest rate swaps hedged a total of Euro 200.0 million, a portion of the underlying interest rate exposure on the anticipated refinancing. Under the terms of the three interest swap contracts, the Company paid a weighted-average fixed rate of interest of 4.1% and received variable interest based upon six-month EURIBOR. The Company terminated the swaps on September 28, 2006, which was the date the interest rate for the 2006 Euro Debt was determined. As a result, the Company made a payment of approximately Euro 3.5 million ($4.4 million based on the exchange rate in effect on that date) in settlement of the swaps. An amount of $0.2 million was recognized as a loss for the three months ending September 30, 2006 due to the partial ineffectiveness of the cash flow hedge as a result of the forecasted transaction closing on October 5, 2006 instead of November 22, 2006 (the maturity date of the 1999 Euro Debt). The remaining loss of $4.2 million has been deferred as a component of comprehensive income within stockholders' equity and is being recognized in income as an adjustment to interest expense over the seven-year term of the 2006 Euro Debt.

As of March 31, 2007, the Company had no variable-rate debt outstanding. As such, the Company's exposure to changes in interest rates primarily related to its fixed-rate 2006 Euro Debt. As of March 31, 2007, the carrying value of the 2006 Euro Debt was $398.8 million and the fair value was $394.7 million. A 25 basis point increase or decrease in the level of interest rates would, respectively, decrease or increase the fair value of the 2006 Euro Debt by approximately $5 million. Such potential increases or decreases are based on certain simplifying assumptions, including no changes in euro currency exchange rates and an immediate across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period.

CRITICAL ACCOUNTING POLICIES

The SEC's Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggests companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to the Company's financial condition and results of operations and requires significant judgment and estimates on the part of management in its application. The Company's estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable, but that are inherently uncertain and unpredictable. It is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. The Company believes that the following list represents its critical accounting policies as contemplated by FRR 60. For a discussion of all of the Company's significant accounting policies, see Notes 3 and 4 to the accompanying audited consolidated financial statements.

Sales Allowances and Uncollectible Accounts

A significant area of judgment affecting reported revenue and net income is estimating the portion of revenues and related receivables that are not realizable. In particular, wholesale revenue is reduced by estimates of returns, discounts, end-of-season markdown allowances and operational chargebacks. Retail revenue, including e-commerce sales, also is reduced by estimates of returns.

In determining estimates of returns, discounts, end-of-season markdown allowances and operational chargebacks, management analyzes historical trends, seasonal results, current economic and market conditions and retailer performance. The Company reviews and refines these estimates on a quarterly basis. The Company's historical estimates of these costs have not differed materially from actual results.

Similarly, management evaluates accounts receivables to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are included, including an analysis of specific risks on a customer-by-customer basis for larger accounts and customers, and a receivables aging analysis that determines the percentage of receivables that has historically been uncollected by aged category. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible. Although management believes that the Company's major customers are sound and creditworthy, a severe adverse impact on their business operations could have a corresponding material adverse effect on the Company's net sales, cash flows and/or financial condition.

See "Accounts Receivable" under Note 3 to the accompanying audited consolidated financial statements for an analysis of the activity in the Company's reserves for sales allowances and uncollectible accounts for each of the three fiscal years presented.

Inventories

The Company holds inventory that is sold through wholesale distribution channels to major department stores and specialty retail stores, including its own retail stores. The Company also holds retail inventory that is sold in its own stores directly to consumers. Wholesale and retail inventories are stated at the lower of cost or estimated realizable value. Cost for wholesale inventories is determined using the first-in, first-out ("FIFO") method and cost for retail inventories is determined on a moving-average cost basis.

The Company continually evaluates the composition of its inventories, assessing slow-turning, ongoing product, as well as all fashion product. Estimated realizable value of distressed inventory is determined based on historical sales trends of the Company's individual product lines for this category of inventory, the impact of market trends and economic conditions, and the value of current orders in-house relating to the future sales of this category of inventory. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. The Company's historical estimates of these costs and its provisions have not differed materially from actual results.

Purchase Accounting

The Company accounts for its business acquisitions under the purchase method of accounting. As such, the total cost of acquisitions is allocated to the underlying net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

In addition, in connection with its recent business acquisitions, the Company has settled certain pre-existing relationships. These pre-existing relationships include licensing agreements and litigation in the case of the acquisition of the Polo Jeans Business. In accordance with the Emerging Issues Task Force ("EITF") Issue No. 04-1, "Accounting for Pre-existing Relationships between the Parties to a Business Combination," the Company is required to allocate the aggregate consideration exchanged in these transactions between the value of the business acquired and the value of the settlement of any pre-existing relationships in proportion to estimates of their respective fair values. If the terms of the pre-existing relationships were determined to not be reflective of market, a settlement gain or loss would be recognized in earnings. Accordingly, significant judgment is required to determine the respective fair values of the business acquired and the value of the settlement of the pre-existing relationship. The Company has historically utilized independent valuation firms to assist in the determination of fair value.

Impairment of Goodwill and Other Intangible Assets

Goodwill and other intangible assets are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Under FAS 142, goodwill, including any goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have indefinite useful lives are not amortized. Rather, goodwill and such indefinite-lived intangible assets are assessed for impairment at least annually based on comparisons of their respective fair values to their carrying values. Finite-lived intangible assets are amortized over their respective estimated useful lives and, along with other long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144").

In accordance with FAS 142, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary to be performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the purchase price paid to acquire the reporting unit.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. To assist management in the process of determining goodwill impairment, the Company obtains appraisals from independent valuation firms. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These approaches use significant estimates and assumptions, including projected future cash flows (including timing), discount rates reflecting the risks inherent in future cash flows, perpetual growth rates and determination of appropriate market comparables.

The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. In addition, in evaluating finite-lived intangible assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FAS 144. To the extent the estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference.

There have been no impairment losses recorded in connection with the assessment of the recoverability of goodwill and other intangible assets during any of the three fiscal years presented.

Impairment of Other Long-Lived Assets

Property and equipment, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FAS 144. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

In determining future cash flows, the Company takes various factors into account, including changes in merchandising strategy, the impact of more experienced retail store managers, the impact of increased local advertising and the emphasis on retail store cost controls. Since the determination of future cash flows is an estimate of future performance, there may be future impairments in the event that future cash flows do not meet expectations.

There have been no impairment losses recorded in Fiscal 2007. In Fiscal 2006 and Fiscal 2005, the Company recognized impairment charges on retail fixed assets in the amounts of approximately $11 million and $2 million, respectively.

Income Taxes

Income taxes are provided using the asset and liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets and liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of any net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Significant judgment is required in determining the worldwide provision for income taxes. That is, in the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes those reserves based upon management's assessment of the exposure associated with permanent tax differences and tax credits. However, the development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. In addition, valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of earnings at that time. Tax reserves and valuation allowances are analyzed periodically and adjusted as events occur, or circumstances change, that warrant adjustments to those balances.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The Company first will be required to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the "more-likely-than-not" recognition threshold will then be measured to determine the amount of benefit to recognize in the financial statements based upon the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for the Company as of the beginning of Fiscal 2008 (April 1, 2007). While the Company continues to analyze the effect from adopting the provisions of FIN 48, it is currently anticipated that a cumulative effect adjustment of up to $85 million will be charged to retained earnings during the first quarter of Fiscal 2008. This estimate is subject to change as the Company completes its analysis.

Contingencies

The Company periodically is exposed to various contingencies in the ordinary course of conducting its business, including certain litigation, alleged information system security breach matters, contractual disputes, employee relation matters, various tax audits, and trademark and intellectual property matters. In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("FAS 5"), the Company records a liability for such contingencies to the extent that it concludes their occurrence is probable and the related losses are estimable. In addition, if it is reasonably possible that an unfavorable settlement of a contingency could exceed the established liability, the Company discloses the estimated impact on its liquidity, financial condition and results of operations. Management considers many factors in making these assessments. Because the ultimate resolution of contingencies is inherently unpredictable, these assessments can involve a series of complex judgments about future events including, but not limited to, court rulings, negotiations between affected parties and governmental actions. As a result, the accounting for loss contingencies relies heavily on estimates and assumptions.

Stock-Based Compensation

Effective April 2, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("FAS 123R"), using the modified prospective application transition method. Under this transition method, the compensation expense recognized in the consolidated statement of operations beginning April 2, 2006 includes compensation expense for (a) all stock-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("FAS 123") and (b) all stock-based payments granted subsequent to April 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of FAS 123R.

Prior to April 2, 2006, the Company accounted for stock-based compensation plans under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and adopted the disclosure-only provisions of FAS 123. Under this standard, the Company did not recognize compensation expense for the issuance of stock options with an exercise price equal to or greater than the market price at the date of grant. However, as required, the Company disclosed, in the notes to the consolidated financial statements, the pro forma expense impact of the stock option grants as if the fair-value-based recognition provisions of FAS 123 were applied. Compensation expense was previously recognized for restricted stock and restricted stock units. The effect of forfeitures on restricted stock and restricted stock units was recognized when such forfeitures occurred.

Stock Options

Stock options are granted to employees and non-employee directors with exercise prices equal to fair market value at the date of grant. The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted, which requires the input of subjective assumptions. Certain key assumptions involve estimating future uncertain events. The key factors influencing the estimation process include the expected term of the option, the expected stock price volatility factor, the expected dividend yield and risk-free interest rate, among others. Generally, once stock option values are determined, current accounting practices do not permit them to be changed, even if the estimates used are different from the actuals.

Determining the fair value of stock-based compensation at the date of grant requires significant judgment by management, including estimates of the above Black-Scholes assumptions. In addition, judgment is required in estimating the number of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, if management changes its assumptions for future stock-based award grants, or if there are changes in market conditions, stock-based compensation expense and the Company's results of operations could be materially impacted.

Restricted Stock and Restricted Stock Units

The Company grants restricted shares of Class A common stock and service-based restricted stock units ("RSUs") to certain of its senior executives. In addition, the Company grants performance-based RSUs to such senior executives and other key executives, and certain other employees of the Company. The fair values of restricted stock shares and RSUs are based on the fair value of unrestricted Class A common stock, as adjusted to reflect the absence of dividends for those restricted securities that are not entitled to dividend equivalents. Compensation expense for performance-based RSUs is recognized over the related service period when attainment of the performance goals is deemed probable.

RECENT ACCOUNTING STANDARDS

Refer to Note 4 to the accompanying audited consolidated financial statements for a discussion of certain accounting standards the Company is not yet required to adopt which may impact its results of operations and/or financial condition in future reporting periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

For a discussion of the Company's exposure to market risk, see "Market Risk Management" presented elsewhere in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES AND MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are the controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the fiscal year end covered by this annual report

MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on this evaluation, management concluded that the Company's internal controls over financial reporting were effective as of the fiscal year end covered by this annual report.

Management's assessment of the effectiveness of internal control over financial reporting as of March 31, 2007 was audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

Other than the remediation of the income tax accounting material weakness described below, there were no changes during the fourth quarter of Fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Prior to March 31, 2007, our management had concluded that our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting with respect to income tax accounting. This control deficiency, which management first determined to be a material weakness under the Public Company Accounting Oversight Board's Auditing Standard No. 2 in its Annual Report on Form 10-K for the fiscal year ended April 2, 2005, largely related to inadequate internal tax resources for a sufficient period of time, lack of formal training for tax personnel and inadequate controls and procedures over the tax accounting process to complete a comprehensive and timely review of the income tax accounts and required tax footnote disclosures. We undertook several remedial steps during the period covered by this report as well as during the course of Fiscal 2006, as described below, to enhance controls. As of the end of the period covered by this report, we believe we have taken the necessary steps to remediate the material weakness. Before concluding that the material weakness was remediated, management implemented and evaluated its new controls and procedures for income tax accounting and determined that these procedures were operating effectively for a sufficient period of time and subjected them to appropriate tests in order to conclude that they are operating effectively. Accordingly, management has concluded that the material weakness in our internal control over financial reporting with respect to income tax accounting was remediated as of March 31, 2007.

DISCLOSURE CONTROLS AND PROCEDURES AND MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

REMEDIATION OF MATERIAL WEAKNESS

During Fiscal 2006 and 2007, the following remedial steps were taken to strengthen internal controls to address the material weakness described above:

- the upgrade and expansion of internal tax staff with appropriate qualifications and training in accounting for income taxes;
- instituting formal training of tax personnel;
- reviewing income tax accounting processes and implementing changes in order to strengthen the design and operation in internal controls; and
- developing and implementing policies to ensure that all significant tax accounts are properly reconciled on a timely basis and that all tax amounts reflected in our financial statements are fairly presented and supported by underlying tax calculations.

Management believes the aforementioned steps have resolved the material weakness in controls described above for a period of time sufficient to conclude that our controls over financial reporting are now effective.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Polo Ralph Lauren Corporation is responsible for the preparation, objectivity and integrity of the consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's informed judgments and best estimates.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed herein their unqualified opinion on those financial statements.

The Audit Committee of the Board of Directors, which oversees all of the Company's financial reporting process on behalf of the Board of Directors, consists solely of independent directors, meets with the independent registered accountants, internal auditors and management periodically to review their respective activities and the discharge of their respective responsibilities. Both the independent registered public accountants and the internal auditors have unrestricted access to the Audit Committee, with or without management, to discuss the scope and results of their audits and any recommendations regarding the system of internal controls.

May 30, 2007

RALPH LAUREN
Chairman and Chief Executive Officer

TRACEY T. TRAVIS
Senior Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF POLO RALPH LAUREN CORPORATION

We have audited the accompanying consolidated balance sheets of Polo Ralph Lauren Corporation and subsidiaries (the "Company") as of March 31, 2007 and April 1, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and April 1, 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, effective April 2, 2006, the Company elected application of Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." As discussed in Note 4 to the consolidated financial statements, effective April 2, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, New York
May 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF POLO RALPH LAUREN CORPORATION

We have audited management's assessment, included in the accompanying Management's Report of Internal Control Over Financial Reporting, that Polo Ralph Lauren Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company has maintained, in all material aspects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007, of the Company and our report dated May 30, 2007, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to the Company's elected application of Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements", and the Company's adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, New York
May 30, 2007

CONSOLIDATED BALANCE SHEETS

(millions)	MARCH 31, 2007	APRIL 1, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 563.9	$ 285.7
Accounts receivable, net of allowances of $138.1 and $115.0 million	467.5	484.2
Inventories	526.9	485.5
Deferred tax assets	44.4	32.4
Prepaid expenses and other	83.2	90.7
TOTAL CURRENT ASSETS	1,685.9	1,378.5
PROPERTY AND EQUIPMENT, NET	629.8	548.8
DEFERRED TAX ASSETS	56.9	–
GOODWILL	790.5	699.7
INTANGIBLE ASSETS, NET	297.7	258.5
OTHER ASSETS	297.2	203.2
TOTAL ASSETS	$ 3,758.0	$ 3,088.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 174.7	$ 202.2
Income tax payable	74.6	46.6
Accrued expenses and other	391.0	314.3
Current maturities of debt	–	280.4
TOTAL CURRENT LIABILITIES	640.3	843.5
LONG-TERM DEBT	398.8	–
DEFERRED TAX LIABILITIES	–	20.8
OTHER NON-CURRENT LIABILITIES	384.0	174.8
COMMITMENTS AND CONTINGENCIES (NOTE 15)		
TOTAL LIABILITIES	1,423.1	1,039.1
STOCKHOLDERS' EQUITY:		
Class A common stock, par value $.01 per share; 68.6 million and 66.4 million shares issued; 60.7 million and 62.1 million shares outstanding	0.7	0.7
Class B common stock, par value $.01 per share; 43.3 million shares issued and outstanding	0.4	0.4
Additional paid-in-capital	872.5	783.6
Retained earnings	1,742.3	1,379.2
Treasury stock, Class A, at cost (7.9 million and 4.3 million shares)	(321.5)	(87.1)
Accumulated other comprehensive income	40.5	15.5
Unearned compensation	–	(42.7)
TOTAL STOCKHOLDERS' EQUITY	2,334.9	2,049.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,758.0	$ 3,088.7

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

FISCAL YEARS ENDED:

(millions, except per share data)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
NET SALES	$ 4,059.1	$ 3,501.1	$ 3,060.7
LICENSING REVENUE	236.3	245.2	244.7
NET REVENUES	4,295.4	3,746.3	3,305.4
COST OF GOODS SOLD [a]	(1,959.2)	(1,723.9)	(1,620.9)
GROSS PROFIT	2,336.2	2,022.4	1,684.5
OTHER COSTS AND EXPENSES:			
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES [a]	(1,663.4)	(1,476.9)	(1,377.6)
AMORTIZATION OF INTANGIBLE ASSETS	(15.6)	(9.1)	(3.4)
IMPAIRMENTS OF RETAIL ASSETS	–	(10.8)	(1.5)
RESTRUCTURING CHARGES	(4.6)	(9.0)	(2.3)
TOTAL OTHER COSTS AND EXPENSES	(1,683.6)	(1,505.8)	(1,384.8)
OPERATING INCOME	652.6	516.6	299.7
FOREIGN CURRENCY GAINS (LOSSES)	(1.5)	(5.7)	6.1
INTEREST EXPENSE	(21.6)	(12.5)	(11.0)
INTEREST INCOME	26.1	13.7	4.6
EQUITY IN INCOME OF EQUITY-METHOD INVESTEES	3.0	4.3	6.4
MINORITY INTEREST EXPENSE	(15.3)	(13.5)	(8.0)
INCOME BEFORE PROVISION FOR INCOME TAXES	643.3	502.9	297.8
PROVISION FOR INCOME TAXES	(242.4)	(194.9)	(107.4)
NET INCOME	$ 400.9	$ 308.0	$ 190.4
NET INCOME PER COMMON SHARE:			
BASIC	$ 3.84	$ 2.96	$ 1.88
DILUTED	$ 3.73	$ 2.87	$ 1.83
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
BASIC	104.4	104.2	101.5
DILUTED	107.6	107.2	104.1
DIVIDENDS DECLARED PER SHARE	$ 0.20	$ 0.20	$ 0.20
[a] INCLUDES TOTAL DEPRECIATION EXPENSE OF:	$ (129.1)	$ (117.9)	$ (98.7)

See accompanying notes

FISCAL YEARS ENDED:

(millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME	$ 400.9	$ 308.0	$ 190.4
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization expense	144.7	127.0	102.1
Deferred income tax expense (benefit)	(112.4)	35.6	10.1
Minority interest expense	15.3	13.5	8.0
Equity in the income of equity-method investees, net of dividends received	(1.0)	(4.3)	(6.4)
Non-cash stock compensation expense	43.6	26.6	12.9
Non-cash impairments of retail assets	–	10.8	1.5
Non-cash Jones-related Litigation charge	–	–	100.0
Non-cash provision for bad debt expense	1.9	1.2	6.0
Loss on disposal of property and equipment	3.3	5.7	7.7
Non-cash foreign currency losses (gains)	6.2	5.3	(11.6)
Non-cash restructuring charges	1.1	4.5	–
Changes in operating assets and liabilities:			
Accounts receivable	26.4	(19.2)	(16.1)
Inventories	(32.2)	3.8	(23.5)
Accounts payable and accrued liabilities	41.7	39.1	(44.5)
Deferred income liabilities, primarily proceeds received from Luxottica in Fiscal 2007 (Note 22)	202.6	5.1	6.2
Settlement of Jones-related Litigation	–	(100.0)	–
Other balance sheet changes	54.0	(13.6)	39.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	796.1	449.1	382.0
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired and purchase price settlements	(176.1)	(380.6)	(243.3)
Capital expenditures	(184.0)	(158.6)	(174.1)
Cash deposits restricted in connection with taxes (Note 3)	(74.5)	–	–
NET CASH USED IN INVESTING ACTIVITIES	(434.6)	(539.2)	(417.4)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	380.0	–	–
Repayment of debt	(291.6)	–	–
Debt issuance costs	(2.6)	–	–
Payments of capital lease obligations	(5.0)	(2.2)	–
Payments of dividends	(20.9)	(20.8)	(21.7)
Distributions to minority interest holders	(4.5)	–	–
Repurchases of common stock	(231.3)	(3.8)	–
Proceeds from exercise of stock options	51.4	55.2	53.2
Termination of interest rate swap agreements	(4.4)	5.1	–
Excess tax benefits from stock-based compensation arrangements	33.7	–	–
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(95.2)	33.5	31.5
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	11.9	(8.2)	2.1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	278.2	(64.8)	(1.8)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	285.7	350.5	352.3
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 563.9	$ 285.7	$ 350.5

See accompanying notes

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK AT COST		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	UNEARNED COMPENSATION	TOTAL
	SHARES	AMOUNT			SHARES	AMOUNT			
BALANCE AT APRIL 3, 2004	104.8	$ 1.1	$ 563.5	$ 921.6	4.2	$ (79.0)	$ 23.1	$ (14.8)	$1,415.5
COMPREHENSIVE INCOME:									
NET INCOME				190.4					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS							11.3		
NET REALIZED AND UNREALIZED LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS							(4.5)		
TOTAL COMPREHENSIVE INCOME									197.2
CASH DIVIDENDS				(21.7)					(21.7)
REPURCHASES OF COMMON STOCK						(1.0)			(1.0)
SHARES ISSUED AND EQUITY GRANTS MADE PURSUANT TO STOCK COMPENSATION PLANS [a]	2.5		100.8					(15.1)	85.7
BALANCE AT APRIL 2, 2005	107.3	$ 1.1	$ 664.3	$1,090.3	4.2	$ (80.0)	$ 29.9	$ (29.9)	$1,675.7
COMPREHENSIVE INCOME:									
NET INCOME				308.0					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS							(24.1)		
NET REALIZED AND UNREALIZED LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS							9.7		
TOTAL COMPREHENSIVE INCOME									293.6
CASH DIVIDENDS				(19.6)					(19.6)
REPURCHASES OF COMMON STOCK					0.1	(3.8)			(3.8)
SHARES ISSUED AND EQUITY GRANTS MADE PURSUANT TO STOCK COMPENSATION PLANS [a]	2.4		119.3			(3.3)		(12.8)	103.2
OTHER				0.5					0.5
BALANCE AT APRIL 1, 2006	109.7	$ 1.1	$ 783.6	$1,379.2	4.3	$ (87.1)	$ 15.5	$ (42.7)	$2,049.6
CUMULATIVE EFFECT OF ADOPTING SAB 108 [b] (NOTE 4)				(16.9)					(16.9)
CUMULATIVE EFFECT OF ADOPTING FAS 123R (NOTE 18)			(42.7)					42.7	–
COMPREHENSIVE INCOME:									
NET INCOME				400.9					
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS							54.3		
NET REALIZED AND UNREALIZED LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS							(29.3)		
TOTAL COMPREHENSIVE INCOME									425.9
CASH DIVIDENDS				(20.9)					(20.9)
REPURCHASES OF COMMON STOCK					3.5	(231.3)			(231.3)
SHARES ISSUED AND EQUITY GRANTS MADE PURSUANT TO STOCK COMPENSATION PLANS [a]	2.2		131.6		0.1	(3.1)			128.5
OTHER									
BALANCE AT MARCH 31, 2007	111.9	$ 1.1	$ 872.5	$1,742.3	7.9	$ (321.5)	$ 40.5	$ –	$2,334.9

[a] Includes income tax benefits relating to the exercise of employee stock options of approximately $33 million in Fiscal 2007, $22 million in Fiscal 2006 and $19 million in Fiscal 2005.
[b] Net of $3.6 million tax effect.

See accompanying notes

1. DESCRIPTION OF BUSINESS

Polo Ralph Lauren Corporation ("PRLC") is a global leader in the design, marketing and distribution of premium lifestyle products, including men's, women's and children's apparel, accessories, fragrances and home furnishings. PRLC's long-standing reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. PRLC's brand names include *Polo, Polo by Ralph Lauren, Ralph Lauren Purple Label, Ralph Lauren Black Label, RLX, Ralph Lauren Blue Label, Lauren, RRL, Rugby, Chaps, Club Monaco,* and *American Living,* among others. PRLC and its subsidiaries are collectively referred to herein as the "Company," "we," "us," "our" and "ourselves," unless the context indicates otherwise.

The Company classifies its businesses into three segments: Wholesale, Retail and Licensing. The Company's wholesale sales are made principally to major department and specialty stores located throughout the U.S. and Europe. The Company also sells directly to consumers through full-price and factory retail stores located throughout the U.S., Canada, Europe, South America and Asia, and through its retail internet site located at www.Polo.com. In addition, the Company often licenses the right to third parties to use its various trademarks in connection with the manufacture and sale of designated products, such as apparel, eyewear and fragrances, in specified geographical areas for specified periods.

2. BASIS OF PRESENTATION

Basis of Consolidation

The accompanying consolidated financial statements present the financial position, results of operations and cash flows of the Company and all entities in which the Company has a controlling voting interest. The accompanying consolidated financial statements also include the accounts of any variable interest entities in which the Company is considered to be the primary beneficiary and such entities are required to be consolidated in accordance with accounting principles generally accepted in the U.S. ("US GAAP"). In particular, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), the Company consolidates Polo Ralph Lauren Japan Corporation ("PRL Japan"), a 50%-owned venture with Onward Kashiyama Co. Ltd and its subsidiaries ("Onward Kashiyama") and The Seibu Department Stores, Ltd ("Seibu"). Prior to the acquisition of the minority ownership interests in Ralph Lauren Media, LLC ("RL Media") on March 28, 2007, the Company also consolidated RL Media, formerly a 50%-owned venture with NBC Universal, Inc. ("NBC") and Value Vision International, Inc. and its related entities ("Value Vision"), pursuant to FIN 46R. RL Media conducts the Company's e-commerce initiatives through an internet site known as Polo.com. See Note 5 for further discussion of the Company's acquisition of the remaining 50% ownership interest of RL Media, as well as the Company's acquisition of the remaining 50% ownership interest of PRL Japan in May 2007.

All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company utilizes a 52-53 week fiscal year ending on the Saturday closest to March 31. As such, Fiscal year 2007 ended on March 31, 2007 and reflected a 52-week period ("Fiscal 2007"); Fiscal year 2006 ended on April 1, 2006 and reflected a 52-week period ("Fiscal 2006"); and Fiscal year 2005 ended on April 2, 2005 and reflected a 52-week period ("Fiscal 2005").

The financial position and operating results of the Company's consolidated 50% interest in PRL Japan are reported on a one-month lag. Similarly, prior to the fourth quarter of Fiscal 2006, the financial position and operating results of RL Media were reported on a three-month lag. During the fourth quarter of Fiscal 2006, RL Media changed its fiscal year, which was formerly on a calendar-year basis, to conform with the Company's fiscal-year basis. In connection with this change, the three-month reporting lag for RL Media was eliminated. Accordingly, the Company's operating results for Fiscal 2007 and Fiscal 2006 included in this Annual Report include the operating results of RL Media for the twelve-month periods ended March 31, 2007 and April 1, 2006, respectively, whereas Fiscal 2005 includes the operating results of RL Media for the twelve-month period ended December 31, 2004. The net effect from this change in RL Media's fiscal year was not material to the accompanying consolidated financial statements for Fiscal 2006 and was reflected in retained earnings as a component of stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include reserves for customer returns, discounts, end-of-season markdown allowances and operational chargebacks; reserves for the realizability of inventory; reserves for litigation and other contingencies; impairments of long-lived tangible and intangible assets; depreciation and amortization expense; accounting for income taxes and related contingencies; the valuation of stock-based compensation and related forfeiture rates; and accounting for business combinations under the purchase method of accounting.

Reclassifications

Certain reclassifications have been made to the prior periods' financial information in order to conform to the current period's presentation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recognized across all segments of the business when there is persuasive evidence of an arrangement, delivery has occurred, price has been fixed or is determinable, and collectibility can be reasonably assured.

Revenue within the Company's Wholesale segment is recognized at the time title passes and risk of loss is transferred to customers. Wholesale revenue is recorded net of estimates of returns, discounts, end-of-season markdown allowances, certain cooperative advertising allowances and operational chargebacks. Returns and allowances require pre-approval from management and discounts are based on trade terms. Estimates for end-of-season markdown allowances are based on historical trends, seasonal results, an evaluation of current economic and market conditions, and retailer performance. The Company reviews and refines these estimates on a quarterly basis. The Company's historical estimates of these costs have not differed materially from actual results.

Retail store revenue is recognized net of estimated returns at the time of sale to consumers. E-commerce revenue from sales of products ordered through the Company's retail internet site known as Polo.com is recognized upon delivery and receipt of the shipment by its customers. Such revenue also is reduced by an estimate of returns.

Revenue from licensing arrangements is recognized when earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) estimates of sales and royalty data received from the Company's licensees.

Sales Taxes

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-03"). EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-related transactions between sellers and customers on either a gross or net basis is an accounting policy decision that should be disclosed. The Company accounts for sales and other related taxes on a net basis, excluding such taxes from revenue and cost of revenue.

Cost of Goods Sold and Selling Expenses

Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, and import costs, as well as changes in reserves for shrinkage and inventory obsolescence. The costs of selling merchandise, including preparing the merchandise for sale, such as picking, packing, warehousing and order charges, are included in selling, general and administrative ("SG&A") expenses.

Shipping and Handling Costs

The costs associated with shipping goods to customers are reflected as a component of SG&A expenses in the accompanying consolidated statements of operations. Shipping and handling costs incurred approximated $92 million in Fiscal 2007, $77 million in Fiscal 2006 and $56 million in Fiscal 2005. Shipping and handling charges billed to customers are included in revenues.

Advertising Costs

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 93-7, "Reporting on Advertising Costs," advertising costs, including the costs to produce advertising, are expensed when the advertisement is first exhibited. In accordance with EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," costs of out-of-store advertising paid to wholesale customers under cooperative advertising programs are expensed as an advertising cost if both the identified advertising benefit is sufficiently separable from the purchase of the Company's products by customers and the fair value of such benefit is measurable. Otherwise, such costs are reflected as a reduction of revenue. Costs of in-store advertising paid to wholesale customers under cooperative advertising programs are not included in advertising costs, but are reflected as a reduction of revenues since the benefits are not sufficiently separable from the purchases of the Company's products by customers.

Advertising expense amounted to approximately $181 million for Fiscal 2007, $166 million for Fiscal 2006 and $127 million for Fiscal 2005. Deferred advertising costs, which principally relate to advertisements that have not yet been exhibited or services that have not yet been received, were approximately $3 million and $4 million at the end of Fiscal 2007 and Fiscal 2006, respectively.

Foreign Currency Translation and Transactions

The financial position and operating results of foreign operations are primarily consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included in the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income (loss). Gains and losses on translation of intercompany loans with foreign subsidiaries of a long-term investment nature also are included within this component of stockholders' equity.

The Company also recognizes gains and losses on transactions that are denominated in a currency other than the respective entity's functional currency. Foreign currency transaction gains and losses also include amounts realized on the settlement of intercompany loans with foreign subsidiaries that are either short-term, or were previously of a long-term, investment nature and deferred as a component of stockholders' equity. Foreign currency transaction gains and losses are recognized in earnings and separately disclosed in the accompanying consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss), which is reported in the accompanying consolidated statement of stockholders' equity, consists of net income (loss) and other gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). The components of other comprehensive income (loss) for the Company primarily consist of foreign currency translation gains and losses and deferred gains and losses on hedging instruments, such as foreign currency exchange contracts designated as cash flow hedges and changes in the fair value of the Company's Euro-denominated debt designated as a hedge of changes in the fair value of the Company's net investment in certain of its European subsidiaries.

Net Income Per Common Share

Net income per common share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). Under the provisions of FAS 128, basic net income per common share is computed by dividing the net income applicable to common shares after preferred dividend requirements, if any, by the weighted average of common shares outstanding during the period. Weighted-average common shares include shares of the Company's Class A and Class B common stock. Diluted net income per common share adjusts basic net income per common share for the effects of outstanding stock options, restricted stock, restricted stock units and any other potentially dilutive financial instruments, only in the periods in which such effect is dilutive under the treasury stock method.

The weighted-average number of common shares outstanding used to calculate basic net income per common share is reconciled to those shares used in calculating diluted net income per common share as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
BASIC	104.4	104.2	101.5
DILUTIVE EFFECT OF STOCK OPTIONS, RESTRICTED STOCK AND RESTRICTED STOCK UNITS	3.2	3.0	2.6
DILUTED SHARES	107.6	107.2	104.1

Options to purchase shares of common stock at an exercise price greater than the average market price of the common stock are anti-dilutive and therefore not included in the computation of diluted net income per common share. In addition, the Company has outstanding performance-based restricted stock units that are issuable only upon the satisfaction of certain performance goals. Such units only are included in the computation of diluted shares to the extent the underlying performance conditions (a) are satisfied prior to the end of the reporting period or (b) would be satisfied if the end of the reporting period were the end of the related contingency period and the result would be dilutive. As of the end of Fiscal 2007 and Fiscal 2006, there was an aggregate of approximately 1.0 million and 0.8 million, respectively, of additional shares issuable upon the exercise of anti-dilutive options and/or the contingent vesting of performance-based restricted stock units that were excluded from the diluted share calculations.

Stock-Based Compensation

Effective April 2, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("FAS 123R"). This statement requires all share-based payments to employees to be expensed based on the grant date fair value of the awards over the requisite service period. The Company applied the requirements of FAS 123R using the modified prospective method and, therefore, prior periods were not restated. Under the modified prospective method, the Company records compensation expense for (1) the unvested portion of previously issued awards that remained outstanding at the initial date of adoption and (2) for any awards issued, modified or settled after the effective date of the statement. The Company uses the Black-Scholes valuation method to determine the grant date fair value of its stock option awards.

Prior to the adoption of FAS 123R, the Company's stock-based compensation was recognized using the intrinsic value method, which measures stock-based compensation expense as the amount at which the market price of the stock at the date of grant exceeds the exercise price. Accordingly, no compensation expense was recognized for the Company's stock option awards. Prior to the adoption of FAS 123R, the Company's stock-based compensation expense consisted of restricted stock and service-based restricted stock unit and performance-based restricted stock unit awards, which were accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

See Note 18 for further discussion of the Company's stock-based compensation and the adoption of FAS 123R.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less, including investments in debt securities. Investments in debt securities are diversified among high-credit quality securities in accordance with the Company's risk-management policies, and primarily include commercial paper and money market funds.

Restricted Cash

The Company has placed Euro 58.9 million ($77.2 million) of cash in escrow with certain banks, primarily in Fiscal 2007, as collateral to secure guarantees of a corresponding amount made by the banks to certain international tax authorities on behalf of the Company. Of the Euro 58.9 million of cash in escrow, Euro 41.3 million ($55.1 million) was placed as collateral to secure guarantees made to the French tax authorities for the payment of an asserted excess royalties tax matter and Euro 17.6 million ($22.1 million) was placed as collateral to secure refunds of value-added tax payments in certain international tax jurisdictions. Such cash has been classified as restricted cash and reported as a component of other assets in the Company's consolidated balance sheet. See Note 15 for further discussion of the French tax matter.

Accounts Receivable

In the normal course of business, the Company extends credit to customers that satisfy defined credit criteria. Accounts receivable, net, as shown in the Company's consolidated balance sheet, is net of certain reserves and allowances. These reserves and allowances consist of (a) reserves for returns, discounts, end-of-season markdown allowances and operational chargebacks and (b) allowances for doubtful accounts. These reserves and allowances are discussed in further detail below.

A reserve for trade discounts is determined based on open invoices where trade discounts have been extended to customers, and is treated as a reduction of revenue.

Estimated end-of-season markdown allowances are included as a reduction of revenue. These provisions are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions.

A reserve for operational chargebacks represents various deductions by customers relating to individual shipments. This reserve, net of expected recoveries, is included as a reduction of revenue. The reserve is based on chargebacks received as of the date of the financial statements and past experience. Costs associated with potential returns of products also are included as a reduction of revenues. These return reserves are based on current information regarding retail performance, historical experience and an evaluation of current market conditions. The Company's historical estimates of these operational chargeback and return costs have not differed materially from actual results.

A rollforward of the activity in the Company's reserves for returns, discounts, end-of-season markdown allowances and operational chargebacks is presented below:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
BEGINNING RESERVE BALANCE	$ 107.5	$ 100.0	$ 90.3
AMOUNTS CHARGED AGAINST REVENUE TO INCREASE RESERVE	388.4	302.6	265.3
AMOUNTS CREDITED AGAINST CUSTOMER ACCOUNTS TO DECREASE RESERVE	(369.2)	(294.1)	(256.7)
FOREIGN CURRENCY TRANSLATION	2.7	(1.0)	1.1
ENDING RESERVE BALANCE	$ 129.4	$ 107.5	$ 100.0

An allowance for doubtful accounts is determined through analysis of periodic aging of accounts receivable, assessments of collectibility based on an evaluation of historic and anticipated trends, the financial condition of the Company's customers, and an evaluation of the impact of economic conditions. A rollforward of the activity in the Company's allowances for doubtful accounts is presented below:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
BEGINNING RESERVE BALANCE	$ 7.5	$ 11.0	$ 7.0
AMOUNT CHARGED TO EXPENSE TO INCREASE RESERVE	1.9	1.2	6.0
AMOUNT WRITTEN OFF AGAINST CUSTOMER ACCOUNTS TO DECREASE RESERVE	(1.2)	(4.3)	(2.1)
FOREIGN CURRENCY TRANSLATION	0.5	(0.4)	0.1
ENDING RESERVE BALANCE	$ 8.7	$ 7.5	$ 11.0

Concentration of Credit Risk

In the wholesale business, the Company has two key department-store customers that generate significant sales volume. For Fiscal 2007, these two customers contributed approximately 29% and 14% of all wholesale revenues and 43% in the aggregate.

Inventories

The Company holds inventory that is sold through wholesale distribution channels to major department stores and specialty retail stores, including its own retail stores. The Company also holds retail inventory that is sold in its own stores directly to consumers. Wholesale and retail inventories are stated at the lower of cost or estimated realizable value. Cost for wholesale inventories is determined using the first-in, first-out ("FIFO") method and cost for retail inventories is determined on a moving-average cost basis.

The Company continually evaluates the composition of its inventories, assessing slow-turning, ongoing (specially made for Retail) product, as well as all fashion product. Estimated realizable value of distressed inventory is determined based on historical sales trends of the Company's individual product lines for this category of inventory, the impact of market trends and economic conditions, and the value of current orders in-house relating to the future sales of this category of inventory. Estimates may differ from actual results due to quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. The Company's historical estimates of these costs and its provisions have not differed materially from actual results.

Investments

Investments in companies in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. This is generally presumed to exist when the Company owns between 20% and 50% of the investee. However, as a matter of policy, if the Company had a greater than 50% ownership interest in an investee and the minority shareholders held certain rights that allowed them to participate in the day-to-day operations of the business, the Company would also use the equity method of accounting.

Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the consolidated balance sheets; only the Company's share of the investee's earnings (losses) is included in the consolidated operating results; and only the dividends, cash distributions, loans or other cash received from the investee and additional cash investments, loan repayments or other cash paid to the investee are included in the consolidated cash flows.

Investments in companies in which the Company does not have a controlling interest, or is unable to exert significant influence, are accounted for at market value if the investments are publicly traded and there are no resale restrictions greater than one year ("available-for-sale investments"). If resale restrictions greater than one year exist, or if the investment is not publicly traded, the investment is accounted for at cost.

As of March 31, 2007, the Company's only significant investment is an approximate 20% equity interest in Impact 21 Co., Ltd. ("Impact 21"). Impact 21 is a public company that holds the sublicenses for the Company's men's, women's and jeans businesses in Japan. The Company accounts for its interest in Impact 21, which is included in other assets in the accompanying consolidated balance sheets, using the equity method of accounting. See Note 5 for further discussion of the Company's Japanese Business Acquisitions that occurred in May 2007.

In addition, see Note 5 for a discussion of the Company's formation of a joint venture in April 2007 to conduct its watch and jewelry business, which will be accounted for under the equity method of accounting.

Property and Equipment, Net

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of depreciable assets, which range from three to seven years for furniture, fixtures, computer systems and equipment; from three to ten years for machinery and equipment; and from ten to forty years for buildings and building improvements. Leasehold improvements are depreciated over periods equal to the shorter of the estimated useful lives of the respective assets and the life of the lease.

Property and equipment, along with other long-lived assets, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). In evaluating long-lived assets for recoverability, including finite-lived intangibles as described below, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). At acquisition, the Company estimates and records the fair value of purchased intangible assets, which primarily consists of license agreements, customer relationships, non-compete agreements and order backlog. The fair value of these intangible assets is estimated based on management's assessment, as well as independent third party appraisals, when necessary. The excess of the purchase consideration over the fair value of net assets acquired is recorded as goodwill. Under FAS 142, goodwill, including any goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have indefinite useful lives are not amortized. Rather, goodwill and such indefinite-lived intangible assets are assessed for impairment at least annually based on comparisons of their respective fair values to their carrying values. Finite-lived intangible assets are amortized over their respective estimated useful lives and, along with other long-lived assets as noted above, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FAS 144. See discussion of the Company's accounting policy for impairment as described earlier under the caption *"Property and Equipment, Net."*

Officers' Life Insurance

The Company maintains several whole-life and a few split-dollar life insurance policies for certain of its senior executives. Whole-life policies are recorded at their cash-surrender value, and split-dollar policies are recorded at the lesser of their cash-surrender value or aggregate premiums paid-to-date in the accompanying consolidated balance sheets. As of the end of Fiscal 2007 and Fiscal 2006, amounts of $53 million and $52 million, respectively, relating to officers' life insurance policies held by the Company were classified within other assets in the accompanying consolidated balance sheets.

Income Taxes

Income taxes are provided using the asset and liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets and liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between US GAAP and tax reporting. Deferred income taxes reflect the tax effect of certain net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Significant judgment is required in determining the worldwide provision for income taxes. That is, in the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. The Company establishes those reserves based upon management's assessment of the exposure associated with permanent tax differences and tax credits. In addition, valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Tax reserves and valuation allowances are analyzed periodically and adjusted as events occur, or circumstances change, that warrant adjustments to those balances.

In addition, see Note 4 for the Company's discussion of the accounting for uncertainty in income taxes.

Leases

The Company leases certain facilities and equipment, including its retail stores. Such leasing arrangements are accounted for under the provisions of FAS No. 13, "Accounting for Leases" and other related authoritative accounting literature ("FAS 13"). Certain of the Company's leases contain renewal options, rent escalation clauses and/or landlord incentives. Rent expense for noncancelable operating leases with scheduled rent increases and/or landlord incentives is recognized on a straight-line basis over the lease term, beginning with the effective lease commencement date. The excess of straight-line rent expense over scheduled payment amounts and landlord incentives is recorded as a deferred rent liability. As of the end of Fiscal 2007 and Fiscal 2006, unamortized deferred rent obligations of approximately $96 million and $85 million, respectively, were classified within other non-current liabilities in the accompanying consolidated balance sheets.

For leases in which the Company is involved with the construction of the building (generally on land owned by the landlord), the Company accounts for the lease during the construction period under the provisions of EITF No. 97-10, "The Effect of Lessee Involvement in Asset Construction" ("EITF 97-10"). If the Company concludes that it has substantively all of the risks of ownership during construction of a leased property and, therefore, is deemed the owner of the project for accounting purposes, it records an asset and related financing obligation for the amount of total project costs related to construction-in-progress and the pre-existing building. Once construction is complete, the Company considers the requirements under FAS No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of Lease Term, and Initial Direct Costs of Direct Financing Leases," for sale-leaseback treatment. If the arrangement does not qualify for sale-leaseback treatment, the Company continues to amortize the financing obligation and depreciate the building over the lease term.

Derivatives and Financial Instruments

The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and subsequent amendments (collectively, "FAS 133"). FAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, FAS 133 provides that, for derivative instruments that qualify for hedge accounting, the effective portion of changes in the fair value are either (a) offset against the changes in fair value of the hedged assets, liabilities, or firm commitments through earnings or (b) recognized in stockholders' equity until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows, respectively. For each derivative instrument entered into where the Company seeks to obtain hedge accounting treatment, the relationship between the hedging instrument and the hedged item, as well as the related risk management objective and how the effectiveness in offsetting the hedged risk will be assessed, is formally documented. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

For cash flow reporting purposes, the Company classifies proceeds received or paid upon the settlement of a derivative financial instrument in the same manner as the item being hedged.

The carrying value of the Company's financial instruments approximates fair value, except for certain differences relating to fixed-rate debt, investments in other entities accounted for using the equity method of accounting and other financial instruments. However, other than differences in the fair value of fixed-rate debt as disclosed in Note 13, these differences were not significant as of March 31, 2007 and April 1, 2006. The fair value of financial instruments generally is determined by reference to market values resulting from the trading of the instruments on a national securities exchange or an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates derived through the use of present value or other valuation techniques.

4. RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Statement Misstatements

In September 2006, the U.S. Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify and evaluate financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying and evaluating the effects of financial statement misstatements: (i) the balance sheet ("iron curtain") method and (ii) the income statement ("rollover") method. The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the reporting period. The rollover method quantifies a misstatement based on the amount of the error originating in the current period income statement, including the reversing effect of prior year misstatements. The use of the rollover method can lead to the accumulation of misstatements in the balance sheet. Prior to the adoption of SAB 108, the Company historically used the rollover method for quantifying and evaluating identified financial statement misstatements.

By issuing SAB 108, the SEC staff established an approach that requires quantification and evaluation of financial statement misstatements based on the effects of the misstatements under both the iron curtain and rollover methods. This model is commonly referred to as a "dual approach."

SAB 108 requires companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment recorded to the opening balance of retained earnings. The Company elected to record the effects of applying SAB 108 using the cumulative effect transition method and, as such, recorded a $16.9 million reduction in retained earnings as of April 2, 2006.

The following table summarizes the effects of applying SAB 108 for each period in which the identified misstatement originated through April 2, 2006:

	PERIOD IN WHICH MISSTATEMENT ORIGINATED [a]			
	CUMULATIVE PRIOR TO APRIL 4, 2004	FISCAL YEARS ENDED APRIL 2, 2005	FISCAL YEARS ENDED APRIL 1, 2006	ADJUSTMENT RECORDED AS OF APRIL 2, 2006
INVENTORY [b]	$ (9.1)	$ (0.2)	$ –	$ (9.3)
OTHER NON-CURRENT LIABILITIES–ACCRUED RENT [c]	–	(3.5)	0.3	(3.2)
OTHER NON-CURRENT ASSETS–EQUITY METHOD INVESTMENTS [d]	(1.0)	(1.1)	0.2	(1.9)
OTHER NON-CURRENT LIABILITIES–MINORITY INTEREST [d]	(1.0)	–	–	(1.0)
DEFERRED INCOME TAXES [e]	1.4	0.5	(3.4)	(1.5)
IMPACT ON NET INCOME AND RETAINED EARNINGS	$ (9.7)	$ (4.3)	$ (2.9)	$ (16.9)

[a] The Company previously quantified these errors under the rollover method and concluded that they were immaterial, individually and in the aggregate, to the Company's consolidated financial statements.

[b] The Company historically did not eliminate certain intercompany profits on the transfer of inventory, which resulted in a cumulative overstatement of its inventory by $4.8 million in years prior to Fiscal 2005 and by $0.2 million in Fiscal 2005. In addition, the Company included $4.3 million of certain product development costs in its inventory in years prior to Fiscal 2005 that, in hindsight, were not considered to be capitalizable. To correct these misstatements, the Company reduced inventory by $9.3 million as of April 2, 2006, with a corresponding pre-tax reduction in retained earnings.

[c] In connection with a specialized retail store construction project in one of its international locations, the Company did not recognize rent expense upon taking possession of the leased property and commencing construction in Fiscal 2005. To correct these misstatements, the Company recorded a $3.2 million net increase in its liability for accrued rent as of April 2, 2006, with a corresponding pre-tax reduction in retained earnings.

[d] The Company historically did not properly account for differences between its investment bases in certain consolidated and unconsolidated investees and its share of the underlying equity of such investees. To correct these misstatements, the Company reduced the carrying value of its equity method investment by $1.9 million and increased its minority interest liability by $1.0 million as of April 2, 2006, with a corresponding pre-tax reduction of $2.9 million in total to retained earnings.

[e] As a result of the misstatements described above and $5.1 million of deferred tax balances that were not supportable based on a subsequent analysis of underlying book-tax basis differences, the Company's provision for income taxes was cumulatively overstated by $1.4 million in years prior to Fiscal 2005 and $0.5 million in Fiscal 2005, and understated by $3.4 million in Fiscal 2006. To correct these misstatements, the Company increased its net deferred income tax liability by a total of $1.5 million as of April 2, 2006, with a corresponding decrease in retained earnings.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The Company first will be required to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the "more-likely-than-not" recognition threshold will then be measured to determine the amount of benefit to recognize in the financial statements based upon the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for the Company as of the beginning of Fiscal 2008 (April 1, 2007). While the Company continues to analyze the effect from adopting the provisions of FIN 48, it is currently anticipated that a cumulative effect adjustment of up to $85 million will be charged to retained earnings during the first quarter of Fiscal 2008. This estimate is subject to change as the Company completes its analysis.

Stock-Based Compensation

In December 2004, the FASB issued FAS 123R and, in March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"). SAB 107 provides implementation guidance for companies to use in their adoption of FAS 123R. FAS 123R supersedes both APB 25, which permitted the use of the intrinsic-value method in accounting for stock-based compensation, and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("FAS 123"), which allowed companies applying APB 25 to just disclose in their financial statements the pro forma effect on net income from applying the fair-value method of accounting for stock-based compensation. The Company adopted FAS 123R as of April 2, 2006. See Note 18 for further discussion of the Company's stock-based compensation and the adoption of FAS 123R.

Other Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of Statement of Financial Accounting Standards No. 115" ("FAS 159"). FAS 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option is elected will be recognized in earnings at each subsequent reporting date. FAS 159 is effective for the Company as of the beginning of Fiscal 2009 (March 30, 2008). The application of FAS 159 is not expected to have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers Accounting for Defined Benefit Pension and other Postretirement Plans — an amendment of Statement of Financial Accounting Standards No. 87, 88, 106 and 132R" ("FAS 158"). FAS 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation — in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. FAS 158 is effective for fiscal years ending after December 15, 2006. Because the Company does not currently maintain any significant defined benefit plans, the application of FAS 158 did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosures about fair value measurements. FAS 157 is effective for the Company as of the beginning of Fiscal 2009. The application of FAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("FAS 154"). FAS 154 generally requires that accounting changes and errors be applied retrospectively. Effective April 2, 2006, the Company adopted the provisions of FAS 154. The application of FAS 154 did not have an effect on the Company's financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs" ("FAS 151"). FAS 151 clarifies standards for the treatment of abnormal amounts of idle facility expense, freight, handling costs and spoilage. Effective April 2, 2006, the Company adopted the provisions of FAS 151. The application of FAS 151 did not have a material effect on the Company's financial statements.

5. ACQUISITIONS AND JOINT VENTURES

Fiscal 2008 Transactions

Japanese Business Acquisitions

On May 29, 2007, the Company completed its previously announced transactions to acquire control of certain of its Japanese businesses that were formerly conducted under licensed arrangements. In particular, the Company acquired approximately 77% of the outstanding shares of Impact 21 that it did not previously own in a cash tender offer (the "Impact 21 Acquisition"), thereby increasing its ownership in Impact 21 from approximately 20% to 97%. Impact 21 conducts the Company's men's, women's and jeans apparel and accessories business in Japan under a sub-license arrangement. In addition, the Company acquired the remaining 50% interest in PRL Japan, which holds the master license to conduct Polo's business in Japan, from Onward Kashiyama and Seibu (the "PRL Japan Minority Interest Acquisition"). Collectively, the Impact 21 Acquisition and the PRL Japan Minority Interest Acquisition are hereafter referred to as the "Japanese Business Acquisitions."

The purchase price initially paid in connection with the Impact 21 Acquisition was approximately $327 million. However, the Company intends to acquire, over the next several months, the remaining approximately 3% of the outstanding shares not exchanged as of the close of the tender offer period at an estimated aggregate cost of approximately $12 million. In addition, the purchase price paid in connection with the PRL Japan Minority Interest Acquisition was approximately $22 million.

The Company funded the Japanese Business Acquisitions with available cash on-hand and approximately $170 million of Yen-based borrowings under a one-year term loan agreement on terms substantially similar to the Company's existing credit facility. The Company expects to repay the borrowing by its maturity date using a portion of the approximate $200 million of Impact 21's cash on-hand acquired as part of the acquisition.

The results of operations for Impact 21 will be consolidated effective as of the beginning of Fiscal 2008. The results of operations for PRL Japan already are consolidated by the Company as described further in Note 2 to the accompanying consolidated financial statements.

The Company is in the process of preparing its assessment of the fair value of assets acquired and liabilities assumed for the allocation of the purchase price. The Company also has entered into a transition services agreement with Onward Kashiyama which, along with its affiliates, was a former approximate 41% shareholder of Impact 21, to provide a variety of operational, human resources and information systems-related services over a period of up to two years.

Acquisition of Small Leathergoods Business

On April 13, 2007, the Company acquired from Kellwood Company ("Kellwood") substantially all of the assets of New Campaign, Inc., the Company's licensee for men's and women's belts and other small leather goods under the Ralph Lauren, Lauren and Chaps brands in the U.S. The assets acquired from Kellwood will be operated under the name of "Polo Ralph Lauren Leathergoods" and will allow the Company to further expand its accessories business. The acquisition cost was approximately $10 million and is subject to customary closing adjustments. Kellwood will provide various transition services for up to six months after the closing.

The results of operations for the Polo Ralph Lauren Leathergoods business will be consolidated in the Company's results of operations commencing in Fiscal 2008. The Company is in the process of preparing its assessment of the fair value of assets acquired.

Formation of Ralph Lauren Watch and Jewelry Joint Venture

On March 5, 2007, the Company announced that it had agreed to form a joint venture with Financiere Richemont SA ("Richemont"), the Swiss Luxury Goods Group. The 50-50 joint venture will be a Swiss corporation named the Ralph Lauren Watch and Jewelry Company, S.A.R.L. (the "RL Watch Company"), whose purpose is to design, develop, manufacture, sell and distribute luxury watches and fine jewelry through Ralph Lauren boutiques, as well as through fine independent jewelry and luxury watch retailers throughout the world. The Company expects to account for its 50% interest in the RL Watch Company under the equity method of accounting. Royalty payments due to the Company under the related license agreement for use of certain of the Company's trademarks will be reflected as licensing revenue within the consolidated statement of operations. The RL Watch Company is expected to commence operations during the first quarter of Fiscal 2008 and it is expected that the products will be launched in the fall of calendar 2008.

Fiscal 2007 Transactions

Acquisition of RL Media Minority Interest

On March 28, 2007, the Company acquired the remaining 50% equity interest in RL Media formerly held by NBC (37.5%) and Value Vision (12.5%). RL Media conducts the Company's e-commerce initiatives through the Polo.com internet site and is consolidated by the Company as the primary beneficiary pursuant to the provisions of FIN 46R. The acquisition cost was $175 million. In addition, Value Vision entered into a transition services agreement with the Company to provide order fulfillment and related services over a period of up to seventeen months from the date of the acquisition of the RL Media minority interest.

The Company evaluated the terms of all significant pre-existing relationships between itself and RL Media to determine if a settlement of the pre-existing relationships existed. In addition, the Company obtained valuation analyses of RL Media prepared by an independent valuation firm. Based on these analyses, as well as the rights and obligations of the parties under the RL Media partnership agreement, the Company determined that all of the consideration exchanged should be allocated to the acquisition of the RL Media minority interest. Accordingly, no settlement gain or loss was recognized in connection with this transaction.

The excess of the acquisition cost over the pre-existing minority interest liability of $33 million has been allocated on a preliminary basis as follows: inventory of $8 million; finite-lived intangible assets of $55 million (consisting of the re-acquired license of $50 million and customer list of $5 million); and goodwill of $79 million. The Company is in the process of completing its assessment of the fair value of assets acquired. As a result, the estimated purchase price allocation is subject to change.

Fiscal 2006 Transactions

Acquisition of Polo Jeans Business

On February 3, 2006, the Company acquired from Jones Apparel Group, Inc. and its subsidiaries ("Jones") all of the issued and outstanding shares of capital stock of Sun Apparel, Inc., the Company's licensee for men's and women's casual apparel and sportswear in the U.S. and Canada (the "Polo Jeans Business"). The acquisition cost was approximately $260 million, including transaction costs. In addition, simultaneous with the transaction, the Company settled all claims under its litigation with Jones for a cost of $100 million.

The Company determined that the terms of the pre-existing licensing relationship were reflective of market. However, because the Company simultaneously purchased a business and settled all pre-existing litigation, the aggregate consideration exchanged was required to be allocated for accounting purposes in proportion to the underlying fair values of the legal settlement and the Polo Jeans Business acquired. Based on the arm's-length negotiation with Jones, the Company determined that the fair value of the legal settlement was $100 million, which equaled the amount of a litigation reserve initially established by the Company during Fiscal 2005. The remaining $255 million of consideration exchanged was allocated to the Polo Jeans Business based on valuation analyses prepared by an independent valuation firm.

The results of operations for the Polo Jeans Business have been consolidated in the Company's results of operations commencing February 4, 2006. In addition, the accompanying consolidated financial statements include the following allocation of the acquisition cost to the net assets acquired based on their respective fair values: inventory of $36 million; finite-lived intangible assets of $159 million (consisting of the re-acquired license of $97 million, customer relationships of $57 million and order backlog of $5 million); goodwill of $126 million; and deferred tax and other liabilities, net, of $61 million. Other than inventory, Jones retained the right to all working capital balances on the date of closing.

The Company also entered into a transition services agreement with Jones to provide a variety of operational, financial and information systems services over a period of six to twelve months from the date of the acquisition of the Polo Jeans Business.

Acquisition of Footwear Business

On July 15, 2005, the Company acquired from Reebok International, Ltd. ("Reebok") all of the issued and outstanding shares of capital stock of Ralph Lauren Footwear Co., Inc., the Company's global licensee for men's, women's and children's footwear, as well as certain foreign assets owned by affiliates of Reebok (collectively, the "Footwear Business"). The acquisition cost was approximately $112 million in cash, including $2 million of transaction costs. In addition, Reebok and certain of its affiliates entered into a transition services agreement with the Company to provide a variety of operational, financial and information systems services over a period of twelve to eighteen months from the date of the acquisition of the Footwear Business.

The Company determined that the terms of the pre-existing licensing relationship were reflective of market. As such, based on valuation analyses prepared by an independent valuation firm, the Company allocated all of the consideration exchanged to the purchase of the Footwear Business and no settlement gain or loss was recognized in connection with the transaction.

The results of operations for the Footwear Business for the period have been consolidated in the Company's results of operations commencing July 16, 2005. In addition, the accompanying consolidated financial statements include the following allocation of the acquisition cost to the net assets acquired based on their respective fair values: trade receivables of $17 million; inventory of $26 million; finite-lived intangible assets of $62 million (consisting of the footwear license at $38 million, customer relationships at $23 million and order backlog at $1 million); goodwill of $20 million; other assets of $1 million; and liabilities of $14 million.

Fiscal 2005 Transactions

Acquisition of Childrenswear Business

On July 2, 2004, the Company acquired certain assets and assumed certain liabilities of RL Childrenswear Company, LLC, the Company's licensee holding the exclusive licenses to design, manufacture, merchandise and sell newborn, infant, toddler, girls and boys clothing in the U.S., Canada and Mexico (the "Childrenswear Business"). The purchase price was approximately $264 million, including transaction costs, deferred payments of $15 million payable over the three years after the acquisition date and $5 million of contingent payments. The contingent payments were conditional on certain sales targets being attained and, during Fiscal 2005, the Company recognized the obligation with a corresponding increase in goodwill because it became probable that the sales targets would be attained. As of the end of Fiscal 2007, $17 million of the deferred and conditional payments were made and the remaining portion of approximately $3 million of deferred and conditional payments were classified as a component of other current liabilities in the accompanying consolidated balance sheets.

The results of operations for the Childrenswear Business for the period are included in the Company's consolidated results of operations commencing July 2, 2004. In addition, the accompanying consolidated financial statements include the following allocation of the acquisition cost to the net assets acquired based on their respective fair values: inventory of $27 million; property and equipment of $8 million; finite-lived intangible assets of $32 million (consisting of non-compete agreements of $2 million and customer relationships of $30 million); other assets of $1 million; goodwill of $208 million; and liabilities of $12 million.

6. INVENTORIES

Inventories consist of the following:

(millions)	MARCH 31, 2007	APRIL 1, 2006
RAW MATERIALS	$ 8.4	$ 5.2
WORK-IN-PROCESS	1.1	0.8
FINISHED GOODS	517.4	479.5
TOTAL INVENTORY	$ 526.9	$ 485.5

7. PROPERTY AND EQUIPMENT

Property and equipment, net, consist of the following:

(millions)	MARCH 31, 2007	APRIL 1, 2006
LAND AND IMPROVEMENTS	$ 9.9	$ 9.9
BUILDINGS AND IMPROVEMENTS	63.4	41.4
FURNITURE AND FIXTURES	484.9	419.9
MACHINERY AND EQUIPMENT	295.8	261.8
LEASEHOLD IMPROVEMENTS	563.8	511.2
CONSTRUCTION IN PROGRESS	40.2	28.9
	1,458.0	1,273.1
LESS: ACCUMULATED DEPRECIATION	(828.2)	(724.3)
PROPERTY AND EQUIPMENT, NET	$ 629.8	$ 548.8

As discussed in Note 3, the Company periodically evaluates the recoverability of the carrying value of fixed assets whenever events or changes in circumstances indicate that the assets' values may be impaired. No impairment charges were recognized in Fiscal 2007. During Fiscal 2006, the Company recorded impairment charges of approximately $10.8 million to reduce the carrying value of fixed assets, largely related to its Club Monaco retail business that includes its Caban Concept and Club Monaco factory stores. This impairment charge primarily related to lower-than-expected store performance and preceded the Company's implementation of a plan to restructure these operations in February 2006. In measuring the amount of the impairment, fair value was determined based on discounted expected cash flows. See Note 11 for further discussion of the Club Monaco restructuring plan and related charges.

The Company recorded a similar $1.5 million retail store impairment charge during Fiscal 2005.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 3, the Company accounts for goodwill and other intangible assets in accordance with FAS 142. Under FAS 142, goodwill and certain other intangible assets deemed to have indefinite useful lives are not amortized. Rather, goodwill and such indefinite-lived intangible assets are subject to annual impairment testing. Finite-lived intangible assets continue to be amortized over their respective estimated useful lives. Based on the Company's annual impairment testing of goodwill and indefinite-lived intangible assets in Fiscal 2007, Fiscal 2006 and Fiscal 2005, no impairment charges were deemed necessary.

Goodwill

The following analysis details the changes in goodwill for each reportable segment during Fiscal 2007 and Fiscal 2006:

(millions)	WHOLESALE	RETAIL	LICENSING	TOTAL
BALANCE AT APRIL 2, 2005	$ 367.9	$ 74.5	$ 116.5	$ 558.9
ACQUISITION-RELATED ACTIVITY [a]	149.0	1.2	–	150.2
OTHER ADJUSTMENTS [b]	(9.1)	(0.3)	–	(9.4)
BALANCE AT APRIL 1, 2006	$ 507.8	$ 75.4	$ 116.5	$ 699.7
ACQUISITION-RELATED ACTIVITY [a]	(3.0)	79.0	–	76.0
OTHER ADJUSTMENTS [b]	14.1	0.7	–	14.8
BALANCE AT MARCH 31, 2007	$ 518.9	$ 155.1	$ 116.5	$ 790.5

[a] Acquisition-related activity primarily includes the acquisitions of the Footwear Business and Polo Jeans Business in Fiscal 2006, and the acquisition of the 50% minority interest in RL Media in Fiscal 2007.
[b] Other adjustments principally include changes in foreign currency exchange rates.

Other Intangible Assets

Other intangible assets consist of the following:

	MARCH 31, 2007			APRIL 1, 2006		
(millions)	GROSS CARRYING AMOUNT	ACCUM. AMORT.	NET	GROSS CARRYING AMOUNT	ACCUM. AMORT.	NET
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION:						
RE-ACQUIRED LICENSED TRADEMARKS	$ 194.3	$ (11.8)	$ 182.5	$ 144.5	$ (5.0)	$ 139.5
CUSTOMER RELATIONSHIPS/LIST	115.2	(8.4)	106.8	110.2	(3.4)	106.8
OTHER	7.4	(6.9)	0.5	7.4	(3.1)	4.3
TOTAL INTANGIBLE ASSETS SUBJECT TO AMORTIZATION	316.9	(27.1)	289.8	262.1	(11.5)	250.6
INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION:						
TRADEMARKS AND BRANDS	7.9	–	7.9	7.9	–	7.9
TOTAL INTANGIBLE ASSETS	$ 324.8	$ (27.1)	$ 297.7	$ 270.0	$ (11.5)	$ 258.5

Amortization

Based on the amount of intangible assets subject to amortization as of March 31, 2007, the expected amortization for each of the next five fiscal years and thereafter is as follows:

(millions)	AMORTIZATION EXPENSE
FISCAL 2008	$ 15.1
FISCAL 2009	14.9
FISCAL 2010	14.9
FISCAL 2011	14.6
FISCAL 2012	14.5
2013 AND THEREAFTER	215.8
TOTAL	$ 289.8

The expected amortization expense above reflects estimated useful lives assigned to the Company's finite-lived intangible assets as follows: re-acquired licensed trademarks of 10 to 25 years and customer relationships of 5 to 25 years.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

(millions)	MARCH 31, 2007	APRIL 1, 2006
EQUITY-METHOD INVESTMENTS	$ 62.2	$ 63.6
OFFICERS' LIFE INSURANCE	52.6	51.8
RESTRICTED CASH	77.2	–
OTHER NON-CURRENT ASSETS	105.2	87.8
TOTAL OTHER NON-CURRENT ASSETS	$ 297.2	$ 203.2

10. OTHER CURRENT AND NON-CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

(millions)	MARCH 31, 2007	APRIL 1, 2006
ACCRUED OPERATING EXPENSES	$ 277.3	$ 214.8
ACCRUED PAYROLL AND BENEFITS	69.4	71.8
DEFERRED INCOME	40.0	18.5
OTHER	4.3	9.2
TOTAL ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES	$ 391.0	$ 314.3

Other non-current liabilities consist of the following:

(millions)	MARCH 31, 2007	APRIL 1, 2006
CAPITAL LEASE OBLIGATIONS	$ 47.1	$ 24.2
DEFERRED RENT OBLIGATIONS	95.8	84.7
DEFERRED INCOME	181.6	0.5
MINORITY INTEREST	4.0	17.9
OTHER	55.5	47.5
TOTAL OTHER NON-CURRENT LIABILITIES	$ 384.0	$ 174.8

11. RESTRUCTURING

The Company has recorded restructuring liabilities over the past few years relating to various cost-savings initiatives, as well as certain of its acquisitions. In accordance with US GAAP, restructuring costs incurred in connection with an acquisition are capitalized as part of the purchase accounting for the transaction. Such acquisition-related restructuring costs were not material in any period. Liabilities for costs associated with non-acquisition-related restructuring initiatives are expensed and initially measured at fair value when incurred in accordance with US GAAP. A description of the nature of significant non-acquisition-related restructuring activities and related costs is presented below.

Fiscal 2007 Restructuring

In connection with the Club Monaco Restructuring Plan described below, during Fiscal 2007 the Company ultimately decided to close all of Club Monaco's Caban Concept Stores (the "Caban Stores") and recognized $4.0 million of associated restructuring charges, primarily relating to lease termination costs.

Additionally, the Company recognized $0.6 million of other restructuring charges primarily related to severance costs associated with the transition of certain sourcing and production functions from Colombia to the U.S. during Fiscal 2007.

Fiscal 2006 Restructuring

During the fourth quarter of Fiscal 2006, the Company committed to a plan to restructure its Club Monaco retail business. In particular, this plan consisted of the closure of all five Club Monaco factory stores and the intention to dispose of by sale or closure all eight of the Caban Stores (collectively, the "Club Monaco Restructuring Plan"). In connection with this plan, an aggregate restructuring-related charge of $12 million was recognized in Fiscal 2006. This charge consisted of (a) a $3 million writedown of inventory to estimated net realizable value, which has been classified as a component of cost of goods sold in the accompanying consolidated statements of operations, (b) a $5 million writedown of fixed and other net assets, which has been classified as a component of restructuring charges in the accompanying consolidated statements of operations and (c) the recognition of a $4 million liability relating to lease termination costs, which has been classified as a component of restructuring charges in the accompanying consolidated statements of operations.

A summary of the activity in the Club Monaco Restructuring Plan liability during the applicable periods presented is as follows:

(millions)	LEASE AND CONTRACT TERMINATION COSTS
BALANCE AT APRIL 2, 2005	$ –
ADDITIONS CHARGED TO EXPENSE	9.0
CASH PAYMENTS CHARGED AGAINST RESERVE	(7.8)
BALANCE AT APRIL 1, 2006	$ 1.2
ADDITIONS CHARGED TO EXPENSE	4.0
CASH PAYMENTS CHARGED AGAINST RESERVE	(3.8)
BALANCE AT MARCH 31, 2007	$ 1.4

Fiscal 2005 Restructuring

During Fiscal 2005, the Company incurred approximately $2 million of restructuring costs, principally relating to severance obligations in connection with its European operations. Such obligations were substantially paid by the end of Fiscal 2006, and the charge was classified as a component of restructuring charges in the accompanying consolidated statements of operations.

12. INCOME TAXES

Domestic and foreign pre-tax income are as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
DOMESTIC	$ 508.6	$ 396.9	$ 154.8
FOREIGN	134.7	106.0	143.0
TOTAL INCOME BEFORE PROVISION FOR INCOME TAXES	$ 643.3	$ 502.9	$ 297.8

Current and deferred income taxes (tax benefits) provided are as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
CURRENT:			
FEDERAL [a]	$ 250.7	$ 118.0	$ 102.0
STATE AND LOCAL [a]	50.2	14.9	17.3
FOREIGN	53.9	26.4	16.1
	354.8	159.3	135.4
DEFERRED:			
FEDERAL	(99.2)	24.3	(33.6)
STATE AND LOCAL	(12.8)	11.8	2.4
FOREIGN	(0.4)	(0.5)	3.2
	(112.4)	35.6	(28.0)
TOTAL PROVISION FOR INCOME TAXES	$ 242.4	$ 194.9	$ 107.4

[a] Excludes federal, state and local tax benefits of $33 million in Fiscal 2007, $22 million in Fiscal 2006 and $19 million in Fiscal 2005 resulting from the exercise of employee stock options. In addition, excludes federal, state and local tax benefits of $31 million for Fiscal 2007 primarily related to the repayment of the 1999 Euro Debt. Such amounts were credited to stockholders' equity.

The differences between income taxes expected at the U.S. federal statutory income tax rate of 35% and income taxes provided are as set forth below:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
PROVISION FOR INCOME TAXES AT THE U.S. FEDERAL STATUTORY RATE	$ 225.1	$ 176.0	$ 104.2
INCREASE (DECREASE) DUE TO:			
STATE AND LOCAL INCOME TAXES, NET OF FEDERAL BENEFIT	25.7	17.4	12.8
FOREIGN INCOME TAXED AT DIFFERENT RATES, NET OF U.S. FOREIGN TAX CREDITS	(11.2)	(5.6)	(12.0)
OTHER	2.8	7.1	2.4
TOTAL PROVISION FOR INCOME TAXES	$ 242.4	$ 194.9	$ 107.4

Significant components of the Company's net deferred tax assets are as follows:

(millions)	MARCH 31, 2007	APRIL 1, 2006
CURRENT DEFERRED TAX ASSETS (LIABILITIES):		
RECEIVABLE ALLOWANCES AND RESERVES	$ 24.5	$ 18.3
UNIFORM INVENTORY CAPITALIZATION	12.2	8.3
EMPLOYEE BENEFITS AND COMPENSATION	2.2	2.6
RESTRUCTURING RESERVES AND OTHER ACCRUED EXPENSES	4.8	7.4
OTHER	0.6	(3.3)
NOLs AND OTHER TAX ATTRIBUTED CARRYFORWARDS	0.1	–
VALUATION ALLOWANCE	–	(0.9)
NET CURRENT DEFERRED TAX ASSETS (LIABILITIES)	44.4	32.4
NON-CURRENT DEFERRED TAX ASSETS (LIABILITIES):		
PROPERTY, PLANT AND EQUIPMENT	36.3	19.9
GOODWILL AND OTHER INTANGIBLE ASSETS	(96.3)	(88.3)
NET OPERATING LOSSES CARRYFORWARDS	5.4	12.8
CUMULATIVE TRANSLATION ADJUSTMENT AND HEDGES	0.4	21.2
DEFERRED COMPENSATION	35.2	25.8
DEFERRED INCOME	72.5	1.5
OTHER	5.0	(5.1)
VALUATION ALLOWANCE	(1.6)	(8.6)
NET NON-CURRENT DEFERRED TAX ASSETS (LIABILITIES)	56.9	(20.8)
NET DEFERRED TAX ASSETS (LIABILITIES)	$ 101.3	$ 11.6

The Company has available federal, state and foreign net operating loss carryforwards of $1.3 million, $4.9 million and $9.3 million, respectively, for tax purposes to offset future taxable income. The net operating loss carryforwards expire beginning in Fiscal 2008. The utilization of the federal net operating loss carryforwards is subject to the limitations of Internal Revenue Code Section 382, which applies following certain changes in ownership of the entity generating the loss carryforward.

Also, the Company has available state and foreign net operating loss carryforwards of $6.9 million and $4.1 million, respectively, for which no net deferred tax asset has been recognized. A full valuation allowance has been recorded since management does not believe that the Company will more likely than not be able to utilize these carryforwards to offset future taxable income. Subsequent recognition of these deferred tax assets would result in an income tax benefit in the year of such recognition.

The valuation allowance decreased to $1.6 million in Fiscal 2007 from $9.5 million in Fiscal 2006. This decrease is primarily due to the utilization of foreign net operating losses for which a valuation allowance was previously recorded.

Provision has not been made for U.S. or additional foreign taxes on $274.5 million of undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. These earnings could become subject to tax if they were remitted as dividends, if foreign earnings were lent to PRLC, a subsidiary or a U.S. affiliate of PRLC, or if the stock of the subsidiaries were sold. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practical. Management believes that the amount of the additional taxes that might be payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by U.S. foreign tax credits.

The Company is periodically examined by various federal, state and foreign tax jurisdictions. The tax years under examination vary by jurisdiction. The Company regularly considers the likelihood of assessments in each of the taxing jurisdictions and has established tax allowances which represent management's best estimate of the potential assessments. The resolution of tax matters could differ from the amount reserved. While that difference could be material to the result of operations and cash flows for any affected reporting period, it is not expected to have a material impact on consolidated financial position or consolidated liquidity.

The Company will adopt FIN 48 as of the beginning of Fiscal 2008 (April 1, 2007). While the Company continues to analyze the effect from adopting the provisions of FIN 48, it is currently anticipated that a cumulative effect adjustment of up to $85 million will be charged to retained earnings during the first quarter of Fiscal 2008. This estimate is subject to change as the Company completes its analysis. See Note 4 for the Company's discussion of recently issued accounting standards, including accounting for uncertainty in income taxes.

13. DEBT

Debt consists of the following:

(millions)	MARCH 31, 2007	APRIL 1, 2006
REVOLVING CREDIT FACILITY	$ –	$ –
4.50% EURO-DENOMINATED NOTES DUE OCTOBER 2013	398.8	–
6.125% EURO-DENOMINATED NOTES DUE NOVEMBER 2006	–	280.4
TOTAL DEBT	398.8	280.4
LESS: CURRENT MATURITIES OF DEBT	–	(280.4)
TOTAL LONG-TERM DEBT	$ 398.8	$ –

Euro Debt

The Company had outstanding approximately Euro 227 million principal amount of 6.125% notes that were due on November 22, 2006, from an original issuance of Euro 275 million in 1999 (the "1999 Euro Debt"). On October 5, 2006, the Company completed a new issuance of Euro 300 million principal amount of 4.50% notes due October 4, 2013 (the "2006 Euro Debt"). The Company used a portion of the net proceeds from the financing of approximately $380 million (based on the exchange rate in effect upon issuance) to repay the remaining 1999 Euro Debt at par on its maturity date. The balance of such net proceeds was used for general corporate and working capital purposes. The Company has the option to redeem all of the 2006 Euro Debt at any time at a redemption price equal to the principal amount plus a premium. The Company also has the option to redeem all of the 2006 Euro Debt at any time at par plus accrued interest, in the event of certain developments involving U.S. tax law. Partial redemption of the 2006 Euro Debt is not permitted in either instance. In the event of a change of control of the Company, each holder of the 2006 Euro Debt has the option to require the Company to redeem the 2006 Euro Debt at its principal amount plus accrued interest.

Revolving Credit Facility and Term Loan

The Company has a credit facility, which was amended on November 28, 2006, that provides for a $450 million unsecured revolving line of credit (the "Credit Facility"). The Credit Facility also is used to support the issuance of letters of credit. As of March 31, 2007, there were no borrowings outstanding under the Credit Facility, but the Company was contingently liable for $25.7 million of outstanding letters of credit (primarily relating to inventory purchase commitments).

The Company amended certain terms of its Credit Facility as a result of recent upgrades in its credit ratings from Standard & Poors and Moody's. Key changes under the amendment include:

- An increase in the ability of the Company to expand its additional borrowing availability from $525 million to $600 million, subject to the agreement of one or more new or existing lenders under the facility to increase their commitments;
- An extension of the term of the Credit Facility to November 2011 from October 2009;
- A reduction in the margin over LIBOR paid by the Company on amounts drawn under the Credit Facility to 35 basis points from 50 basis points;
- A reduction in the commitment fee for the unutilized portion of the Credit Facility to 8 basis points from 12.5 basis points; and
- The elimination of the coverage ratio financial covenant.

There are no mandatory reductions in borrowing ability throughout the term of the Credit Facility.

Borrowings under the Credit Facility bear interest, at the Company's option, either at (a) a base rate determined by reference to the higher of (i) the prime commercial lending rate of JP Morgan Chase Bank, N.A. in effect from time to time and (ii) the weighted-average overnight Federal funds rate (as published by the Federal Reserve Bank of New York) plus 50 basis points or (b) a LIBOR rate in effect from time to time, as adjusted for the Federal Reserve Board's Euro currency liabilities maximum reserve percentage plus a margin defined in the Credit Facility ("the applicable margin"). The applicable margin of 35 basis points is subject to adjustment based on the Company's credit ratings.

The Credit Facility was amended as of May 22, 2007 to provide for the addition of a loan in a Japanese yen amount equal to approximately $170 million (the "Term Loan"). The Term Loan was made to Polo JP Acqui B.V., a wholly-owned subsidiary of the Company, and is guaranteed by the Company, as well as the other subsidiaries of the Company which currently guarantee the Credit Facility. The proceeds of the Term Loan have been used to finance the Tender Offer and the total related acquisition cost and the acquisition by the Company of the remaining 50% of the shares of PRL Japan the Company did not previously own. Borrowings under the Term Loan bear interest at a LIBOR rate for yen loans for an interest period of 12 months plus the applicable margin. The maturity date of the Term Loan is on the 12-month anniversary of the drawing date of the Term Loan. The Company expects to repay the borrowing by its maturity date using a portion of Impact 21's cash on-hand of approximately $200 million acquired as part of the acquisition. See Note 5 for further discussion of the Japanese Business Acquisitions.

In addition to paying interest on any outstanding borrowings under the Credit Facility, the Company is required to pay a commitment fee to the lenders under the Credit Facility in respect of the unutilized commitments. The commitment fee rate of 8 basis points under the terms of the Credit Facility also is subject to adjustment based on the Company's credit ratings.

The Credit Facility contains a number of covenants that, among other things, restrict the Company's ability, subject to specified exceptions, to incur additional debt; incur liens and contingent liabilities; sell or dispose of assets, including equity interests; merge with or acquire other companies; liquidate or dissolve itself; engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the Credit Facility requires the Company to maintain a maximum ratio of Adjusted Debt to Consolidated EBITDAR (the "leverage ratio"), as such terms are defined in the Credit Facility. As of March 31, 2007, no Event of Default (as such term is defined pursuant to the Credit Facility) has occurred under the Company's Credit Facility.

Upon the occurrence of an Event of Default under the Credit Facility, the lenders may cease making loans, terminate the Credit Facility, and declare all amounts outstanding to be immediately due and payable. The Credit Facility specifies a number of events of default (many of which are subject to applicable grace periods), including, among others, the failure to make timely principal and interest payments or to satisfy the covenants, including the financial covenant described above. Additionally, the Credit Facility provides that an Event of Default will occur if Mr. Ralph Lauren, the Company's Chairman and Chief Executive Officer, and related entities fail to maintain a specified minimum percentage of the voting power of the Company's common stock.

Fair Value of Debt

Based on the prevailing level of market interest rates as of March 31, 2007, the carrying value of the Company's 2006 Euro Debt exceeded its fair value by approximately $4 million. As of April 1, 2006, the fair value of the Company's 1999 Euro Debt approximated its carrying value. Unrealized gains or losses on debt do not result in the realization or expenditure of cash, unless the debt is retired prior to its maturity.

14. DERIVATIVE FINANCIAL INSTRUMENTS

The Company has exposure to changes in foreign currency exchange rates relating to certain anticipated cash flows generated by its international operations and possible declines in the fair value of reported net assets of certain of its foreign operations, as well as exposure to changes in the fair value of its fixed-rate debt relating to changes in interest rates. Consequently, the Company periodically uses derivative financial instruments to manage such risks. The Company does not enter into derivative transactions for speculative purposes. The following is a summary of the Company's risk management strategies and the effect of those strategies on the Company's financial statements.

Foreign Currency Risk Management

Foreign Currency Exchange Contracts

The Company enters into forward foreign exchange contracts as hedges, primarily relating to identifiable currency positions to reduce its risk from exchange rate fluctuations on inventory purchases and intercompany royalty payments made by certain of its international operations. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, primarily exposure to changes in the value of the Euro and the Japanese Yen, the Company hedges a portion of its foreign currency exposures anticipated over the ensuing twelve-month to two-year periods. In doing so, the Company uses foreign exchange contracts that generally have maturities of three months to two years to provide continuing coverage throughout the hedging period.

As of March 31, 2007, the Company had contracts for the sale of $214 million of foreign currencies at fixed rates. Of these $214 million of sales contracts, $180 million were for the sale of Euros and $34 million were for the sale of Japanese Yen. The total fair value of the forward contracts was an unrealized loss of $1.9 million. As of April 1, 2006, the Company had contracts for the sale of $90 million of foreign currencies at fixed rates. Of these $90 million of sales contracts, $22 million were for the sale of Euros and $68 million were for the sale of Japanese Yen. The total fair value of the forward contracts was an unrealized loss of $1.8 million.

The Company records foreign currency exchange contracts at fair value in its balance sheet and designates these derivative instruments as cash flow hedges in accordance with FAS 133. As such, the related gains or losses on these contracts are deferred in stockholders' equity as a component of accumulated other comprehensive income. These deferred gains and losses are then either recognized in income in the period in which the related royalties being hedged are received, or in the case of inventory purchases, recognized as part of the cost of the inventory being hedged when sold. However, to the extent that any of these foreign currency exchange contracts are not considered to be perfectly effective in offsetting the change in the value of the royalties or inventory purchases being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in earnings. No significant gains or losses relating to ineffective hedges were recognized in the periods presented.

The Company had deferred net losses on foreign currency exchange contracts in the amount of approximately $2 million at the end of Fiscal 2007, all of which is expected to be recognized in earnings in Fiscal 2008. Net losses on foreign currency exchange contracts in the amount of approximately $1 million were deferred at the end of Fiscal 2006. The Company recognized net gains on foreign currency exchange contracts in earnings of approximately $4 million for Fiscal 2007 and $5 million for Fiscal 2006.

Subsequent to the end of Fiscal 2007, the Company entered into foreign currency option contracts with a notional value of $159 million for the right, but not the obligation, to purchase foreign currencies at fixed rates. These contracts hedged the majority of the foreign currency exposure related to the financing of the Japanese Business Acquisitions, but do not qualify under FAS 133 for hedge accounting treatment. The Company will recognize a gain or loss, limited to the premium paid for the option contracts, upon the settlement of the contracts during the first quarter of Fiscal 2008.

Hedge of a Net Investment in Certain European Subsidiaries

Prior to the Company's repayment of the 1999 Euro Debt in November 2006, the entire principal amount was designated as a hedge of the Company's net investment in certain of its European subsidiaries in accordance with FAS 133. Contemporaneous with this repayment, the Company designated the entire principal amount of the 2006 Euro Debt, issued in October 2006 (see Note 13 for further discussion), as a hedge of its net investment in certain of its European subsidiaries. As required by FAS 133, the changes in fair value of a derivative instrument or a non-derivative financial instrument (such as debt) that is designated as, and is effective as, a hedge of a net investment in a foreign operation are reported in the same manner as a translation adjustment under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," to the extent it is effective as a hedge. As such, changes in the fair value of the 1999 Euro Debt and the 2006 Euro Debt resulting from changes in the Euro exchange rate have been, and continue to be, reported in stockholders' equity as a component of accumulated other comprehensive income. The Company recorded aggregate gains (losses) net of tax in stockholders' equity on the translation of the 1999 Euro Debt and 2006 Euro Debt to U.S. dollars in the amount of approximately $(19) million for Fiscal 2007, $4 million for Fiscal 2006 and ($18) million for Fiscal 2005.

Interest Rate Risk Management

Historically, the Company has used floating-rate interest rate swap agreements to hedge changes in the fair value of its fixed-rate 1999 Euro Debt. These interest rate swap agreements, which effectively converted fixed interest rate payments on the Company's 1999 Euro Debt to a floating-rate basis, were designated as a fair value hedge in accordance with FAS 133. All interest rate swap agreements were terminated in late Fiscal 2006 and there were no outstanding agreements at the end of Fiscal 2007 and Fiscal 2006.

During the first six months of Fiscal 2007, the Company entered into three forward-starting interest rate swap contracts aggregating Euro 200 million notional amount of indebtedness in anticipation of the Company's proposed refinancing of the 1999 Euro Debt, which was completed in October 2006. The Company designated these agreements as a cash flow hedge of a forecasted transaction to issue new debt in connection with the planned refinancing of its 1999 Euro Debt. The interest rate swaps hedged a total of Euro 200.0 million, a portion of the underlying interest rate exposure on the anticipated refinancing. Under the terms of the three interest swap contracts, the Company paid a weighted-average fixed rate of interest of 4.1% and received variable interest based upon six-month EURIBOR. The Company terminated the swaps on September 28, 2006, which was the date the interest rate for the 2006 Euro Debt was determined. As a result, the Company made a payment of approximately Euro 3.5 million ($4.4 million based on the exchange rate in effect on that date) in settlement of the swaps. An amount of $0.2 million was recognized as a loss for the three months ending September 30, 2006 due to the partial ineffectiveness of the cash flow hedge as a result of the forecasted transaction closing on October 5, 2006 instead of November 22, 2006 (the maturity date of the 1999 Euro Debt). The remaining loss of $4.2 million has been deferred as a component of comprehensive income within stockholders' equity and is being recognized in income as an adjustment to interest expense over the seven-year term of the 2006 Euro Debt.

Credit Risk

The Company monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions. Credit risk related to derivative financial instruments is considered low because the agreements are entered into with strong creditworthy counterparties.

15. COMMITMENTS AND CONTINGENCIES

Leases

The Company operates its retail stores under various leasing arrangements. The Company also occupies various office and warehouse facilities and uses certain equipment under many lease agreements. Such leasing arrangements are accounted for under the provisions of FAS 13 as either operating leases or capital leases. In this context, capital leases include leases whereby the Company is considered to have the substantive risks of ownership during construction of a leased property pursuant to the provisions of EITF 97-10. Information on the Company's operating and capital leasing activities is set forth below.

Operating Leases

The Company is typically required to make minimum rental payments, and often contingent rental payments, under its operating leases. Substantially all factory and full-price retail store leases provide for contingent rentals based upon sales, and certain rental agreements require payment based solely on a percentage of sales. Terms of the Company's leases generally contain renewal options, rent escalation clauses and landlord incentives. Rent expense, net of sublease income which was not significant, was $172 million in Fiscal 2007, $137 million in Fiscal 2006 and $128 million in Fiscal 2005. Such amounts include contingent rental charges of $12 million in Fiscal 2007, $12 million in Fiscal 2006 and $10 million in Fiscal 2005. In addition to such amounts, the Company is normally required to pay taxes, insurance and occupancy costs relating to the leased real estate properties.

As of March 31, 2007, future minimum rental payments under noncancelable operating leases with lease terms in excess of one year were as follows:

(millions)	ANNUAL MINIMUM OPERATING LEASE PAYMENTS [a]
FISCAL 2008	$ 156.7
FISCAL 2009	147.4
FISCAL 2010	131.8
FISCAL 2011	108.5
FISCAL 2012	99.7
2013 AND THEREAFTER	556.8
TOTAL	$ 1,200.9

[a] Net of sublease income, which is not significant in any period.

Capital Leases

Assets under capital leases amounted to $56 million at the end of Fiscal 2007 and $32 million at the end of Fiscal 2006. Such assets are classified within property and equipment in the accompanying consolidated balance sheets. As of March 31, 2007, future minimum rental payments under noncancelable capital leases with lease terms in excess of one year were as follows:

(millions)	ANNUAL MINIMUM CAPITAL LEASE PAYMENTS [a]
FISCAL 2008	$ 1.6
FISCAL 2009	1.8
FISCAL 2010	1.0
FISCAL 2011	1.2
FISCAL 2012	1.4
2013 AND THEREAFTER	23.2
TOTAL	$ 30.2

[a] Net of sublease income, which is not significant in any period.

Employment Agreements

The Company has employment agreements with certain executives in the normal course of business which provide for compensation and certain other benefits. These agreements also provide for severance payments under certain circumstances.

Other Commitments

Other off-balance sheet firm commitments, which include outstanding letters of credit and minimum funding commitments to investees, amounted to approximately $36 million as of March 31, 2007.

In addition, see Note 5 for a discussion of the Company's purchase price commitments related to the New Campaign and Japanese Business Acquisitions.

Litigation

Credit Card Matters

The Company is indirectly subject to various claims relating to allegations of security breaches in certain of its retail store information systems. These claims have been made by various credit card associations, issuing banks and credit card processors with respect to cards issued by them pursuant to the rules imposed by certain credit card issuers, particularly Visa® and MasterCard®. The allegations include fraudulent credit card charges, the cost of replacing credit cards, related monitoring expenses and other related claims.

In Fiscal 2005, the Company was subject to various claims relating to an alleged security breach of its point-of-sale systems that occurred at certain Polo retail stores in the U.S. The Company has previously recorded a reserve in an aggregate amount of $13 million to provide for its best estimate of losses related to these claims. $6.2 million was recorded during Fiscal 2005 and the remaining $6.8 million of this reserve was recorded during Fiscal 2006. The Company has paid $11.4 million through March 31, 2007 in settlement of these various claims. The eligibility period for filing any new claims with respect to this matter expired at the end of January 2007.

In addition, in the third quarter of Fiscal 2007, the Company was notified of an alleged compromise of its retail store information systems that process its credit card data for certain Club Monaco stores in Canada. While the investigation of the alleged Club Monaco compromise is ongoing, the evidence to date indicates that only numerical credit card data may have been accessed and not customer names or contact information. The Company's Canadian credit card processor has thus far required the Company to create a reserve of $2 million to cover potential claims relating to this alleged compromise and has deducted funds from Club Monaco credit card transactions to establish this reserve. Since the Company has been advised by its credit card processor that potential claims related to this matter are likely to exceed $2 million in the aggregate, the Company has also recorded an additional $3 million charge during Fiscal 2007 to increase the total reserve for this matter to $5 million based on its best estimate of exposure. Although claims brought against the Company could exceed the amount of the $5 million reserve, the ultimate resolution of these claims is not expected to have a material adverse effect on the Company's liquidity or financial position.

The Company is cooperating with law enforcement authorities in both the U.S. and Canada in their investigations of these matters.

Wathne Imports Litigation

On August 19, 2005, Wathne Imports, Ltd., our domestic licensee for luggage and handbags ("Wathne"), filed a complaint in the U.S. District Court in the Southern District of New York against us and Ralph Lauren, our Chairman and Chief Executive Officer, asserting, among other things, federal trademark law violations, breach of contract, breach of obligations of good faith and fair dealing, fraud and negligent misrepresentation. The complaint sought, among other relief, injunctive relief, compensatory damages in excess of $250 million and punitive damages of not less than $750 million. On September 13, 2005, Wathne withdrew this complaint from the U.S. District Court and filed a complaint in the Supreme Court of the State of New York, New York County, making substantially the same allegations and claims (excluding the federal trademark claims), and seeking similar relief. On February 1, 2006, the court granted our motion to dismiss all of the causes of action, including the cause of action against Mr. Lauren, except for the breach of contract claims, and denied Wathne's motion for a preliminary injunction. A trial date is not yet set for this lawsuit on the breach of contract claims but the Company does not currently anticipate that a trial will occur prior to calendar 2008. We believe this lawsuit to be without merit, we have recently moved for summary judgment and we intend to continue to contest this lawsuit vigorously. Accordingly, management does not expect that the ultimate resolution of this matter will have a material adverse effect on the Company's liquidity or financial position.

Polo Trademark Litigation

On October 1, 1999, we filed a lawsuit against the U.S. Polo Association Inc. ("USPA"), Jordache, Ltd. ("Jordache") and certain other entities affiliated with them, alleging that the defendants were infringing on our trademarks. In connection with this lawsuit, on July 19, 2001, the USPA and Jordache filed a lawsuit against us in the U.S. District Court for the Southern District of New York. This suit, which was effectively a counterclaim by them in connection with the original trademark action, asserted claims related to our actions in connection with our pursuit of claims against the USPA and Jordache for trademark infringement and other unlawful conduct. Their claims stemmed from our contacts with the USPA's and Jordache's retailers in which we informed these retailers of our position in the original trademark action. All claims and counterclaims, except for our claims that the defendants violated the Company's trademark rights, were settled in September 2003. We did not pay any damages in this settlement. On July 30, 2004, the Court denied all motions for summary judgment, and trial began on October 3, 2005 with respect to the four "double horseman" symbols that the defendants sought to use. On October 20, 2005, the jury rendered a verdict, finding that one of the defendant's marks violated our world famous Polo Player Symbol trademark and enjoining its further use, but allowing the defendants to use the remaining three marks. On November 16, 2005, we filed a motion before the trial court to overturn the jury's decision and hold a new trial with respect to the three marks that the jury found not to be infringing. The USPA and Jordache opposed our motion, but did not move to overturn the jury's decision that the fourth double horseman logo did infringe on our trademarks. On July 7, 2006, the judge denied our motion to overturn the jury's decision. On August 4, 2006, the Company filed an appeal of the judge's decision to deny the Company's motion for a new trial to the U.S. Court of Appeals for the Second Circuit. The Company is awaiting a decision from the Court with respect to this appeal.

California Labor Law Litigation

On September 18, 2002, an employee at one of our stores filed a lawsuit against the Company and our Polo Retail, LLC subsidiary in the U.S. District Court for the District of Northern California alleging violations of California antitrust and labor laws. The plaintiff purported to represent a class of employees who had allegedly been injured by a requirement that certain retail employees purchase and wear Company apparel as a condition of their employment. The complaint, as amended, sought an unspecified amount of actual and punitive damages, disgorgement of profits and injunctive and declaratory relief. The Company answered the amended complaint on November 4, 2002. A hearing on cross motions for summary judgment on the issue of whether the Company's policies violated California law took place on August 14, 2003. The Court granted partial summary judgment with respect to certain of the plaintiff's claims, but concluded that more discovery was necessary before it could decide the key issue as to whether the Company had maintained for a period of time a dress code policy that violated California law. On January 12, 2006, a proposed settlement of the purported class action was submitted to the court for approval. A hearing on the settlement was held before the Court on June 29, 2006. On October 26, 2006, the Court granted preliminary approval of the settlement and agreed to begin the process of sending out claim forms to members of the class. On March 28, 2007, the Court granted final approval of the settlement and awarded approximately $1.1 million to members of the class and their attorneys. The Company had previously established a reserve of $1.5 million for this matter in Fiscal 2005. The Court's approval of the settlement also resulted in the dismissal of the similar purported class action filed in San Francisco Superior Court, as described below.

On April 14, 2003, a second putative class action was filed in the San Francisco Superior Court. This suit, brought by the same attorneys, alleged near identical claims to those in the federal class action. The class representatives consisted of former employees and the plaintiff in the federal class action. Defendants in this class action included us and our Polo Retail, LLC, Fashions Outlet of America, Inc., Polo Retail, Inc. and San Francisco Polo, Ltd. subsidiaries as well as a non-affiliated corporate defendant and two current managers. As in the federal class action, the complaint sought an unspecified amount of actual and punitive restitution of monies spent, and declaratory relief. As noted above, on March 28, 2007, the Court granted final approval of the settlement in the federal class action, which resulted in the dismissal of this lawsuit.

On March 2, 2006, a former employee at our Club Monaco store in Los Angeles, California filed a lawsuit against us in the San Francisco Superior Court alleging violations of California wage and hour laws. The plaintiff purports to represent a class of Club Monaco store employees who allegedly have been injured by being improperly classified as exempt employees and thereby not receiving compensation for overtime and not receiving meal and rest breaks. The complaint seeks an unspecified amount of compensatory damages, disgorgement of profits, attorneys' fees and injunctive relief. We believe this suit is without merit and intend to contest it vigorously. Accordingly, management does not expect that the ultimate resolution of this matter will have a material adverse effect on the Company's liquidity or financial position.

On June 2, 2006, a second putative class action was filed by different attorneys by a former employee of our Club Monaco store in Cabazon, California against us in the Los Angeles Superior Court alleging virtually identical claims as the San Francisco action and consisting of the same class members. As in the San Francisco action, the complaint sought an unspecified amount of compensatory damages, disgorgement of profits, attorneys' fees and injunctive relief. On August 21, 2006, the plaintiff voluntarily withdrew his lawsuit.

On May 30, 2006, four former employees of our Ralph Lauren stores in Palo Alto and San Francisco, California filed a lawsuit in San Francisco Superior Court alleging violations of California wage and hour laws. The plaintiffs purport to represent a class of employees who allegedly have been injured by not properly being paid commission earnings, not being paid overtime, not receiving rest breaks, being forced to work off of the clock while waiting to enter or leave the store and being falsely imprisoned while waiting to leave the store. The complaint seeks an unspecified amount of compensatory damages, damages for emotional distress, disgorgement of profits, punitive damages, attorneys' fees and injunctive and declaratory relief. We believe this suit is without merit and intend to contest it vigorously. Accordingly, management does not expect that the ultimate resolution of this matter will have a material adverse effect on the Company's liquidity or financial position.

French Income Tax Audit

The French tax authorities are in the process of auditing one of the Company's French subsidiaries for the taxable years 2000 through 2005. Among other matters still under review, the French tax authorities have asserted that certain intercompany royalty payments made by the Company's French subsidiary to a related U.S. subsidiary were excessive and that a portion should be disallowed as a deduction under French tax law.

The Company disagrees with the position of the French tax authorities that such royalties were excessive. It is expected that the matter ultimately will be resolved under the competent authority procedures of the US-France Income Tax Treaty in order to avoid the double taxation of such income.

Under French tax law, the Company was required to provide bank guarantees for the payment of the asserted tax assessment prior to resolution under the competent authority procedures. Accordingly, the Company has arranged for certain banks to guarantee payment to the French tax authorities on behalf of the Company in the amount of Euro 41.3 million ($55.1 million). In order to secure these guarantees, primarily in Fiscal 2007, the Company placed a corresponding amount of cash in escrow with the banks as collateral for the guarantees. Such cash has been classified as "restricted cash" and reported as a component of "other assets" in the Company's accompanying consolidated balance sheet. Management does not expect that the ultimate resolution of the asserted excess royalties matter will have a material adverse effect on the Company's financial condition or results of operations.

The French tax authorities are required to complete their audit by December 31, 2007. While no significant adjustments other than the asserted excess royalty matter have been formally proposed by the French tax authorities as of the end of April 2007, certain tax positions taken by the Company in connection with the restructuring of its European operations in Fiscal 2004 could be challenged. The Company maintains a tax reserve against this potential exposure based on its best estimate of the probable outcome. However, if asserted, it is reasonably possible that an unfavorable settlement could exceed the Company's established reserves by an estimated amount of up to approximately $30 million, including related employee profit-sharing obligations required under French law based on the reassessed higher level of taxable income. Nevertheless, management does not expect that the ultimate resolution of this matter will have a material adverse effect on the Company's liquidity or financial condition.

Other Matters

We are otherwise involved from time to time in legal claims and proceedings involving credit card fraud, trademark and intellectual property, licensing, employee relations and other matters incidental to our business. We believe that the resolution of these other matters currently pending will not individually or in the aggregate have a material adverse effect on our financial condition or results of operations.

16. STOCKHOLDERS' EQUITY

Capital Stock

The Company's capital stock consists of two classes of common stock. There are 500 million shares of Class A common stock and 100 million shares of Class B common stock authorized to be issued. Shares of Class A and Class B common stock have substantially identical rights, except with respect to voting rights. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of both classes of stock vote together as a single class on all matters presented to the stockholders for their approval, except with respect to the election and removal of directors or as otherwise required by applicable law. All outstanding shares of Class B common stock are owned by Mr. Ralph Lauren, Chairman and Chief Executive Officer, and related entities.

Common Stock Repurchase Program

In November 2006, the Company's Board of Directors approved an expansion of the Company's existing common stock repurchase program that allows the Company to repurchase up to $500 million of Class A common stock. Repurchases of shares of Class A common stock are subject to overall business and market conditions. In Fiscal 2007, share repurchases under the expanded and pre-existing programs amounted to 3.5 million shares of Class A common stock at a cost of $231.3 million. The remaining availability under the common stock repurchase program was $368.3 million as of March 31, 2007.

In Fiscal 2006, the Company repurchased 69.3 thousand shares of Class A common stock at a cost of approximately $4 million. No shares of Class A common stock were repurchased in Fiscal 2005.

Repurchased shares are accounted for as treasury stock at cost and will be held in treasury for future use.

Dividends

Since 2003, the Company has maintained a regular quarterly cash dividend program of $0.05 per share, or $0.20 per share on an annual basis, on its common stock. Dividends paid amounted to $21 million in Fiscal 2007, $21 million in Fiscal 2006 and $22 million in Fiscal 2005.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following summary sets forth the components of other comprehensive income (loss), net of tax, accumulated in stockholders' equity:

(millions)	FOREIGN CURRENCY TRANSLATION GAINS(LOSSES)	NET UNREALIZED DERIVATIVE FINANCIAL INSTRUMENT GAINS(LOSSES)[a]	TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME(LOSS)
BALANCE AT APRIL 3, 2004	$ 73.8	$ (50.7)	$ 23.1
FISCAL 2005 PRETAX ACTIVITY[b]	22.1	(11.1)	11.0
FISCAL 2005 TAX BENEFIT (PROVISION)[b]	(10.8)	6.6	(4.2)
BALANCE AT APRIL 2, 2005	85.1	(55.2)	29.9
FISCAL 2006 PRETAX ACTIVITY[c]	(28.0)	15.2	(12.8)
FISCAL 2006 TAX BENEFIT (PROVISION)[c]	3.9	(5.5)	(1.6)
BALANCE AT APRIL 1, 2006	61.0	(45.5)	15.5
FISCAL 2007 PRETAX ACTIVITY[d]	53.1	(34.8)	18.3
FISCAL 2007 TAX BENEFIT (PROVISION)[d]	1.2	5.5	6.7
BALANCE AT MARCH 31, 2007	$ 115.3	$ (74.8)	$ 40.5

[a] Includes deferred gains and losses on hedging instruments, such as foreign currency exchange contracts designated as cash flow hedges and changes in the fair value of the Company's Euro-denominated debt designated as a hedge of changes in the fair value of the Company's net investment in certain of its European subsidiaries.

[b] Includes a net reclassification adjustment of $9.4 million (net of $1.5 million tax effect) for realized derivative financial instrument losses in the current period that were included as an unrealized loss in comprehensive income in a prior period.

[c] Includes a net reclassification adjustment of $4.6 million (net of $0.2 million tax effect) for realized derivative financial instrument gains in the current period that were included as an unrealized gain in comprehensive income in a prior period.

[d] Includes a net reclassification adjustment of $3.1 million (net of $0.5 million tax effect) for realized derivative financial instrument gains in the current period that were included as an unrealized gain in comprehensive income in a prior period.

18. STOCK-BASED COMPENSATION

Effective April 2, 2006, the Company adopted FAS 123R using the modified prospective application transition method. Under this transition method, the compensation expense recognized in the accompanying consolidated statement of operations beginning April 2, 2006 includes compensation expense for (a) all stock-based payments granted prior to, but not yet vested as of, April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123 and (b) all stock-based payments granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123R.

Impact on Results

A summary of the total compensation expense and associated income tax benefits recognized related to stock-based compensation arrangements is as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006[a]	APRIL 2, 2005[a]
COMPENSATION EXPENSE	$ (43.6)	$ (26.6)	$ (12.9)
INCOME TAX BENEFIT	$ 17.5	$ 10.4	$ 4.7

A summary of the incremental impact of adopting FAS 123R is as follows:

FISCAL YEAR ENDED: (millions, except per share data)	MARCH 31, 2007
INCOME BEFORE PROVISION FOR INCOME TAXES	$ (17.0)
INCOME TAX BENEFIT	7.1
NET INCOME	$ (9.9)
BASIC NET INCOME PER COMMON SHARE	$ (0.09)
DILUTED NET INCOME PER COMMON SHARE	$ (0.09)
CASH FLOWS FROM OPERATING ACTIVITIES[b]	$ (33.7)
CASH FLOWS FROM FINANCING ACTIVITIES	$ 33.7
UNEARNED COMPENSATION[c]	$ 42.7
ADDITIONAL PAID-IN CAPITAL	$ (42.7)

[a] Prior to the adoption of FAS 123R and in accordance with existing accounting principles, the Company recognized stock-based compensation expense in connection with both service-based and performance-based restricted stock units, as well as for shares of restricted stock.
[b] Prior to the adoption of FAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. FAS 123R requires excess tax benefits to be reported as a financing cash inflow rather than as a reduction of taxes paid.
[c] Unearned compensation was eliminated against additional paid-in capital as part of the adoption of FAS 123R as of April 2, 2006.

Transition Information

Prior to April 2, 2006, the Company accounted for stock-based compensation plans under the intrinsic value method in accordance with APB 25 and adopted the disclosure-only provisions of FAS 123. Under this standard, the Company did not recognize compensation expense for the issuance of stock options with an exercise price equal to or greater than the market price at the date of grant. However, as required, the Company disclosed, in the notes to the consolidated financial statements, the pro forma expense impact of the stock option grants as if the fair-value-based recognition provisions of FAS 123 were applied. Compensation expense was previously recognized for restricted stock and restricted stock units. The effect of forfeitures on restricted stock and restricted stock units was recognized when such forfeitures occurred.

In accordance with the modified prospective application transition method, prior period financial statements have not been restated to reflect the effects of implementing FAS 123R. The following table presents the Company's pro forma net income and net income per share if compensation expense for fixed stock option grants had been determined based on the fair value at the grant dates of such awards as defined by FAS 123 for Fiscal 2006 and Fiscal 2005:

FISCAL YEARS ENDED: (millions, except per share data)	APRIL 1, 2006	APRIL 2, 2005
NET INCOME AS REPORTED	$ 308.0	$ 190.4
ADD: STOCK-BASED EMPLOYEE COMPENSATION EXPENSE INCLUDED IN REPORTED NET INCOME, NET OF TAX	16.2	8.2
DEDUCT: TOTAL STOCK-BASED EMPLOYEE COMPENSATION EXPENSE DETERMINED UNDER FAIR VALUE-BASED METHOD FOR ALL AWARDS, NET OF TAX	(29.3)	(21.8)
PRO FORMA NET INCOME	$ 294.9	$ 176.8
NET INCOME PER SHARE AS REPORTED:		
BASIC	$ 2.96	$ 1.88
DILUTED	$ 2.87	$ 1.83
PRO FORMA NET INCOME PER SHARE:		
BASIC	$ 2.83	$ 1.74
DILUTED	$ 2.76	$ 1.70

Long-term Stock Incentive Plan

The Company's 1997 Long-Term Stock Incentive Plan, as amended (the "1997 Plan"), authorizes the grant of awards to participants with respect to a maximum of 26.0 million shares of the Company's Class A common stock; however, there are limits as to the number of shares available for certain awards and to any one participant. Equity awards that may be made under the 1997 Plan include (a) stock options, (b) restricted stock and (c) restricted stock units.

Stock Options

Stock options have been granted to employees and non-employee directors with exercise prices equal to fair market value at the date of grant. Generally, the options become exercisable ratably (a graded-vesting schedule), over a three-year vesting period for employees or over a two-year vesting period for non-employee directors. Stock options generally expire either seven or ten years from the date of grant. The Company recognizes compensation expense for share-based awards that have graded vesting and no performance conditions on an accelerated basis.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted, which requires the input of subjective assumptions. The Company developed its assumptions by analyzing the historical exercise behavior of employees and non-employee directors. The Company's assumptions used for the fiscal years presented were as follows:

Expected Term — The estimate of expected term is based on the historical exercise behavior of employees and non-employee directors, as well as the contractual life of the option grants.

Expected Volatility — The expected volatility factor is based on the historical volatility of the Company's common stock for a period equal to the stock option's expected term.

Expected Dividend Yield — The expected dividend yield is based on the regular quarterly cash dividend of $0.05 per share.

Risk-free Interest Rate — The risk-free interest rate is determined using the implied yield for a traded zero-coupon U.S. Treasury bond with a term equal to the option's expected term.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

FISCAL YEARS ENDED:	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
EXPECTED TERM (YEARS)	4.5	5.2	5.2
EXPECTED VOLATILITY	33.2%	29.1%	35.0%
EXPECTED DIVIDEND YIELD	0.39%	0.45%	0.57%
RISK-FREE INTEREST RATE	4.9%	3.7%	3.3%
WEIGHTED-AVERAGE OPTION GRANT DATE FAIR VALUE	$ 19.40	$ 14.50	$ 11.90

A summary of the stock option activity under all plans during Fiscal 2007 is as follows:

	NUMBER OF SHARES (thousands)	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (in years)	AGGREGATE INTRINSIC VALUE[a] (millions)
OPTIONS OUTSTANDING AT APRIL 2, 2006	8,268	$ 28.69		
GRANTED	879	56.64		
EXERCISED	(2,097)	26.05		
CANCELLED/FORFEITED	(165)	39.99		
OPTIONS OUTSTANDING AT MARCH 31, 2007	6,885	$ 32.79	5.8	$ 379.2
OPTIONS VESTED AND EXPECTED TO VEST[b] AT MARCH 31, 2007	6,644	$ 32.31	5.8	$ 369.2
OPTIONS EXERCISABLE AT MARCH 31, 2007	4,647	$ 26.37	5.0	$ 285.8

[a] The intrinsic value is the amount by which the market price at the end of the period of the underlying share of stock exceeds the exercise price of the stock option.
[b] The number of options expected to vest takes into consideration estimated expected forfeitures.

Additional information pertaining to the Company's stock option plans is as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
AGGREGATE INTRINSIC VALUE OF STOCK OPTIONS EXERCISED[a]	$ 88.7	$ 58.5	$ 36.0
CASH RECEIVED FROM THE EXERCISE OF STOCK OPTIONS	51.4	55.2	53.2
TAX BENEFITS REALIZED ON EXERCISE	33.2	22.0	18.6

[a] The intrinsic value is the amount by which the average market price during the period exceeded the exercise price of the stock option exercised.

As of March 31, 2007, there was $9.7 million of total unrecognized compensation expense related to nonvested stock options granted and the unrecognized compensation expense is expected to be recognized over a weighted-average period of 1.1 years.

Restricted Stock and Restricted Stock Units ("RSUs")

The Company grants restricted shares of Class A common stock and service-based restricted stock units to certain of its senior executives. In addition, the Company grants performance-based restricted stock units to such senior executives and other key executives, and certain other employees of the Company.

Restricted shares of Class A common stock, which entitle the holder to receive a specified number of shares of Class A common stock at the end of a vesting period, are accounted for at fair value at the date of grant. In addition, holders of restricted shares are entitled to receive cash dividends in connection with the payments of dividends on the Company's Class A common stock. Generally, restricted stock grants vest over a five-year period of time, subject to the executive's continuing employment.

Restricted stock units entitle the grantee to receive shares of Class A common stock at the end of a vesting period. Service-based restricted stock units are payable in shares of Class A common stock and generally vest over a five-year period of time, subject to the executive's continuing employment. Performance-based restricted stock units also are payable in shares of Class A common stock and generally vest over (1) a three-year period of time (cliff vesting), subject to the employee's continuing employment and the Company's satisfaction of certain performance goals over the three-year period; or (2) ratably over a three-year period of time (graded vesting), subject to the employee's continuing employment during the applicable vesting period and the achievement by the Company of separate annual performance goals. In addition, holders of certain restricted stock units are entitled to receive dividend equivalents in the form of additional restricted stock units in connection with the payment of dividends on the Company's Class A common stock. Restricted stock units, including shares resulting from dividend equivalents paid on such units, are accounted for at fair value at the date of grant. The fair value of a restricted security is based on the fair value of unrestricted Class A common stock, as adjusted to reflect the absence of dividends for those restricted securities that are not entitled to dividend equivalents. Compensation expense for performance-based restricted stock units is recognized over the service period when attainment of the performance goals is probable.

A summary of the restricted stock and restricted stock unit activity during Fiscal 2007 is as follows:

	RESTRICTED STOCK		SERVICE-BASED RSUs		PERFORMANCE-BASED RSUs	
	NUMBER OF SHARES (thousands)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE	NUMBER OF SHARES (thousands)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE	NUMBER OF SHARES (thousands)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE
NONVESTED AT APRIL 2, 2006	180	$ 24.47	550	$ 34.46	806	$ 39.38
GRANTED	–	–	100	55.43	571	55.17
VESTED	(75)	21.97	–	–	(63)	34.23
CANCELLED	–	–	–	–	(17)	51.66
NONVESTED AT MARCH 31, 2007	105	$ 26.25	650	$ 37.69	1,297	$ 46.43

	RESTRICTED STOCK	SERVICE-BASED RSUs	PERFORMANCE-BASED RSUs
TOTAL UNRECOGNIZED COMPENSATION AT MARCH 31, 2007 (millions)	$ 1.8	$ 10.6	$ 26.6
WEIGHTED-AVERAGE YEARS EXPECTED TO BE RECOGNIZED OVER (in years)	2.1	1.9	1.2

Additional information pertaining to the restricted stock and restricted stock unit activity is as follows:

FISCAL YEARS ENDED:	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
RESTRICTED STOCK			
WEIGHTED-AVERAGE GRANT DATE FAIR VALUE OF AWARDS GRANTED	$ –	$ –	$ 36.96
TOTAL FAIR VALUE OF AWARDS VESTED (millions)	4.2	4.9	3.0
SERVICE-BASED RSUs			
WEIGHTED-AVERAGE GRANT DATE FAIR VALUE OF AWARDS GRANTED	$ 55.43	$ 43.20	$ 34.57
TOTAL FAIR VALUE OF AWARDS VESTED (millions)	–	–	–
PERFORMANCE-BASED RSUs			
WEIGHTED-AVERAGE GRANT DATE FAIR VALUE OF AWARDS GRANTED	$ 55.17	$ 43.14	$ 34.33
TOTAL FAIR VALUE OF AWARDS VESTED (millions)	3.4	2.7	–

19. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Savings Plans

The Company sponsors two defined contribution benefit plans covering substantially all eligible U.S. employees not covered by a collective bargaining agreement. The plans include a savings plan feature under Section 401(k) of the Internal Revenue Code. The Company makes discretionary contributions to the plans and contributes an amount equal to 50% of the first 6% of salary contributed by an employee.

Under the terms of the plans, a participant is 100% vested in Company matching and discretionary contributions after five years of credited service. Contributions under these plans approximated $4 million, $5 million and $4 million in Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

Supplemental Retirement Plan

The Company has a non-qualified supplemental retirement plan for certain highly compensated employees whose benefits under the 401(k) profit sharing retirement savings plans are expected to be constrained by the operation of certain Internal Revenue Code limitations. These supplemental benefits vest over time and the compensation expense related to these benefits is recognized over the vesting period. The amounts accrued under these plans were $26 million and $25 million as of March 31, 2007 and April 1, 2006, respectively, and are reflected in other non-current liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these benefits was $3 million, $5 million and $4 million in Fiscal 2007, Fiscal 2006 and Fiscal 2005, respectively.

Deferred Compensation Plans

The Company has deferred compensation arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $2 million and $1 million as of March 31, 2007 and April 1, 2006, respectively, and are reflected in other non-current liabilities in the accompanying consolidated balance sheets. Total compensation expense related to these compensation arrangements was $0.3 million for Fiscal 2007, $0.3 million for Fiscal 2006 and $0.4 million for Fiscal 2005. The Company funds a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets in the accompanying consolidated balance sheets.

Union Pension Plan

The Company participates in a multi-employer pension plan and is required to make contributions to the Union of Needletrades Industrial and Textile Employees ("Union") for dues based on wages paid to union employees. A portion of these dues is allocated by the Union to a retirement fund which provides defined benefits to substantially all unionized workers. The Company does not participate in the management of the plan and has not been furnished with information with respect to the type of benefits provided, vested and non-vested benefits or assets.

Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from a non-affiliated licensee. The Company has no current intention of withdrawing from the plan.

International Defined Benefit Plans

The Company sponsors certain defined benefit plans at international locations, which are not considered to be material individually and in the aggregate as of March 31, 2007. Pension benefits under these plans are based on formulas that reflect the employees' years of service and compensation levels during their employment period.

20. SEGMENT INFORMATION

The Company has three reportable segments: Wholesale, Retail and Licensing. Such segments offer a variety of products through different channels of distribution. The Wholesale segment consists of women's, men's and children's apparel, accessories and related products which are sold to major department stores, specialty stores, golf and pro shops and the Company's owned and licensed retail stores in the U.S. and overseas. The Retail segment consists of the Company's worldwide retail operations, which sell products through its full-price and factory stores, as well as Polo.com, its e-commerce website. The stores and website sell products purchased from the Company's licensees, suppliers and Wholesale segment. The Licensing segment generates revenues from royalties earned on the sale of the Company's apparel, home and other products internationally and domestically through licensing alliances. The licensing agreements grant the licensees rights to use the Company's various trademarks in connection with the manufacture and sale of designated products in specified geographical areas for specified periods.

The accounting policies of the Company's segments are consistent with those described in Note 3. Sales and transfers between segments are recorded at cost and treated as transfers of inventory. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Each segment's performance is evaluated based upon operating income before restructuring charges and certain one-time items, such as legal charges. Corporate overhead expenses (exclusive of expenses for senior management, overall branding-related expenses and certain other corporate-related expenses) are allocated to the segments based upon specific usage or other allocation methods.

Net revenues and operating income for each segment are as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
NET REVENUES:			
WHOLESALE	$ 2,315.9	$ 1,942.5	$ 1,712.1
RETAIL	1,743.2	1,558.6	1,348.6
LICENSING	236.3	245.2	244.7
TOTAL NET REVENUES	$ 4,295.4	$ 3,746.3	$ 3,305.4

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
OPERATING INCOME:			
WHOLESALE	$ 477.8	$ 398.3	$ 299.7
RETAIL	224.2	140.0	82.8
LICENSING	141.6	153.5	159.5
	843.6	691.8	542.0
LESS:			
UNALLOCATED CORPORATE EXPENSES	(183.4)	(159.1)	(133.8)
UNALLOCATED LEGAL AND RESTRUCTURING CHARGES [a]	(7.6)	(16.1)	(108.5)
TOTAL OPERATING INCOME	$ 652.6	$ 516.6	$ 299.7

[a] Restructuring charges of $4.6 million for Fiscal 2007 and $9.0 million for Fiscal 2006 are primarily related to the Retail segment. Restructuring charges of $2.3 million for Fiscal 2005 are primarily related to the Wholesale segment. See Note 11 for further discussion.

Depreciation and amortization expense and capital expenditures for each segment are as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
DEPRECIATION AND AMORTIZATION:			
WHOLESALE	$ 47.0	$ 39.4	$ 23.6
RETAIL	59.0	53.0	47.3
LICENSING	4.4	5.2	6.4
UNALLOCATED CORPORATE EXPENSES	34.3	29.4	24.8
TOTAL DEPRECIATION AND AMORTIZATION	$ 144.7	$ 127.0	$ 102.1

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
CAPITAL EXPENDITURES:			
WHOLESALE	$ 44.6	$ 28.7	$ 50.6
RETAIL	83.1	87.8	77.5
LICENSING	3.0	3.3	3.1
CORPORATE	53.3	38.8	42.9
TOTAL CAPITAL EXPENDITURES	$ 184.0	$ 158.6	$ 174.1

Total assets for each segment is as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006
TOTAL ASSETS:		
WHOLESALE	$ 1,756.0	$ 1,657.1
RETAIL	909.7	786.5
LICENSING	190.2	189.4
CORPORATE	902.1	455.7
TOTAL ASSETS	$ 3,758.0	$ 3,088.7

Net revenues and long-lived assets by geographic location of the reporting subsidiary are as follows:

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
NET REVENUES:			
UNITED STATES AND CANADA	$ 3,452.2	$ 3,032.3	$ 2,581.2
EUROPE	767.9	627.7	579.2
JAPAN	64.6	44.3	45.9
OTHER REGIONS	10.7	42.0	99.1
TOTAL NET REVENUES	$ 4,295.4	$ 3,746.3	$ 3,305.4

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006
LONG-LIVED ASSETS:		
UNITED STATES AND CANADA	$ 474.5	$ 429.6
EUROPE	107.5	66.5
JAPAN	43.9	50.8
OTHER REGIONS	3.9	1.9
TOTAL LONG-LIVED ASSETS	$ 629.8	$ 548.8

21. RELATED PARTY TRANSACTIONS

In the ordinary course of conducting its business, the Company periodically enters into transactions with other entities or people that are considered related parties.

The Company receives royalty payments, pursuant to a licensing agreement with Impact 21 that allows Impact 21 to sell high quality apparel and related merchandise in Japan using certain of the Company's trademarks. The Company has an approximately 20% interest in Impact 21, which is accounted for under the equity method of accounting. Royalty payments received under this arrangement were approximately $34 million in Fiscal 2007, $34 million in Fiscal 2006 and $34 million in Fiscal 2005. See Note 5 for further discussion of the Company's Japanese Business Acquisitions that occurred in May 2007.

In addition, Mr. Ralph Lauren, the Company's Chairman and Chief Executive Officer, sometimes uses the services of certain employees of the Company for non-Company related purposes. Mr. Lauren reimburses the Company for the direct expenses incurred in connection with those services, including an allocation of such employees' salaries and benefits. Such costs and related reimbursements were less than $1 million in the aggregate in each of the three fiscal years presented.

22. ADDITIONAL FINANCIAL INFORMATION

Cash Interest and Taxes

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005
CASH PAID FOR INTEREST	$ 20.9	$ 10.1	$ 10.1
CASH PAID FOR INCOME TAXES	$ 244.6	$ 165.1	$ 107.7

Non-cash Transactions

Significant non-cash investing activities included the capitalization of fixed assets and recognition of related obligations, including those under certain leasing arrangements in the amount of $45 million for Fiscal 2007 and $46 million for Fiscal 2006. In addition, significant non-cash investing activities included the non-cash allocation of the fair value of the assets acquired and liabilities assumed in the acquisition of the 50% minority interest in RL Media in Fiscal 2007, the acquisition of the Polo Jeans and Footwear Businesses in Fiscal 2006, and the acquisition of the Childrenswear Business in Fiscal 2005. See Note 5 for further discussion of acquisitions.

There were no other significant non-cash financing and investing activities for Fiscal 2007, Fiscal 2006 and Fiscal 2005.

Licensing-related Transactions

Eyewear Licensing Agreement

In February 2006, the Company announced that it had entered into a ten-year exclusive licensing agreement with Luxottica Group, S.p.A. and affiliates ("Luxottica") for the design, production, sale and distribution of prescription frames and sunglasses under the Polo Ralph Lauren brand (the "Eyewear Licensing Agreement").

The Eyewear Licensing Agreement took effect on January 1, 2007 after the Company's pre-existing licensing agreement with another licensee expired. In early January, the Company received a prepayment of approximately $180 million, net of certain tax withholdings, in consideration of the annual minimum royalty and design-services fees to be earned over the life of the contract. The prepayment is non-refundable, except with respect to certain breaches of the agreement by the Company, in which case only the unearned portion of the prepayment as determined based on the specific terms of the agreement would be required to be repaid. The prepayment was recorded by the Company as deferred income and will be recognized in earnings when earned in accordance with the terms of the agreement based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) estimates of sales and royalty data received from the licensee.

Underwear Licensing Agreement

The Company licensed the right to manufacture and sell Chaps-branded underwear under a long-term license agreement, which was scheduled to expire in December 2009. During Fiscal 2007, the Company and the licensee agreed to terminate the licensing and related design-services agreements. In connection with this agreement, the Company received a portion of the minimum royalty and design-service fees due to it under the underlying agreements on an accelerated basis. The approximate $8 million of proceeds received by the Company has been recognized as licensing revenue in the accompanying consolidated financial statements for Fiscal 2007.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected historical financial information as of the dates and for the periods indicated.

The consolidated statement of operations data for each of the three fiscal years in the period ended March 31, 2007 and the consolidated balance sheet data at March 31, 2007 and April 1, 2006 has been derived from, and should be read in conjunction with, the audited financial statements and other financial information presented elsewhere herein. The consolidated statement of operations data for each of the two fiscal years in the period ended April 3, 2004 and the consolidated balance sheet data at April 2, 2005, April 3, 2004 and March 29, 2003 has been derived from audited financial statements not included herein. Capitalized terms are as defined and described in the consolidated financial statements or elsewhere herein. The historical results are not necessarily indicative of the results to be expected in any future period.

The selected financial information for the fiscal year ended March 31, 2007 reflects the acquisition of the remaining 50% equity interest of RL Media and the adoption of FAS 123R. The selected financial information for the fiscal year ended April 1, 2006 reflects the acquisition of the Polo Jeans Business effective in February 2006 and the acquisition of the Footwear Business effective in July 2005. The selected financial information for the fiscal year ended April 2, 2005 reflects the acquisition of the Childrenswear Business effective in July 2004. The selected financial information reflects the consolidation of RL Media effective as of the end of Fiscal 2004.

FISCAL YEARS ENDED: (millions, except per share data)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005	APRIL 3, 2004[a]	MARCH 29, 2003
STATEMENT OF OPERATIONS DATA:					
NET REVENUES:					
NET SALES	$ 4,059.1	$ 3,501.1	$ 3,060.7	$ 2,380.9	$ 2,189.3
LICENSING REVENUES	236.3	245.2	244.7	268.8	250.0
NET REVENUES	4,295.4	3,746.3	3,305.4	2,649.7	2,439.3
GROSS PROFIT	2,336.2	2,022.4	1,684.5	1,323.3	1,207.6
DEPRECIATION AND AMORTIZATION EXPENSE	(144.7)	(127.0)	(102.1)	(85.6)	80.6
RESTRUCTURING CHARGES	(4.6)	(9.0)	(2.3)	(19.6)	(14.4)
OPERATING INCOME[b]	652.6	516.6	299.7	270.9	290.9
INTEREST INCOME/(EXPENSE), NET	4.5	1.2	(6.4)	(10.0)	(13.5)
NET INCOME	$ 400.9	$ 308.0	$ 190.4	$ 169.2	$ 175.7
NET INCOME PER COMMON SHARE:					
BASIC	$ 3.84	$ 2.96	$ 1.88	$ 1.71	$ 1.79
DILUTED	$ 3.73	$ 2.87	$ 1.83	$ 1.68	$ 1.77
AVERAGE COMMON SHARES:					
BASIC	104.4	104.2	101.5	99.0	98.3
DILUTED	107.6	107.2	104.1	101.0	99.3
DIVIDENDS DECLARED PER COMMON SHARE	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ –

[a] Fiscal year consists of 53 weeks.

[b] Operating income has been reduced by litigation-related charges of approximately $3 million in the fiscal year ended March 31, 2007, $7 million in the fiscal year ended April 1, 2006, and $106 million in the fiscal year ended April 2, 2005. Impairment charges related to retail assets reduced operating income by approximately $11 million in the fiscal year ended April 1, 2006.

FISCAL YEARS ENDED: (millions)	MARCH 31, 2007	APRIL 1, 2006	APRIL 2, 2005	APRIL 3, 2004	MARCH 29, 2003
BALANCE SHEET DATA:					
CASH AND CASH EQUIVALENTS	$ 563.9	$ 285.7	$ 350.5	$ 352.3	$ 343.6
WORKING CAPITAL	1,045.6	535.0	791.4	782.0	662.4
TOTAL ASSETS	3,758.0	3,088.7	2,726.7	2,297.6	2,052.4
TOTAL DEBT (INCLUDING CURRENT MATURITIES OF DEBT)	398.8	280.4	291.0	277.3	349.4
STOCKHOLDERS' EQUITY	2,334.9	2,049.6	1,675.7	1,415.4	1,205.6

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth the quarterly financial information of the Company:

FISCAL 2007 (millions, except per share data)	QUARTERLY PERIODS ENDED JULY 1, 2006	SEPTEMBER 30, 2006	DECEMBER 30, 2006	MARCH 31, 2007
NET REVENUES	$ 953.6	$ 1,166.8	$ 1,143.7	$ 1,031.3
GROSS PROFIT	531.5	632.6	614.0	558.1
NET INCOME	80.2	137.0	110.5	73.2
NET INCOME PER COMMON SHARE:				
BASIC	$ 0.76	$ 1.31	$ 1.06	$ 0.70
DILUTED	$ 0.74	$ 1.28	$ 1.03	$ 0.68
DIVIDENDS DECLARED PER COMMON SHARE	$ 0.05	$ 0.05	$ 0.05	$ 0.05

FISCAL 2006 (millions, except per share data)	QUARTERLY PERIODS ENDED JULY 2, 2005	OCTOBER 1, 2005	DECEMBER 31, 2005	APRIL 1, 2006
NET REVENUES	$ 751.9	$ 1,027.3	$ 995.5	$ 971.6
GROSS PROFIT	414.4	551.5	531.5	525.0
NET INCOME	50.7	104.2	90.6	62.5
NET INCOME PER COMMON SHARE:				
BASIC	$ 0.49	$ 1.00	$ 0.87	$ 0.60
DILUTED	$ 0.48	$ 0.97	$ 0.84	$ 0.58
DIVIDENDS DECLARED PER COMMON SHARE	$ 0.05	$ 0.05	$ 0.05	$ 0.05

BOARD OF DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

RALPH LAUREN
Chairman and Chief Executive Officer
Polo Ralph Lauren Corporation

JOHN R. ALCHIN
Executive Vice President and Co-Chief Financial Officer
Comcast Corporation

ARNOLD H. ARONSON
Managing Director, Retail Strategies
Kurt Salmon Associates

FRANK A. BENNACK, JR.
Chairman of the Executive Committee and
Vice Chairman of the Board of Directors
The Hearst Corporation

DR. JOYCE F. BROWN
President
Fashion Institute of Technology

ROGER N. FARAH
President and Chief Operating Officer
Polo Ralph Lauren Corporation

JOEL L. FLEISHMAN
Professor of Law and Public Policy Studies
Duke University

JUDITH A. McHALE
Former President and Chief Executive Officer
Discovery Communications, Inc.

STEPHEN P. MURPHY
President and Chief Executive Officer
Rodale, Inc

JACKWYN L. NEMEROV
Executive Vice President
Polo Ralph Lauren Corporation

TERRY S. SEMEL
Chairman and Chief Executive Officer
Yahoo! Inc.

ROBERT C. WRIGHT
Vice Chairman and Executive Officer
General Electric Company

CORPORATE OFFICERS

RALPH LAUREN
Chairman and Chief Executive Officer

ROGER N. FARAH
President and Chief Operating Officer

JACKWYN L. NEMEROV
Executive Vice President

MITCHELL A. KOSH
Senior Vice President
Human Resources and Legal

TRACEY T. TRAVIS
Senior Vice President
Chief Financial Officer

SENIOR MANAGEMENT

DONALD BAUM
Senior Vice President
Sourcing and Manufacturing

BUFFY BIRRITTELLA
Executive Vice President
Women's Design and Advertising

SCOTT J. BOWMAN
President
International Business Development

MARY ELLEN COYNE
President
Women's Blue Label

BARBARA DEICHMAN
President
Ralph Lauren Home

JONATHAN DRUCKER
Senior Vice President
General Counsel and Corporate Secretary

BRIAN DUFFY
President and Chief Operating Officer
Polo Ralph Lauren Europe

JEROME ESPINOS
President
Collection/Purple Label Footwear

CHARLES E. FAGAN
Executive Vice President
Global Retail Brand Development

JUDITH S. FORMICHELLA
Senior Vice President
Chief Information Officer

SARAH GALLAGHER
President
RalphLauren.com

JOY HERFEL
President
Polo Ralph Lauren Menswear

GEORGE HRDINA
President
RL Childrenswear

BARBARA I. KENNEDY
President
Dresses

DAVID LAUREN
Senior Vice President
Advertising, Marketing and Corporate Communications

JEROME LAUREN
Executive Vice President
Men's Design

RUSS G. LoCURTO
Senior Vice President
Supply Chain, Logistics and Distribution

SUSAN H. McCABE
President
Polo Ralph Lauren Factory Stores

JOHN MEHAS
President and Chief Executive Officer
Club Monaco

WAYNE T. MEICHNER
President
Polo Ralph Lauren Retail Stores

JEFFREY D. MORGAN
President
Product Licensing

NANCY E.S. MURRAY
Senior Vice President
Investor Relations

JOEL OBLONSKY
President
Lauren Footwear

ALFREDO V. PAREDES
Executive Vice President
Global Creative Services, Polo Store Development
and Home Collection Design

KIM ROY
President
Lauren Womenswear

JEFFREY SHERMAN
President and Chief Operating Officer
Polo Retail Group

WENDY SMITH
Senior Vice President
Communications

CHERYL L. STERLING-UDELL
President
Ralph Lauren Womenswear Collection

STEPHEN J. YALOF
Senior Vice President
Real Estate

CORPORATE OFFICES

650 MADISON AVENUE
NEW YORK, NY 10022
(212) 318.7000

INVESTOR RELATIONS

625 MADISON AVENUE
NEW YORK, NY 10022
(212) 813.7868

Polo Ralph Lauren Corporation's Class A Common Stock is listed on the New York Stock Exchange.

TICKER SYMBOL: RL

ANNUAL MEETING

AUGUST 9, 2007, 9:30 A.M.
ST. REGIS HOTEL
2 EAST 55TH STREET
NEW YORK, NY 10022

REGISTRAR AND TRANSFER AGENT

THE BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NY 10286
(800) 524.4458

INDEPENDENT AUDITORS

DELOITTE & TOUCHE LLP
TWO WORLD FINANCIAL CENTER
NEW YORK, NY 10281

POLO RALPH LAUREN INVESTOR WEBSITE

Company information and news is available on our investor website at http://investor.ralphlauren.com.

FORWARD-LOOKING INFORMATION

Please refer to the Company's Fiscal 2007 Form 10-K for a description of the substantial risks and uncertainties related to the forward-looking statements included in this Annual Report.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (SEC) filings are available on our investor website. The most recent certifications by our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act were included as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2007. Our Chief Executive Officer's 2006 annual certification to the NYSE regarding the Company's compliance with the NYSE's corporate governance listing standards was timely filed and did not contain any qualifications.

Our Corporate Governance Policies, the Charters for our Audit, Compensation, and Nominating & Governance Committees, our Code of Business Conduct and Ethics, our Code of Ethics for Principal Executive Officers and Senior Financial Officers, our Amended and Restated Bylaws, and our Amended and Restated Certificate of Incorporation are available on our investor website.

Copies of all the above documents are available to shareholders without charge upon written request to Investor Relations at the Company's Corporate Offices.


END